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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 4, 2001

REGISTRATION NO. 333-66108

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

NEW CENTURY FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	6162	33-0683629
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18400 Von Karman Avenue, Suite 1000
Irvine, California 92612
(949) 440-7030
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Stergios Theologides
Senior Vice President, General Counsel and Secretary
New Century Financial Corporation
18400 Von Karman Avenue, Suite 1000
Irvine, California 92612
(949) 440-7030
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

David A. Krinsky	Allen Z. Sussman
Karen K. Dreyfus	Albert Y. Park
O'Melveny & Myers LLP	Ilyse T. Winnick
610 Newport Center Drive, Suite 1700	Morrison & Foerster LLP
Newport Beach, California 92660	555 West Fifth Street, Suite 3500
(949) 760-9600	Los Angeles, California 90013
(213) 892-5200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

   If the registrant elects to deliver its latest Form 10-K, as amended, to security holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: / /

   If this Form is filed to register additional securities of an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 4, 2001

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

3,000,000 Shares

New Century Financial Corporation

Common Stock

    We are selling 2,700,000 shares of our common stock and certain stockholders are selling 300,000 shares of our common stock. We will not receive any of the proceeds from the shares sold by the selling stockholders. Our common stock is traded on the Nasdaq National Market under the symbol "NCEN." On October 3, 2001, the last reported sale price of our common stock was $10.68.

    Investing in our common stock involves a high degree of risk. You should carefully consider the information under the heading "Risk Factors" beginning on page 7 of this prospectus before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds to selling stockholders	$	$

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    We have granted the underwriters an option for a period of 30 days to purchase up to 450,000 additional shares of our common stock at the public offering price to cover over-allotments, if any.

    We expect the shares of our common stock will be ready for delivery to purchasers on or about               , 2001.

FRIEDMAN BILLINGS RAMSEY
JEFFERIES & COMPANY, INC.
ADVEST, INC.

The date of this prospectus is      , 2001.

[Description of Map]

    Map of the United States showing the locations of New Century's headquarters, Regional/Processing Centers and states with branch offices. The following text appears above the map: "New Century currently originates loans through 65 Retail Sales Offices operating in 26 states and 36 Wholesale Sales Offices, including 5 Regional Operations Centers, operating in 27 states. New Century is approved to offer mortgage products in all 50 states."

    You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

    Our name and logo and the names of products and services offered by us are our trademarks, trade names, or service marks. Each trademark, trade name or service mark of another company appearing in this prospectus belongs to its holder, and does not belong to us.

i

FORWARD-LOOKING STATEMENTS

    This prospectus contains or incorporates by reference certain forward-looking statements and we intend that such forward-looking statements be subject to the safe harbor provisions of the federal securities laws. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects are forward-looking by their nature:

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  our business strategy;

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  our understanding of our competition;

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  market trends;

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  assumptions regarding the early retirement of our residual financing;

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  projected sources and uses of funds from operations;

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  potential liability with respect to legal proceedings; and

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  use of the proceeds of this offering.

    These forward-looking statements are subject to various risks and uncertainties, including those relating to:

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  our access to funding sources and our ability to renew, replace or add to our existing credit facilities on terms comparable to the current terms;

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  initiation of a margin call under our warehouse, aggregation or residual financing agreements;

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  assumptions underlying our residual values and loan loss allowances;

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  an increase in the prepayment speed or default rate of our borrowers;

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  the effect of changes in interest rates;

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  the condition of the secondary markets for our products;

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  the negative impact of economic slowdowns or recessions;

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  management's ability to manage our growth and planned expansion;

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  the effect of the competitive pressures from other lenders or suppliers of credit in our market;

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  our ability to reduce the number of loans sold at a discount;

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  our ability to expand origination volume while reducing overhead; and

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  the impact of new state or federal legislation or court decisions restricting the activities of lenders or suppliers of credit in our market.

    Other risks, uncertainties and factors, including those discussed under "Risk Factors" in this prospectus, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of the date of this prospectus. Our business, financial condition, results of operations and business prospects may have changed since that date.

ii

PROSPECTUS SUMMARY

    This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing in us. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the accompanying notes, before making an investment decision. All references to "we," "us," "our" or the "Company" mean New Century Financial Corporation, New Century Mortgage Corporation and other consolidated and unconsolidated subsidiaries of such companies. Unless otherwise specified in this prospectus, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Our Company

    We are a leading nationwide specialty mortgage banking company that originates, purchases and sells residential mortgage loans secured primarily by first mortgages on single-family residences. We offer mortgage products focused on the needs of borrowers who generally do not satisfy the credit, documentation or other underwriting standards prescribed by conventional mortgage lenders and loan buyers, such as Fannie Mae or Freddie Mac. We originate and purchase loans on the basis of the borrower's ability to repay the mortgage loan, the borrower's historical pattern of debt repayment and the amount of equity in the borrower's property (as measured by the borrower's loan-to-value ratio, or LTV). We have been originating and purchasing these types of loans since 1996 and believe we have developed a comprehensive and sophisticated process for credit evaluation and risk-based pricing allowing us to effectively manage the potentially higher credit risks associated with this segment of the mortgage industry.

    We originate and purchase approximately 75% of our loans through our wholesale network of 7,200 independent mortgage brokers, and we originate the remainder through our retail network of 65 branch offices located in 26 states and our anyloan.com website. We are authorized to do business in all 50 states and regularly originate and purchase loans throughout the country. In 2000 and the first six months of 2001, we originated $4.2 billion and $2.4 billion of loans, respectively. In the second quarter of 2001, we originated record loan production of $1.4 billion, a 24.6% increase over the second quarter of 2000. In addition, 90.8% of our loans were rated by us as "B" or better and had an average LTV of 79.3% during the first six months of 2001. Borrower demand after June 30, 2001, as evidenced by new loan submissions, continues to remain high. Since our inception, we have originated in excess of $17 billion in various types of fixed- and adjustable-rate mortgage loans.

    We have recently experienced significant improvements in our operating performance resulting in large part from reduced costs, increased loan volume, lower interest rates and improved market conditions for the sale of our loans. Total revenues for the three months and six months ended June 30, 2001 were $64.8 million and $112.7 million, respectively, representing an increase of 80.3% and 17.1% over the same periods of 2000. Net earnings for the three months and six months ended June 30, 2001 were $9.9 million and $8.0 million, respectively, as compared to losses of $8.6 million and $1.3 million for the respective comparative periods in 2000. During the first six months of 2001, we reduced outstanding residual financing from $176.8 million, or 48.9% of the carrying value of the residual interests, to $119.6 million, or 36.9% of the carrying value of the residual interests, using cash flow from operations and residual interests. We expect to fully repay our outstanding residual financing prior to December 31, 2002.

    We believe our primary strengths and competitive advantages include our:

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  management depth and experience in different economic cycles;

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  cash flow positive business model;

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  significant cash flows from our residual interests;

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  seasoned relationships with prominent secondary market investors;

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  implementation of advanced technology for credit evaluation;

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  award-winning wholesale e-commerce website; and

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  high quality customer service.

Recent Operational Highlights

    In late 1998, the market for our loans and the availability of capital and financing to mortgage lenders in our industry declined dramatically. During late 1999 and 2000, there were also significant changes in the general level of interest rates and other economic conditions that adversely affected our business. In response to these events, we implemented several strategic initiatives that have reduced our risk profile and significantly improved our recent operating performance and financial results. These initiatives have allowed us to achieve our goal of positive cash flow from operations for the last two consecutive quarters. The key initiatives include:

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  Transition to Cash Flow Positive Loan Sales Strategy. During the second quarter of 2000, we changed our loan sales strategy to optimize cash revenues and liquidity. This strategy helps to protect us against the potential volatility of the securitization market and reduces the risks inherent in retaining significant residual interests in securitizations. For the three months ended June 30, 2001, all of our revenues were cash revenues.

  •
  Restructured and Reduced Debt. In March 2001, we restructured nearly all of our residual financing, which eliminated our exposure to margin calls on that debt. In addition, during 2001, we repaid $57.2 million in residual financing and extended the maturity of our subordinated debt to December 31, 2003, which allowed us to more closely match our payment obligations with the projected cash flows from our residual interests.

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  Reduction of Loan Acquisition Costs. We have substantially reduced our loan acquisition costs by reducing personnel and other expenses and improving operational efficiencies. Our loan acquisition costs were 2.37% of loan production for the quarter ended June 30, 2001, down from 2.87% for the quarter ended June 30, 2000.

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  Sale of Servicing Rights. In 2001, we sold the servicing rights on substantially all of our servicing portfolio to Ocwen Federal Bank FSB, one of the country's highest-rated special servicers, and entered into a sub-servicing arrangement whereby Ocwen will service all of our loans. This transaction allowed us to repay debt, eliminate additional servicing advance obligations, increase our liquidity and reallocate working capital to further support our loan origination activities.

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  Improved Underwriting Controls. We have implemented a process designed to monitor and adjust our underwriting guidelines to originate loans that are more widely accepted by loan buyers. We have also taken steps to further reduce documentation errors, better identify borrower misrepresentations and reduce early payment default with the goal of decreasing the number of loans we sell at a discount.

Growth and Operating Strategies

    The following are our growth and operating strategies:

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  Increase Loan Originations. We plan to pursue expansion into new geographic markets. Our wholesale division can expand quickly into new markets with limited investment in infrastructure. For retail expansion, we will continue our practice of reviewing demographic information about potential markets and opening branches in markets that we conclude can support a retail branch. We will also continue to deploy new marketing and technology initiatives and expand our product line and sales personnel in an effort to increase our existing market penetration.

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  Develop Strategic Alliance Program. We have begun to develop a strategic alliance program to provide our products to customers of banks, thrifts and other financial institutions and mortgage companies who do not offer such products. We have recently hired a team of individuals with extensive experience developing such alliances.

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  Emphasize Cash Flow Positive Operations. We plan to continue to focus our secondary marketing on sales strategies that will optimize liquidity and cash flow. We also intend to sell retained servicing rights and utilize securitization structures that generate cash in excess of loan acquisition costs.

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  Reduce Residual Financing. We expect to reduce residual financing to below $100 million by year-end 2001 and to fully repay all outstanding residual financing no later than year-end 2002. This will enable us to retain all cash flow from the residual interests and reduce interest expense. Other than temporary financing to facilitate our securitization structures, we currently do not intend to incur any additional residual financing.

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  Increase Loan Holding Period and Loan Pool Size. We plan on increasing the size of pools that we offer for sale in order to realize higher whole loan sale prices on those pools of loans. Additionally, we plan to increase the number of days we hold the loans prior to sale, thereby realizing an increase in the net interest income on these loans.

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  Reduce Loans Sold at Discount. We are devoting significant efforts to reduce the losses that result from loans we sell at a discount to par value. We have appointed a corporate level Chief Credit Officer, improved the analytics used in evaluating discount loans and eliminated products resulting in disproportionately high levels of discount loans.

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  Further Reduce Loan Acquisition Costs. We continue to focus our efforts on reducing our loan acquisition cost by improving efficiencies and increasing loan origination volume. Our goal is to achieve a loan acquisition cost of 2.25% by the fourth quarter of 2001 and 2.0% by the end of 2003.

General Information

    Our executive offices are located at 18400 Von Karman Avenue, Suite 1000, Irvine, California 92612 and our telephone number is (949) 440-7030. Our Internet address is www.ncen.com. The information contained in our website, in www.anyloan.com, or in any websites linked by our websites, is not a part of this prospectus and you should not rely on such information in deciding whether to invest in our company. Unless otherwise indicated, all information in this prospectus assumes that the underwriters have not exercised their over-allotment option.

Recent Developments

    In September 2001, we completed a securitization of $526 million of fixed- and adjustable-rate mortgage loans underwritten by Salomon Smith Barney. The security offered 4 classes of certificates totaling approximately $522 million. Approximately 70 percent of the mortgage loans are insured to a 60 percent loan-to-value ratio by a lender-paid PMI policy issued by MGIC. Credit enhancement was provided in the form of an over-collateralization account of 0.75% that was fully funded at closing. The transaction was accompanied by a companion NIM transaction that allowed us to receive net cash proceeds comparable to the cash proceeds we were receiving in whole loan sales during the same period.

    In July 2001, we raised gross proceeds of approximately $15 million through a private placement of 1,442,308 shares of our common stock at $10.40 per share. Friedman, Billings, Ramsey & Co., Inc. served as placement agent for this transaction. Net proceeds to us totaled approximately $14.15 million. Effective as of August 20, 2001, we registered for resale the shares sold in the private placement on a Form S-3 filed with the Securities and Exchange Commission, and agreed to maintain the effectiveness of the registration for up to two years, subject to customary exceptions.

    In May 2001, CDC Mortgage Capital joined our U.S. Bank syndicated warehouse line as a $70 million participant. In addition, in July 2001, we entered into a $200 million repurchase agreement with CDC Mortgage Capital. The agreement allows for both funding of loan originations and aggregation of loans for up to 6 months pending their sale or securitization. The addition of this facility brings our total warehouse and aggregation credit facilities to $1.4 billion.

The Offering

Common stock offered by us	2,700,000 shares(1)
Common stock offered by the selling stockholders	300,000 shares
Common stock outstanding after the offering	19,416,764 shares(1)(2)
Use of proceeds	For general corporate purposes, including increasing our capital base to support expansion of our credit facilities and to finance additional growth. We also intend to use the proceeds to (i) open additional offices, (ii) hire additional sales staff, (iii) fund possible acquisitions of other mortgage companies and (iv) for other general corporate purposes.
Nasdaq National Market symbol	NCEN

(1)
Assumes no exercise of the underwriters' over-allotment option.

(2)
The common stock to be outstanding after the offering is based on 16,716,764 shares of common stock outstanding as of August 15, 2001, which includes the 1,442,308 shares issued in July 2001 through a private placement and excludes:

•
4,124,400 shares of common stock issuable on the conversion of preferred stock;

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2,022,227 shares of common stock issuable on the exercise of outstanding stock options;

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50,000 shares of common stock issuable on the exercise of warrants;

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1,846,229 shares of common stock available for issuance under our employee stock purchase plan; and

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677,256 shares of common stock available for issuance under our 1995 stock option plan.

Summary Consolidated Financial Data

    You should read this summary financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited and unaudited financial statements and notes thereto that are included elsewhere herein.

	For the Year Ended December 31,			For the Six Months Ended June 30,		For the Three Months Ended June 30,
	1998	1999	2000	2000	2001	2000	2001
	(in thousands, except per share data)
Revenues:
Gain (loss) on sale of loans	$105,060	$121,672	$14,952	$21,205	$58,679	$(1,605)	$38,129
Interest income	47,655	61,457	67,351	36,212	22,975	17,771	13,717
Servicing income	9,072	23,428	30,093	15,555	9,504	7,746	2,998
Residual interest income	14,620	27,385	49,867	22,805	20,684	11,481	9,530
Other income	—	—	1,653	540	907	540	420

Total revenues	176,407	233,942	163,916	96,317	112,749	35,933	64,794
Operating expenses	124,099	167,056	200,697	98,260	98,585	50,593	47,435

Earnings (loss) before income taxes (benefit)	52,308	66,886	(36,781)	(1,943)	14,164	(14,660)	17,359
Income taxes (benefit)	21,193	27,377	(13,756)	(613)	6,123	(6,057)	7,466

Net earnings (loss)	$31,115	$39,509	$(23,025)	$(1,330)	$8,041	$(8,603)	$9,893

Basic earnings (loss) per share(1)	$2.19	$2.59	$(1.76)	$(0.19)	$0.44	$(0.63)	$0.61

Diluted earnings (loss) per share(1)	$2.03	$2.11	$(1.76)	$(0.19)	$0.41	$(0.63)	$0.51

	As of December 31,			As of June 30,
	1998	1999	2000	2000	2001
	(in thousands)
Loans receivable held for sale, net	$356,975	$442,653	$400,089	$526,218	$588,305
Residual interests in securitizations	205,395	364,689	361,646	393,906	324,551
Total assets	624,727	863,709	837,161	985,499	960,926
Borrowings under warehouse lines of credit	191,931	234,778	201,705	245,363	275,045
Borrowings under aggregation lines of credit	153,912	193,948	202,741	259,041	304,119
Residual financing	122,298	177,493	176,806	205,291	119,641
Subordinated debt	—	20,000	40,000	35,000	40,000
Other liabilities	41,973	64,527	63,760	66,938	65,046
Total stockholders' equity	$114,613	$172,963	$152,149	$173,866	$157,075

(1)
See footnote 6 to the unaudited financial statements and footnote 19 to the audited financial statements included in this prospectus for basic and diluted weighted average number of shares outstanding.

	For the Year Ended December 31,			For the Six Months Ended June 30,		For the Three Months Ended June 30,
	1998	1999	2000	2000	2001	2000	2001
	(dollars in thousands)
Loan origination and purchase activities:
Wholesale originations	$2,382,784	$2,894,517	$3,041,761	$1,502,510	$1,911,189	$793,172	$1,103,236
Retail originations	942,072	1,185,747	1,110,596	564,327	499,263	317,204	280,684

Total loan originations and purchases	$3,324,856	$4,080,264	$4,152,357	$2,066,837	$2,410,452	$1,110,376	$1,383,920

Average principal balance per loan	$96	$102	$108	$103	$130	$106	$133
Percent of loans secured by first mortgages	97.2%	96.7%	95.3%	94.7%	98.6%	93.7%	99.0%
Weighted average initial loan-to-value ratio	78.2	78.8	78.6	79.0	78.3	79.2	78.6
Originations by product type:
ARMs	$1,920,686	$2,610,475	$3,052,481	$1,502,190	$1,957,688	$806,933	$1,141,740
Fixed-rate mortgages	1,404,170	1,469,789	1,099,876	564,647	452,764	303,443	242,180
Weighted average interest rate:
Fixed-rate mortgages	10.0%	10.2%	11.0%	10.9%	10.3%	11.1%	10.0%
ARMs	9.7	9.8	10.4	10.4	9.7	10.5	9.6
Margin-ARMs	6.1	6.2	6.2	6.1	6.5	6.1	6.6
Loan sales:
Loans sold through whole loan transactions	$1,477,225	$1,033,006	$3,133,205	$1,320,462	$1,839,416	$823,686	$885,587
Loans sold through securitizations	2,265,700	3,017,658	1,029,477	644,454	380,242	214,774	380,242
Loans acquired to securitize	(544,704)	(61,312)	—	—	—	—	—

Net loan sales	$3,198,221	$3,989,352	$4,162,682	$1,964,916	$2,219,658	$1,038,460	$1,265,829

RISK FACTORS

    You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. When determining whether to buy our common stock you should also refer to the other information in this prospectus, including our financial statements and the related notes.

If we are unable to maintain adequate financing sources, our earnings and financial position will suffer and jeopardize our ability to continue operations.

    We require substantial cash to support our operating activities and growth plans, which is provided primarily by $1.4 billion in short-term warehouse and aggregation credit facilities to fund loan originations and purchases pending the pooling and sale of such loans. We also have residual financing agreements that provide us with financing secured by residual interests we have retained in certain securitization transactions and securitization transactions involving net interest margin securities, or NIMs. If we cannot maintain or replace these facilities on comparable terms and conditions, we may incur substantially higher interest expense that would reduce our profitability.

    During volatile times in the capital markets, access to warehouse, aggregation and residual financing has been severely constricted. If we are unable to maintain adequate financing or other sources of capital are not available, we would be forced to suspend or curtail our operations, which would have a material adverse effect on our results of operations, financial condition and business prospects.

A change in the assumptions we use to determine the value of our residual interests could adversely affect our financial position.

    As of June 30, 2001, the value of our residual interests from securitization transactions on our balance sheet was $324.6 million. The value of these residuals is a function of the delinquency, loss, prepayment and discount rate assumptions we use to determine their value. During 2000, we changed these assumptions to reflect trends in actual pool performance, prepayment experience and the interest rate environment. As a result of these changes, we recorded reductions in the value of our residuals by $67.0 million. The reductions consisted of the following components:

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  $25.6 million resulted from changes to the prepayment and loss assumptions used in the valuation of the residual interests;

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  $14.5 million resulted from our change in the discount rate on our residuals from 12% to 13% and on our NIM bonds from 14% to 15%; and

  •
  $26.9 million resulted from the exercise by Salomon Smith Barney, Inc. of the call provision for our 1998-NC5 security in December 2000. We do not have any other residual interests that have a call provision similar to 1998-NC5.

    If our actual experience differs materially from the revised assumptions we used to determine the value of our residual interests, future cash flows and earnings could be negatively affected.

Our warehouse and aggregation financing is subject to margin calls based on the lender's opinion of the value of our loan collateral. An unanticipated large margin call could adversely affect our liquidity.

    The amount of financing we receive under our warehouse and aggregation financing agreements depends in large part on the lender's valuation of the mortgage loans that secure the financings. Each such credit facility provides the lender the right, under certain circumstances, to reevaluate the loan collateral that secures our outstanding borrowings at any time. In the event the lender determines that the value of the loan collateral has decreased, it has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of the outstanding borrowings. Any such margin call could have a material adverse effect on our results of operations, financial condition and business prospects.

Our operations could be hurt by an economic slowdown or recession particularly if it results in a decline in the real estate market.

    The risks associated with our business are more acute during periods of economic slowdown or recession because these periods may be accompanied by decreased demand for consumer credit and declining real estate values. Declining real estate values reduce the ability of borrowers to use home equity to support borrowings because they negatively affect loan-to-value ratios of the home equity collateral. In addition, because we make a substantial number of loans to credit-impaired borrowers, the actual rates of delinquencies, foreclosures and losses on these loans could be higher during economic slowdowns. Any sustained period of increased delinquencies, foreclosures or losses could adversely affect our ability to sell loans, the prices we receive for our loans, or the value of our residual interests in securitizations, which could have a material adverse effect on our results of operations, financial condition and business prospects.

High delinquencies or losses on the mortgage loans in our securitizations may decrease our cash flows or impair our ability to sell or securitize loans in the future.

    Loans we make to lower credit grade borrowers, including credit-impaired borrowers, entail a higher risk of delinquency and higher losses than loans we make to borrowers with better credit. Virtually all of our loans are made to borrowers who do not qualify for loans from conventional mortgage lenders. No assurance can be given that our underwriting criteria or methods will afford adequate protection against the higher risks associated with loans made to lower credit grade borrowers. We continue to be subject to risks of default and foreclosure following the sale of loans through securitization. To the extent such losses are greater than expected, the cash flows we receive through residual interests would be reduced. Increased delinquencies or losses may also reduce our ability to sell or securitize loans in the future. Any such reduction in our cash flows or impairment in our performance could have a material adverse effect on our results of operations, financial condition and business prospects.

Our earnings may decrease because of increases or decreases in interest rates.

    Our profitability may be directly affected by changes in interest rates. First, these changes may reduce the spread we earn between the interest we receive on our loans and our funding costs. Second, a substantial and sustained increase in interest rates could adversely affect borrower demand for our products. Third, during periods of rising interest rates, the value and profitability of our loans may be negatively affected from the date of origination or purchase until the date we sell or securitize the loan. Fourth, our adjustable-rate mortgage loans have periodic and lifetime interest rate caps above which the interest rate on the loans may not rise. In the event of general interest rate increases, the rate of interest on these mortgage loans could be limited, while the rate payable on the senior certificates representing interests in a securitization trust into which these loans are sold may be uncapped. This would reduce the amount of cash we receive over the life of our residual interests, and require us to reduce the carrying value of our residual interests. Fifth, a significant decrease in interest rates could increase the rate at which loans are prepaid, which also could require us to reduce the carrying value of our residual interests. If prepayments are greater than expected, the cash we receive over the life of our residual interests would be reduced. Any such change in interest rates could have a material adverse effect on our results of operations, financial condition and business prospects.

In the event of a default on our subordinated debt, the collateral securing the debt may not provide near-term cash sufficient to repay the debt.

    In addition to financing that is secured by our loans and residual interests, we have also borrowed $40 million in subordinated debt from U.S. Bank. This debt is secured by a subordinated lien on the collateral that is pledged under our warehouse credit facility with U.S. Bank as well as by certain rights to our residual interests. Unlike our warehouse, aggregation and residual financing borrowings, which are secured by assets that we believe would cover the borrowings in the event of a default, we may not have a source of funds to repay the subordinated debt in the event of a default. We intend to rely primarily on cash flows from our residual interests to repay this debt on or before its December 31, 2003 maturity. It would be more difficult for us to repay this subordinated debt when due if our residual cash flows fall significantly short of projections and we are required to use cash flows from operations. Our inability to repay the subordinated debt when due would have a material adverse effect on our results of operations, financial condition and business prospects.

Our inability to realize cash proceeds from loan sales and securitizations in excess of the loan acquisition cost could adversely affect our financial position.

    The net cash proceeds received from loan sales consist of the premiums we receive on sales of loans in excess of the outstanding principal balance, plus the cash proceeds we receive from securitization, minus the discounts on loans that we have to sell for less than the outstanding principal balance. If we are unable to originate loans at a cost lower than the cash proceeds realized from loan sales, our results of operations, financial condition and business prospects could be materially adversely affected.

An interruption or reduction in the securitization and whole loan markets would hurt our financial position.

    We are dependent on the securitization market for the sale of our loans because we securitize loans directly and many of our whole loan buyers purchase our loans with the intention to securitize. The securitization market is dependent upon a number of factors, including general economic conditions, conditions in the securities market generally and conditions in the asset-backed securities market specifically. In addition, poor performance of our previously securitized loans could harm our access to the securitization market. Accordingly, a decline in the securitization market or a change in the market's demand for our loans could have a material adverse effect on our results of operations, financial condition and business prospects.

Our business is dependent upon conditions in California where we conduct a significant amount of our business.

    For the six months ended June 30, 2001, approximately 44% of the mortgage loans we originated or purchased were secured by property in California. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster, such as an earthquake, in California could adversely affect the value of the mortgaged properties in California and increase the risk of delinquency, foreclosure, bankruptcy, or loss on mortgage loans in our portfolio. This would negatively affect our ability to purchase, originate and securitize mortgage loans, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

    California is currently experiencing an energy crisis. As a result, energy costs, including natural gas and electricity, may increase significantly in the future. There may also be limitations in the amount of energy resulting in power "blackouts" during short periods of time. Therefore, because our headquarters, a substantial number of our branch offices and some of the independent brokers in our wholesale network are based in California, our operations may be disrupted and operating expenses may increase in the future. Any such disruption or increase in expenses could be material and could adversely affect our loan originations, margins and our profitability. To date, we have not experienced material increases in our overall operating expenses. However, if the power outages associated with the energy crisis continue or become more severe, we could experience material disruptions or cost increases in the future, which could have a material adverse effect on our results of operations, financial condition and business prospects.

Many of our competitors are larger and have greater financial resources than we do, which could make it difficult for us to compete successfully, and we could face new competitors.

    We face intense competition in the business of originating, purchasing and selling mortgage loans. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. In addition, certain government-sponsored entities, such as Fannie Mae and Freddie Mac, are beginning to purchase some categories of non-prime loans, which may cause new competitors to enter our market and reduce our profit margins.

    Certain large finance companies and conforming mortgage originators also originate non-prime mortgage loans to customers similar to the borrowers we serve. Competitors with lower costs of capital have a competitive advantage over us. In addition, establishing a wholesale lending operation such as ours requires a relatively small commitment of capital and human resources. This low barrier to entry permits new competitors to enter our markets quickly and compete with our wholesale lending business, which could have a material adverse effect on our results of operations, financial condition and business prospects.

Changes in the volume and cost of loans originated by our wholesale division may decrease our loan production and decrease our earnings.

    We depend primarily on independent mortgage brokers and, to a lesser extent, on correspondent lenders for the origination and purchase of our wholesale mortgage loans, which constitute the majority of our loan production. These independent mortgage brokers have relationships with multiple lenders and are not obligated by contract or otherwise to do business with us. We compete with these lenders for the independent brokers' business on pricing, service, loan fees, costs and other factors. Competition from other lenders and purchasers of mortgage loans could negatively affect the volume and pricing of our wholesale loans, which could have a material adverse effect on our results of operations, financial condition and business prospects.

A decline in the quality of servicing of the loans that we have recently transferred could lower the value of our residual interests and our ability to sell or securitize loans.

    We recently transferred our servicing portfolio to Ocwen Federal Bank FSB. There is a risk that the transfer of servicing to a third party could result in reduced collections and increases in delinquencies due to, among other things, borrower confusion, data integrity problems, system integration issues and poor customer service. A third-party servicing agent may not have the incentive to manage the servicing process in our best interests. Poor servicing and collections could adversely affect the value of our residual interests and our ability to sell or securitize loans, which could have a material adverse effect on our results of operations, financial condition and business prospects.

We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which would hurt our earnings.

    When we sell loans, we are required to make customary representations and warranties about such loans to the loan purchaser. Our whole loan sale agreements require us to repurchase or substitute loans in the event we breach a representation or warranty given to the loan purchaser or make a misrepresentation during the mortgage loan origination process. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. Likewise, we are required to repurchase or substitute loans if we breach a representation or warranty in connection with our securitizations. The remedies available to a purchaser of mortgage loans are generally broader than those available to us against the originating broker or correspondent. Further, if a purchaser enforces its remedies against us, we may not be able to enforce the remedies we have against the sellers. The repurchased loans typically can only be financed at a steep discount to their repurchase price, if at all. They are also typically sold at a significant discount to the unpaid principal balance. Significant repurchase activity could negatively affect our cash flow and results of operations.

New legislation could restrict our ability to make mortgage loans, which could adversely impact our earnings.

    Several states and cities are considering or have passed laws, regulations or ordinances aimed at curbing predatory lending practices. The federal government is also considering legislative and regulatory proposals in this regard. In general, these proposals involve lowering the existing federal Homeownership and Equity Protection Act thresholds for defining a "high-cost" loan, and establishing enhanced protections and remedies for borrowers who receive such loans. However, many of these laws and rules extend beyond curbing predatory lending practices to restrict commonly accepted lending activities, including some of our activities. For example, some of these laws and rules prohibit any form of prepayment charge or severely restrict a borrower's ability to finance the points and fees charged in connection with his or her loan. Passage of these laws and rules could reduce our loan origination volume. In addition, for reputational reasons and because of the enhanced risk, many whole loan buyers elect not to purchase any loan labeled as a "high cost" loan under any local, state or federal law or regulation. Accordingly, these laws and rules could severely constrict the secondary market for a significant portion of our loan production. This would effectively preclude us from continuing to originate loans that fit within the newly defined thresholds and would have a material adverse effect on our results of operations, financial condition and business prospects.

A recent federal circuit court decision regarding the legality of yield spread premiums could increase litigation against us and other mortgage lenders.

    In June 2001, the Eleventh Circuit Court of Appeals issued a decision in Culpepper v. Irwin Mortgage Corp. in which the court revisited the legality of certain payments that lenders commonly make to mortgage brokers, often referred to as yield spread premiums, under the federal Real Estate Settlement Procedures Act. In 1999, the Department of Housing and Urban Development issued a policy statement taking the position that lender payments to mortgage brokers, including yield spread premiums, are not per se illegal. The Culpepper decision apparently treats a much wider category of these payments as illegal. We and other mortgage lenders now face inconsistent judicial decisions about such payments. If the Culpepper decision is not overturned or otherwise superseded by law or regulation, there could be a substantial increase in litigation regarding lender payments to brokers. Since July 2001, we have been served with two yield spread premium class actions, which are further described in "Business—Legal Proceedings." The costs of a significant increase in litigation could have a material adverse effect on our results of operations, financial condition and business prospects.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

    In the course of our business, we may foreclose and take title to residential properties, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Our charter and bylaws and Delaware law contain provisions that could discourage a takeover.

    Our amended and restated certificate of incorporation and our amended and restated bylaws include various provisions that could delay, defer or prevent a takeover attempt that may be in the best interest of our stockholders. These provisions include the existence of a classified board of directors, the ability of our board of directors to issue additional shares of our preferred stock up to 7,460,000 shares without any further stockholder approval and requirements that (i) our stockholders give advance notice with respect to certain proposals they may wish to present for a stockholder vote, (ii) our stockholders act only at annual or special meetings and (iii) two-thirds of all directors approve a change in the number of directors on our board of directors. Issuance of our preferred stock could also discourage bids for the common stock at a premium as well as create a depressive effect on the market price of our common stock. In addition, provisions in our 1998 transaction with U.S. Bancorp that provide U.S. Bancorp with certain preemptive rights and anti-dilutive adjustments to its shares may discourage takeover attempts by third parties.

    We are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our charter and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

The concentrated ownership of our voting stock by a small group of our stockholders may have an adverse effect on your ability to influence the direction we will take.

    Upon completion of the offering, a small group of our stockholders, comprised of our management team and directors, U.S. Bancorp and Brookhaven Capital, will beneficially own an aggregate of approximately 70% of the total voting power of our voting stock. These stockholders, if they were to act in concert, would have majority control and would have the ability to control the approval of certain fundamental corporate transactions (including mergers, consolidations and sale of assets) and to elect all of the members of our board of directors, whether or not their actions are in the best interests of our other stockholders.

Various factors may cause the market price of our common stock to become volatile, which could adversely affect our ability to access the capital markets in the future.

    The market price of our common stock may experience fluctuations that are unrelated to our operating performance. In particular, the price of our common stock may be affected by general market price movements as well as developments specifically related to the consumer finance industry and the financial services sector. These could include, among other things, interest rate movements, quarterly variations or changes in financial estimates by securities analysts, or a significant reduction in the price of the stock of another participant in the consumer finance industry. This volatility may make it difficult for us to access the capital markets through additional secondary offerings of our common stock, regardless of our financial performance.

USE OF PROCEEDS

    We estimate that the net proceeds to us from the sale of 2,700,000 shares of common stock, based on an assumed offering price of $10.68 per share, will be $26.6 million, after deducting the underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares from any selling stockholders.

    The primary purpose of the offering is to increase our capital base to support expansion of our credit facilities and finance additional growth. We also intend to use the proceeds from the offering for other general corporate purposes, including to:

  •
  open additional offices;

  •
  hire additional sales staff; and

  •
  fund possible acquisitions of other mortgage companies.

    The amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash generated from our operations. We may find it necessary or advisable to use portions of the balance of the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending these uses, we intend to reduce the level of outstanding revolving borrowings, invest the net proceeds in United States government securities and other short-term, investment grade, interest-bearing instruments. We currently have no commitments or agreements and are not involved in any negotiation with respect to any acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" for additional information regarding our sources and uses of capital.

CAPITALIZATION

    The following table sets forth as of June 30, 2001 our capitalization on an actual basis, on a pro forma basis to give effect to the sale of 1,442,308 shares in a private placement completed in July 2001 and on a pro forma as adjusted basis to give effect to the sale by us of 2,700,000 shares of common stock in this offering at an assumed offering price of $10.68 per share. You should read this information together with the "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes contained elsewhere in this prospectus.

	As of June 30, 2001
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Long Term Debt:
Residual financing due December 31, 2002	$111,308	$111,308	$111,308
Subordinated debt due December 31, 2003	40,000	40,000	40,000

Total long term debt	151,308	151,308	151,308
Stockholders' equity:
Preferred Stock, $0.01 par value, 7,500,000 shares authorized and 40,000 shares outstanding	$—	$—	$—
Common Stock, $0.01 par value, 45,000,000 shares authorized and 15,175,009 shares actual, 16,617,317 shares pro forma, and 19,317,317 shares pro forma as adjusted issued and outstanding	152	166	193
Additional paid-in capital	90,222	104,357	130,886
Deferred stock compensation	(1,317)	(1,317)	(1,317)
Retained earnings	68,018	68,018	68,018

Total stockholders' equity	157,075	171,224	197,780

Total capitalization	$308,383	$322,532	$349,088

    This table excludes the following shares:

  •
  4,124,400 shares of common stock issuable upon the conversion of preferred stock;

  •
  1,873,379 shares of common stock issuable upon the exercise of outstanding stock options;

  •
  50,000 shares of common stock issuable upon the exercise of warrants; and

  •
  1,855,524 shares of common stock available for issuance under our employee stock purchase plan, and 916,256 shares of common stock available for issuance under our 1995 stock option plan.

PRICE OF OUR COMMON STOCK AND DIVIDEND POLICY

Market Information

    Our common stock began trading on the Nasdaq National Market in June 1997 under the symbol "NCEN." The following table sets forth the high and low sale prices for our common stock, as reported by the Nasdaq National Market.

	High	Low
Fiscal Year Ended December 31, 1998
First Quarter	$11.88	$7.38
Second Quarter	13.00	8.50
Third Quarter	12.63	6.63
Fourth Quarter	13.63	2.75
Fiscal Year Ended December 31, 1999
First Quarter	$15.25	$10.69
Second Quarter	20.50	11.19
Third Quarter	20.00	15.50
Fourth Quarter	17.69	13.31
Fiscal Year Ended December 31, 2000
First Quarter	$15.75	$6.13
Second Quarter	10.13	5.06
Third Quarter	14.25	7.13
Fourth Quarter	12.50	9.75
Fiscal Year Ending December 31, 2001
First Quarter	$11.00	$6.00
Second Quarter	10.60	6.59
Third Quarter	12.00	8.65
Fourth Quarter (through October 3, 2001)	10.75	9.26

Investors

    The approximate number of record holders of our common stock as of the date of this prospectus is 89.

Dividend Policy

    We have never declared or paid any cash dividends on our common stock. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, we are prohibited from paying dividends under certain of our credit facilities without the prior approval of our lenders.

SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated statements of operations and balance sheet data for each of the five years ended December 31, 2000 have been derived from the Company's financial statements audited by KPMG LLP, independent auditors. The operating data for the six months ended June 30, 2000 and 2001, and the balance sheet data as of those dates are derived from our unaudited financial statements and notes thereto included elsewhere in this prospectus. Such selected financial data should be read in conjunction with those financial statements and the notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" also included elsewhere herein.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	1996	1997	1998	1999	2000	2000	2001
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Gain on sale of loans	$11,630	$67,939	$105,060	$121,672	$14,952	$21,205	$58,679
Interest income	2,846	25,071	47,655	61,457	67,351	36,212	22,975
Servicing income	29	585	9,072	23,428	30,093	15,555	9,504
Residual interest income	—	5,038	14,620	27,385	49,867	22,805	20,684
Other income	—	—	—	—	1,653	540	907

Total revenues	14,505	98,633	176,407	233,942	163,916	96,317	112,749
Expenses:
Personnel	6,083	24,840	41,345	54,634	57,418	28,315	37,008
Interest	1,941	20,579	40,328	53,193	72,126	35,478	29,062
General and administrative	2,725	16,037	30,994	42,732	52,601	24,160	24,800
Advertising and promotion	1,169	5,620	8,681	11,767	12,681	7,407	5,158
Professional fees	282	965	2,751	4,730	5,871	2,900	2,557

Total expenses	12,200	68,041	124,099	167,056	200,697	98,260	98,585

Earnings (loss) before income taxes (benefit)	2,305	30,592	52,308	66,886	(36,781)	(1,943)	14,164
Income taxes (benefit)	970	12,849	21,193	27,377	(13,756)	(613)	6,123

Net earnings (loss)	$1,335	$17,743	$31,115	$39,509	$(23,025)	$(1,330)	$8,041

Basic earnings (loss) per share(1)	$2.53	$2.18	$2.19	$2.59	$(1.76)	$(0.19)	$0.44

Diluted earnings (loss) per share(1)	$0.20	$1.40	$2.03	$2.11	$(1.76)	$(0.19)	$0.41

	As of December 31,					As of June 30,
	1996	1997	1998	1999	2000	2000	2001
	(in thousands)
Balance Sheet Data:
Loans receivable held for sale, net	$57,990	$276,506	$356,975	$442,653	$400,089	$526,218	$588,305
Residual interests in securitizations	—	97,260	205,395	364,689	361,646	393,906	324,551
Total assets	64,638	398,128	624,727	863,709	837,161	985,499	960,926
Borrowings under warehouse lines of credit	41,702	184,426	191,931	234,778	201,705	245,363	275,045
Borrowings under aggregation lines of credit	13,957	70,937	153,912	193,948	202,741	259,041	304,119
Subordinated debt	—	—	—	20,000	40,000	35,000	40,000
Residual financing	—	53,427	122,298	177,493	176,806	205,291	119,641
Other liabilities	4,576	28,502	41,973	64,527	63,760	66,938	65,046
Total stockholders' equity	4,403	60,836	114,613	172,963	152,149	173,866	157,075

(1)
See footnote 6 to the unaudited financial statements and footnote 19 to the audited financial statments included in this prospectus for basic and diluted weighted average number of shares outstanding.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	1996	1997	1998	1999	2000	2000	2001
	(dollars in thousands)
Operating Statistics:
Loan origination and purchase activities:
Wholesale originations	$290,452	$1,265,133	$2,382,784	$2,894,517	$3,041,761	$1,502,510	$1,911,189
Retail originations	66,487	578,674	942,072	1,185,747	1,110,596	564,327	499,263
Bulk acquisitions	—	120,794	—	—	—	—	—

Total loan originations and purchases	$356,939	$1,964,601	$3,324,856	$4,080,264	$4,152,357	$2,066,837	$2,410,452

Average principal balance per loan	$106	$102	$96	$102	$108	$103	$130
Percent of loans secured by first mortgages	97.3%	96.9%	97.2%	96.7%	95.3%	94.7%	98.6%
Weighted average initial loan-to-value ratio	71.5	74.0	78.2	78.8	78.6	79.0	78.3
Originations by product type:
ARMs	$264,510	$1,394,133	$1,920,686	$2,610,475	$3,052,481	$1,502,190	$1,957,688
Fixed-rate mortgages	92,429	570,468	1,404,170	1,469,789	1,099,876	564,647	452,764
Weighted average interest rates:
Fixed-rate mortgages	10.4%	9.8%	10.0%	10.2%	11.0%	10.9%	10.3%
ARMs	9.3	9.5	9.7	9.8	10.4	10.4	9.7
Margin-ARMs	7.0	7.0	6.1	6.2	6.2	6.1	6.5
Loan sales:
Loans sold through whole loan transactions	$298,713	$680,900	$1,477,225	$1,033,006	$3,133,205	$1,320,462	$1,839,416
Loans sold through securitizations	—	1,123,618	2,265,700	3,017,658	1,029,477	644,454	380,242
Loans acquired to securitize	—	(63,718)	(544,704)	(61,312)	—	—	—

Net loan sales	$298,713	$1,740,800	$3,198,221	$3,989,352	$4,162,682	$1,964,916	$2,219,658

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Risk Factors" starting on page 7 and elsewhere in this prospectus.

General

    We are a leading nationwide specialty mortgage banking company that originates, purchases and sells residential mortgage loans secured primarily by first mortgages on single family residences. Our borrowers generally have considerable equity in the property securing the loan, but have impaired or limited credit profiles or higher debt-to-income ratios than traditional mortgage lenders allow. Our borrowers also include individuals who, due to self-employment or other circumstances, have difficulty verifying their income, as well as individuals who prefer the prompt and personalized service we provide. We originate and purchase loans through our wholesale and retail channels. Wholesale originations and purchases are through independent mortgage brokers who provide loans through the Wholesale Division of our wholly-owned subsidiary, New Century Mortgage Corporation, as well as its subsidiary, Worth Funding. We do not purchase bulk pools of loans. Retail originations are made through New Century Mortgage Corporation's network of branch offices, through its Central Retail Division, and through our anyloan.com website. After originating or purchasing loans, we then sell those loans through whole loan sales or securitizations. We were incorporated in Delaware in November 1995 and commenced lending operations in February 1996.

Loan Originations and Purchases

    As of June 30, 2001, our Wholesale Division operated through five regional operating centers and 31 additional sales offices. The Wholesale Division and our Worth Funding subsidiary originated or purchased $1.9 billion in loans during the six months ended June 30, 2001. As of June 30, 2001, our Retail Branch Operations Division operated through 65 sales offices. Retail originations totaled $499.3 million in loans during the six months ended June 30, 2001.

Loan Sales and Securitizations

    One of our primary sources of revenue is the recognition of gain on sale of our loans through whole loan sales and securitizations. In a whole loan sale, we recognize and receive a cash gain upon sale. In a securitization, we recognize a gain on sale at the time the loans are sold, and receive cash flows over the actual life of the loans. The use of a net interest margin security, or NIM, transaction concurrent with or shortly after a securitization allows us to receive a substantial portion of the gain in cash at the closing of the NIM transaction, rather than over the actual life of the loans.

    Prior to 2000, our loan sale strategy typically included both securitizations and whole loan sales in order to achieve our goal of enhancing profits while managing cash flows. Because residual financing was readily available, we securitized a significant percentage of our loan production in order to enhance operating profits and to benefit from future cash flows generated by the residual interests we retained. The remainder of our production was sold in whole loan sale transactions, which allowed us to generate current cash flow, protect against the potential volatility of the securitization market and reduce the risks inherent in retaining residual interests in securitizations.

    In 2000, we were unable to obtain the same level of residual financing previously available to us. As a result, and in order to manage cash flows, we transitioned from securitizing the majority of our loans to selling the majority of production for cash in whole loan sales.

    Recent market changes have allowed us to sell loans through securitization on a cash-flow positive basis through the concurrent use of a NIM transaction. During the second and third quarters of 2001, we completed securitizations of fixed- and adjustable-rate mortgage loans underwritten by Salomon Smith Barney, Inc. Following each securitization, we issued a NIM security. The net cash proceeds from the transactions yielded cash proceeds in an amount comparable to whole loan sales. In addition to the cash proceeds, in both the second and third quarter transactions, we retained a relatively small residual interest that we recorded at its estimated fair value of approximately 1.0% of the securitized collateral.

Residual Interests

    In a securitization transaction, we sell a portfolio of mortgage loans to a special purpose entity established for the limited purpose of buying and reselling mortgage loans. The special purpose entity transfers the mortgage loans to a trust that in turn issues interest-bearing asset-backed securities generally in an amount equal to the aggregate principal balance of the mortgage loans. One or more investors purchase these asset-backed securities for cash. The trust uses the cash proceeds to pay us for the mortgage loans. The trust also issues a certificate representing a residual interest in the payments on the securitized loans. In addition, we provide credit enhancement for the benefit of the investors in the form of additional collateral, referred to as the over-collateralization account, or OC Account.

    To date, we have elected to fund the required OC Account at the closing of most of our securitizations. The over-collateralization requirement ranges from 0.75% to 4.75% of the initial securitization bond debt principal balance, or 1.5% to 9.5% of the remaining principal balance after thirty to thirty-six months of principal amortization. The actual amount of the OC Account is determined by the rating agencies based upon their assessment of the loan pool characteristics. When funding all of the OC Account up front, we begin to receive cash flow from our residual interests immediately. When we do not fund the OC Account up front, we do not receive cash flow until the OC Account requirement is satisfied. Cash flows from our residual interests are subject to certain delinquency or credit loss tests, as defined by the rating agencies or the bond insurance companies. Over time, we receive distributions from the OC Account subject to the performance of the mortgage loans in each securitization.

    At the closing of each securitization, we add to our balance sheet the residual interest retained based on our calculation of the present value of estimated future cash flows to be received by us. The residual interest we record consists of the OC Account and the net interest receivable, or NIR. Combined, these are referred to as the residual interests.

    Management reviews on a quarterly basis the underlying assumptions used to value each residual interest and adjusts the carrying value of the securities based on actual experience and trends in the industry. To determine the residual asset value, cash flow is projected for each security. To project cash flow, we use base assumptions for the constant prepayment rate, or CPR, and losses for each product type based on historical performance. Each security is updated to reflect actual performance to date, and the base assumption for CPR and loss is then used to project performance of the security from that date forward. If the actual performance of the security differs materially from the base assumptions with respect to CPR or loss, adjustments are made. The London Interbank Offer Rate, or LIBOR, forward curve is then used to project future interest rates and finalize cash flow projections for each security. The projected cash flows are then discounted at a range of 13% - 20% to establish the net book value of our residual interests.

    During the second quarter of 2000, we recorded a $21.2 million write-down to our residual interests issued prior to 2000. This write-down resulted primarily from our decision to increase the discount rates used to value the residual interests. During the fourth quarter of 2000, we recorded a write-down of $45.8 million. Approximately $26.9 million of this write-down stemmed from Salomon

Smith Barney's exercise of the call option in connection with our 1998-NC5 securitization transaction with Salomon. None of our other securitization transactions contains such a call feature. The remainder of the fourth quarter write-downs resulted from (i) a continuing increase in prepayment speeds, which occurred despite the increase in interest rates, and (ii) an increase in overall loss assumptions.

    During the quarter ended June 30, 2001, based on recent historical experience, we increased the loss assumptions used to determine the value of our residual interests. However, the favorable interest rate environment and the current LIBOR forward curve resulted in an increase in the value of the residual interests that offset the loss in value related to the higher loss assumptions. Therefore, there was no adjustment to the carrying value of the residuals at June 30, 2001.

    The following table sets forth loan sales and securitizations for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	1998	1999	2000	2000	2001
	(in thousands)			(in thousands)
Securitizations	$2,265,700	$3,017,658	$1,029,477	$644,454	$380,242
Whole loan sales	1,477,225	1,033,006	3,133,205	1,320,462	1,839,416

Subtotal	3,742,925	4,050,664	4,162,682	1,964,916	2,219,658
Less: Loans acquired to securitize(1)	(544,704)	(61,312)	—	—	—

Net loan sales	$3,198,221	$3,989,352	$4,162,682	$1,964,916	$2,219,658

(1)
Loans acquired to securitize represent loans sold back to us by whole loan investors for the purpose of securitizing those loans. These loan acquisitions are effected at current market prices for such loans.

    In recent quarters, whole loan buyers have tended to confine their purchases to loans with very specific attributes rather than merely purchasing a full cross section of a seller's production. Likewise, in recent quarters, buyers have tended to perform more rigorous due diligence reviews of loan pools, and have typically elected to exclude a significant percentage of loans from a pool on various bases.

    During the third quarter of 2000, we revised our underwriting guidelines to eliminate certain loans or loan attributes that our whole loan investors are not willing to buy. These guideline adjustments, such as the elimination of high-cost mortgages and loans to borrowers whose credit bureau scores are less than 500, were designed to allow us to originate the types of loans that are more closely aligned to the guidelines of our whole loan investors. We are continuing to focus on changes that will increase the percentage of our loans that are sold at a premium and reduce the severity of loss on loans sold at a discount.

    During the six months ended June 30, 2001, we sold approximately $190.5 million in loans at a discount to their outstanding principal balance. Almost all of these loans were originated prior to December 31, 2000. These loans consisted of delinquent loans, loans with documentation defects or loans that were rejected by whole loan buyers because of certain characteristics. The weighted-average gain on sale on the loans we sold at a premium during this period was 103.62%. After taking into account discounted loan sales, the net gain on sale was reduced to 102.14%. As a result of the high volume of discounted loan sales, the unsold aged inventory of loans held for sale decreased to $22.3 million as of June 30, 2001, from $78.6 million as of December 31, 2000.

Results of Operations

    The following table sets forth our results of operations as a percentage of total revenues for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	1998	1999	2000	2000	2001
Revenues:
Gain on sale of loans	59.6%	52.0%	9.1%	22.0%	52.0%
Interest income	27.0	26.3	41.1	37.6	20.4
Servicing income	5.1	10.0	18.4	16.1	8.4
Residual interest income	8.3	11.7	30.4	23.7	18.4
Other income	0	0	1.0	0.6	0.8

Total revenues	100.0	100.0	100.0	100.0	100.0

Total expenses	70.3	71.4	122.4	102.0	87.5

Earnings (loss) before income taxes (benefit)	29.7	28.6	(22.4)	(2.0)	12.5
Income taxes (benefit)	12.0	11.7	(8.4)	(0.6)	5.4

Net earnings (loss)	17.7%	16.9%	(14.0)%	(1.4)%	7.1%

Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

Originations and Purchases

    We originated and purchased $2.4 billion in loans for the six months ended June 30, 2001, compared to $2.1 billion for the six months ended June 30, 2000, an increase of 16.6%. Wholesale loan originations and purchases were $1.9 billion, or 79.3%, of total originations and purchases for the six months ended June 30, 2001. Retail loan originations and purchases were $499.3 million, or 20.7%, of total originations and purchases for the six months ended June 30, 2001. For the same period in 2000, wholesale and retail originations and purchases totaled $1.5 billion, or 72.7%, and $564.2 million, or 27.3%, respectively, of total originations and purchases.

Loan Sales and Securitizations

    Whole loan sales increased to $1.8 billion for the six months ended June 30, 2001, from $1.3 billion for the corresponding period in 2000, an increase of 39.3%. This increase is the result of higher production volume in 2001, as well as an increase in the percentage of whole loan sales versus securitizations. Loans sold through whole loan sales represented 82.9% of total loan sales in the six months ended June 30, 2001, compared to 67.2% for the corresponding period in 2000. Securitizations decreased to $380.2 million for the six months ended June 30, 2001, from $644.5 million for the comparable period in 2000, a decrease of 41.0%.

Revenues

    Total revenues for the six months ended June 30, 2001 increased by 17.1% to $112.7 million, from $96.3 million for the six months ended June 30, 2000. This increase was primarily due to a $21.2 million fair value adjustment to residual interests in the second quarter of 2000, which reduced gain on sale of loans during this period. After the effect of the adjustment, revenues for the six months ended June 30, 2001 decreased by $4.8 million. This decrease was the result of decreases in interest and servicing income, partially offset by an increase in the gain from loan sales and securitizations.

    Gain on Sale.  The components of the gain on sale of loans are illustrated in the following table:

	For the Six Months Ended June 30,
	2000	2001
	(in thousands)
Gain from whole loan sale transactions	$33,136	$47,631
Gain from securitization of loans	35,116	19,103
Non-cash gain from servicing asset	3,138	4,938
Cash gain on sale of servicing rights	—	1,973
Securitization expenses	(3,050)	(1,509)
Accrued interest	(3,804)	(745)
Provision for losses	(5,850)	(5,441)
Fair value adjustment of residual interests	(21,197)	—
Non-refundable loan fees(1)	29,969	28,708
Premiums paid(2)	(14,753)	(10,269)
Origination costs	(31,500)	(25,100)
Hedging losses	—	(610)

Gain on sales of loans	$21,205	$58,679

(1)
Non-refundable loan fees represent points and fees collected from borrowers.

(2)
Premiums paid represent fees paid to brokers for wholesale loan originations and purchases.

    Interest Income.  Interest income decreased by 36.6% to $23.0 million for the six months ended June 30, 2001, compared to $36.2 million for the same period in 2000, primarily due to a decrease in the average inventory of loans receivable held for sale that resulted from our closing of loan sale transactions throughout the six month period in 2001, compared to sales predominantly at the end of each quarter in 2000.

    Servicing Income.  Servicing income decreased by 38.9% to $9.5 million for the six months ended June 30, 2001, from $15.6 million for the six months ended June 30, 2000. This decrease resulted from the sale of $4.8 billion in mortgage loan servicing rights to Ocwen Federal Bank FSB during the first quarter of 2001. The initial transfer of $242.1 million of this servicing portfolio to Ocwen was completed in June 2001, and the balance was transferred to Ocwen in August 2001. Due to this transfer, we no longer receive servicing fees and related income on this portion of our portfolio.

    Residual Interest Income.  Residual interest income decreased slightly to $20.7 million for the quarter ended June 30, 2001 from $22.8 million for the corresponding period in 2000, a decrease of 9.3%, as a result of the decrease in the average balance of residual interests in securitizations.

Expenses

    Operating expenses increased slightly to $98.6 million for the six months ended June 30, 2001 from $98.3 million for the comparable period in 2000, an increase of 0.3%. Personnel expenses increased to $37.0 million for the six months ended June 30, 2001 from $28.3 million for the same period in 2000 as a result of higher loan origination and purchase volume. In addition, the amount of personnel expense that is directly related to the origination process and reported as a reduction in gain on sale of loans decreased to $25.1 million for the six months ended June 30, 2001 from $31.5 million for the comparable period in 2000. Interest expense decreased to $29.1 million for the six months ended June 30, 2001 from $35.5 million for the same period in 2000, primarily due to a decrease in the average warehouse and aggregation borrowings secured by the inventory of loans receivable held for sale that resulted from closing loan sale transactions throughout the period in 2001, compared to sales predominantly at quarter-end in 2000.

Income Taxes

    Income taxes increased to $6.1 million for the six months ended June 30, 2001 from a benefit of $613,000 for the comparable period in 2000. This increase resulted from an increase in pretax income, as well as an increase in the effective tax rate to 43.2% for the six months ended June 30, 2001, from 31.5% for the comparable period in 2000. The effective tax rate is affected by goodwill amortization, which is not deductible for tax purposes. After adjusting for this difference, the effective tax rate for both periods was the same.

Residual Interests

    Residual interests in securitizations decreased to $324.6 million at June 30, 2001, from $393.9 million at June 30, 2000, a decrease of 17.6%. The decrease resulted from the $45.8 million write-down in December 2000, and the call of 1998-NC5 in January 2001, partially offset by a third quarter 2000 securitization.

    During the quarter ended June 30, 2001, based on recent historical experience, we increased the loss assumptions used to determine the value of our residual interests. However, the favorable interest rate environment and the current LIBOR forward curve resulted in an increase in the value of the residual interests that offset the loss in value related to the higher loss assumptions. Therefore, there was no adjustment to the carrying value of the residuals at June 30, 2001.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Originations and Purchases

    We originated and purchased $4.2 billion in loans for the year ended December 31, 2000, compared to $4.1 billion for the year ended December 31, 1999, an increase of 1.8%. Loans originated and purchased through our Wholesale Division and Worth Funding were $3.1 billion, or 73.3%, of total originations and purchases for the year ended December 31, 2000. Loans originated through our Retail Branch Operations and Central Retail Division were $1.1 billion, or 26.7%, of total originations and purchases for the year ended December 31, 2000. Our subsidiary, Primewest Funding, merged with another subsidiary, New Century Mortgage Corporation, during the latter part of 2000 and became a part of our Central Retail Operations.

Loan Sales and Securitizations

    Whole loan sales for the year ended December 31, 2000 increased to approximately $3.2 billion, or 203.3%, from $1.0 billion for the corresponding period in 1999. This increase is the result of our election to sell a greater percentage of our loan originations and purchases through whole loan sales during 2000. Securitizations decreased to $1.0 billion for the year ended December 31, 2000, from $3.0 billion for the year ended December 31, 1999, a decrease of 65.9%.

Revenues

    Total revenues for the year ended December 31, 2000 decreased to $163.9 million, or 29.9%, from $233.9 million for the year ended December 31, 1999, due primarily to $67.0 million in adjustments recorded to our residual interests in securitizations, including a $26.9 million loss resulting from the call and subsequent resale of the collateral underlying the 1998 NC-5 security. This adjustment reduced the gain on sale of loans, which decreased to $15.0 million for the year ended December 31, 2000, or 87.7%, from $121.7 million for the year ended December 31, 1999.

    We sold $4.2 billion in loans for the year ended December 31, 2000, consisting of $3.2 billion through whole loan sale transactions and $1.0 billion through securitizations.

    Gain On Sale.  The components of the gain on sale of loans are illustrated in the following table:

	For the Years Ended December 31,
	1999	2000
	(in thousands)
Gain from whole loan sale transactions	$30,749	$73,737
Non-cash gain from securitizations (NIR gains)	169,980	54,035
Non-cash gain from servicing asset	16,368	8,009
Cash gain (loss) from securitizations/NIMs transactions	(4,670)	2,062
Securitization expenses	(17,161)	(4,637)
Accrued interest	(14,807)	(7,201)
Fair value adjustment of residual interests	(23,000)	(67,006)
Provision for losses	(2,549)	(15,451)
Non-refundable loan fees	54,598	61,085
Premiums, net	(22,355)	(27,287)
Origination costs	(63,300)	(62,800)
Hedging gains (losses)	(2,181)	406

Gain on sales of loans	$121,672	$14,952

    Interest Income.  Interest income for the year ended December 31, 2000 increased to $67.4 million, or 9.6%, from $61.5 million for the same period in 1999. Interest income is earned on loans held in inventory for sale. This interest income accrues during periods when loans are accumulated for future sales and increases as loan originations and purchases increase. The increase in interest income for the year ended December 31, 2000 is the result of a higher average inventory of loans held for sale compared to the corresponding period in 1999. The average inventory held for sale for the year ended December 31, 2000, based on quarter-end balances, was $452.5 million, compared to $387.7 million for the corresponding period in 1999.

    Servicing Income.  Servicing income for the year ended December 31, 2000 increased to $30.1 million, or 28.4%, from $23.4 million for the year ended December 31, 1999. This increase was a result of the increase in our servicing portfolio. Since the transfer of the servicing platform to Ocwen, we continue to receive the interest income on the residual interests but no longer receive the servicing fees and related income on the portion of the portfolio that was sold.

    Residual Interest Income.  Residual interest income for the year ended December 31, 2000 increased to $49.9 million, or 82.1%, from $27.4 million for the year ended December 31, 1999. Residual interest income increased as a result of the increase in the average balance of residual interests in securitizations, from $261.3 million in 1999 to $385.5 million in 2000.

Expenses

    Operating expenses increased by 20.1% to $200.7 million for the year ended December 31, 2000, from $167.1 million for 1999. Interest expense increased to $72.1 million for the year ended December 31, 2000 from $53.2 million for the year ended December 31, 1999, as a result of the higher average loan inventory and related warehouse and aggregation borrowings, as well as an increase in subordinated debt and residual financing outstanding. General and administrative expenses increased to $52.6 million for the year ended December 31, 2000 from $42.7 million for 1999 as a result of (i) costs incurred to develop new technology, including our automated underwriting system, (ii) costs incurred to develop our anyloan.com website, and (iii) separation expenses associated with the decrease in staff from 1,770 employees at December 31, 1999 to 1,511 employees at December 31, 2000.

Income Taxes

    Income taxes decreased to a benefit of $13.8 million for the year ended December 31, 2000, from an expense of $27.4 million for 1999. This decrease resulted from a decrease in pretax income, as well as a different effective tax rate applied to the two periods. The effective tax rate of 37.4% used to calculate the tax benefit for the year ended December 31, 2000 was reduced from 40.9% by the effect of the portion of the Company's state net operating loss carryforward that is forfeited under California tax law.

Residual Interests

    The carrying value of our residual interests at December 31, 1999 and December 31, 2000 is summarized below:

	As of December 31,
	1999	2000
	(in thousands)
Book value of securities	$369,689	$361,646
Less: General valuation allowance for NIR	(5,000)	—

Net carrying value	$364,689	$361,646

    During the second quarter of 2000, we recorded a $21.2 million write-down to our residual interests we issued prior to 2000. This write-down resulted primarily from our decision to increase the discount rates used to value our residual interests. During the fourth quarter of 2000, we recorded a total write-down of $45.8 million. Approximately $26.9 million of this adjustment stemmed from Salomon Smith Barney's exercise of a call option for our 1998-NC5 securitization transaction. None of our other securitization transactions contain such a call feature. The remainder of the fourth quarter write-downs resulted from (i) a continuing increase in prepayment speeds which occurred despite the increase in interest rates, and (ii) an increase in overall loss assumptions.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Originations and Purchases

    We originated and purchased $4.1 billion in loans for the year ended December 31, 1999, compared to $3.3 billion for the year ended December 31, 1998. Loans originated and purchased through our Wholesale Division were $2.9 billion, or 70.9%, of our total originations and purchases for the year ended December 31, 1999. Loans originated through our Retail Division, including anyloan.com, were $1.0 billion, or 25.1%, of our total originations and purchases for the year ended December 31, 1999. Loans originated through our subsidiary, Primewest, were $163.1 million, or 4.0%, of our total originations and purchases for the year ended December 31, 1999. For the same period in 1998, Wholesale, Retail and Primewest originations and purchases totaled $2.4 billion, or 71.7%, $842.8 million, or 25.3%, and $99.3 million, or 3.0%, respectively, of our total originations and purchases.

Loan Sales and Securitizations

    Whole loan sales for the year ended December 31, 1999 decreased to $1.0 billion, or 30.1%, from $1.5 billion for the corresponding period in 1998. This decrease resulted from our election to sell a greater percentage of our loan originations and purchases through securitizations due to whole loan prices remaining at historically low levels. Securitizations increased to $3.0 billion for the year ended December 31, 1999, from $2.3 billion for the year ended December 31, 1998, a increase of 33.2%.

Revenues

    Total revenues for the year ended December 31, 1999 increased to $233.9 million, or 32.6%, from $176.4 million for the year ended December 31, 1998, due primarily to the increase in loan originations, purchases and sales as well as the growth in the servicing portfolio in 1999. Gain on sale of loans increased to $121.7 million, or 15.8%, for the year ended December 31, 1999, from $105.1 million for the year ended December 31, 1998 due to the increase in loan sales in 1999.

    We sold $4.0 billion in loans for the year ended December 31, 1999, of which $1.0 billion were sold through whole loan sale transactions and $3.0 billion were sold through securitizations. The loans we sold through securitizations included $61.3 million in loans that we acquired from a whole loan investor in the third quarter of 1999 for the purpose of securitizing the loans.

    Gain on Sale.  The components of the gain on sale of loans are illustrated in the following table:

	For the Years Ended December 31,
	1998	1999
	(in thousands)
Gain from whole loan sale transactions	$58,001	$30,749
Non-cash gain from securitizations (NIR gains)	168,065	169,980
Non-cash gain from servicing asset	8,791	16,368
Cash gain (loss) from securitizations/NIMs transactions	(4,664)	(4,670)
Securitization expenses	(13,664)	(17,161)
Accrued interest	(11,818)	(14,807)
Fair value adjustment of residual interests	(5,900)	(23,000)
General valuation allowance for NIR	(7,500)	—
Provision for losses	(6,400)	(2,549)
Non-refundable loan fees	47,933	54,598
Premiums, net	(58,816)	(22,355)
Origination costs	(62,783)	(63,300)
Hedging losses	(6,185)	(2,181)

Gain on sales of loans	$105,060	$121,672

    Interest Income.  Interest income for the year ended December 31, 1999 increased to $61.5 million, or 29.0%, from $47.7 million for the same period in 1998. Interest income is earned on loans held in inventory for sale. Such interest income accrues during periods when loans are accumulated for future sales, and increases as loan originations and purchases increase. The increase in interest income for the year ended December 31, 1999 is the result of a higher average inventory of loans held for sale compared to the corresponding period in 1998. The average inventory held for sale for the year ended December 31, 1999, based on quarter-end balances, was $387.7 million, compared to $302.6 million for the corresponding period in 1998.

    Servicing Income.  Servicing income for the year ended December 31, 1999 increased to $23.4 million, or 158.2%, from $9.1 million for the year ended December 31, 1998, as a result of an increase in the servicing portfolio and our assumption of all servicing responsibilities for loans previously sub-serviced by Advanta Mortgage Corporation.

    Residual Interest Income.  Residual interest income for the year ended December 31, 1999 increased to $27.4 million, or 87.3%, from $14.6 million for the year ended December 31, 1998. The increase in residual interest income resulted from an increase in the residual interests in the securitizations, from $205.4 million at December 31, 1998 to $364.7 million at December 31, 1999.

Expenses

    Operating expenses increased 34.6% to $167.1 million for the year ended December 31, 1999, from $124.1 million in 1998. Personnel expenses increased to $54.6 million for the year ended December 31, 1999, from $41.3 million for 1998, as a result of higher loan origination and purchase volume in 1999 and an increase in staffing from 1,417 employees at December 31, 1998 to 1,770 employees at December 31, 1999. Interest expense increased to $53.2 million for the year ended December 31, 1999 from $40.3 million for the year ended December 31, 1999, as a result of the higher average loan inventory and related warehouse and aggregation borrowings, as well as an increase in residual financing outstanding. General and administrative expenses increased to $42.7 million for the year ended December 31, 1999 from $31.0 million for 1998, as a result of increased loan origination and purchase volume in 1999. Advertising and promotion expenses increased to $11.8 million for the year ended December 31, 1999 from $8.7 million for the year ended December 31, 1998, as a result of costs incurred in conducting market research and media testing, including radio and television.

Income Taxes

    Income tax expense increased to $27.4 million for the year ended December 31, 1999 from $21.2 million for 1998. This increase resulted from an increase in pretax income, as well as a slight increase in the effective tax rate in 1999 to 40.9%, from 40.5% in 1998.

Residual Interests

    The carrying value of our residual interests at December 31, 1998 and December 31, 1999 is summarized below:

	As of December 31,
	1998	1999
	(in thousands)
Book value of securities	$215,895	$369,689
Less: General valuation allowance for NIR	(10,500)	(5,000)

Net carrying value	$205,395	$364,689

    During the fourth quarter, we recorded a $10 million adjustment to our residual interests issued prior to 1999, representing approximately 2.7% of the total carrying value of residual interests, and resulting in a $0.31 cent decrease in fourth quarter diluted net earnings per share. This adjustment was the result of (i) a continuing increase in prepayment speeds that occurred despite the increase in interest rates, and (ii) an increase in overall static pool loss assumption to 2.50%.

Quarterly Results of Operations

    The following data was derived from unaudited consolidated financial information for each of the ten quarters ending June 30, 2001. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	For the Three Months Ended
	March 31, 1999	June 30, 1999	September 30, 1999	December 31, 1999	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001
	(in thousands, except per share amounts)
Revenues:
Gain (loss) on sale of loans	$29,428	$30,187	$35,275	$26,782	$22,810	$(1,605)	$20,265	$(26,518)	$20,550	$38,129
Interest income	15,318	13,656	16,014	16,469	18,441	17,771	15,338	15,801	9,258	13,717
Servicing income	4,006	5,234	6,222	7,966	7,809	7,746	7,654	6,883	6,506	2,998
Residual interest income	5,459	6,881	5,525	9,520	11,324	11,481	13,369	13,694	11,154	9,530
Other income	—	—	—	—	—	540	564	549	487	420

Total revenues	54,211	55,958	63,036	60,737	60,384	35,933	57,190	10,409	47,955	64,794

Expenses:
Personnel	12,191	12,602	13,964	15,877	13,244	15,071	11,830	17,273	18,100	18,908
Interest	12,416	10,936	13,640	16,201	18,087	17,391	18,562	18,086	16,095	12,967
General and administrative	9,474	9,761	10,722	12,775	11,488	12,672	14,575	13,866	13,165	11,635
Advertising and promotion	2,385	2,742	3,466	3,174	3,464	3,943	2,682	2,592	2,784	2,374
Professional services	1,120	1,316	956	1,338	1,384	1,516	1,235	1,736	1,006	1,551

Total expenses	37,586	37,357	42,748	49,365	47,667	50,593	48,884	53,553	51,150	47,435

Earnings (loss) before income taxes (benefit)	16,625	18,601	20,288	11,372	12,717	(14,660)	8,306	(43,144)	(3,195)	17,359
Income taxes (benefit)	6,813	7,722	8,360	4,482	5,444	(6,057)	3,569	(16,712)	(1,343)	7,466

Net earnings (loss)	$9,812	$10,879	$11,928	$6,890	$7,273	$(8,603)	$4,737	$(26,432)	$(1,852)	$9,893

Basic earnings (loss) per share	$0.66	$0.73	$0.78	$0.42	$0.45	$(0.63)	$0.27	$(1.84)	$(0.17)	$0.61

Diluted earnings (loss) per share	$0.55	$0.60	$0.62	$0.36	$0.38	$(0.63)	$0.24	$(1.84)	$(0.17)	$0.51

    Quarterly volatility in revenues has primarily been the result of adjustments to the fair value of our residual interests. The loss on sale of loans in the second and fourth quarters of 2000 resulted from write-downs in the carrying value of residual interests of $21.2 million and $45.8 million, respectively. Residual interests in securitizations increased through 1999 and the first half of 2000, and have since declined as a result of the decrease in securitization activity. Interest income earned on our inventory of loans receivable held for sale has fluctuated as a result of the timing of loan sales, which affects the holding periods of the loans. Our servicing portfolio grew steadily until the March 2001 sale to Ocwen Federal Bank FSB.

    Expenses have grown generally in proportion to the growth in loan origination volume. While increased volume resulted in higher general and administrative expenses, consolidation and operating efficiencies have resulted in only moderate growth in overhead.

    Our quarterly results are likely to vary due to a number of factors, such as:

  •
  the state of the secondary market for our loans;

  •
  the interest rate environment, which affects demand for our product as well as the value of our residuals; and

  •
  economic conditions in the markets we serve.

	For the Three Months Ended
	March 31, 1999	June 30, 1999	September 30, 1999	December 31, 1999	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001
Revenues:
Gain (loss) on sale of loans	54.2%	53.9%	56.0%	44.1%	37.8%	(4.5)%	35.4%	(254.8)%	42.8%	58.9%
Interest income	28.3	24.4	25.3	27.1	30.5	49.5	26.8	151.8	19.3	21.2
Servicing income	7.4	9.4	9.9	13.1	12.9	21.6	13.4	66.1	13.6	4.6
Residual interest income	10.1	12.3	8.8	15.7	18.8	31.9	23.4	131.6	23.3	14.7
Other income	—	—	—	—	—	1.5	1.0	5.3	1.0	0.6

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Expenses:
Personnel	22.4	22.6	22.2	26.2	21.9	41.9	20.6	165.9	37.7	29.1
Interest	22.9	19.5	21.6	26.7	30.0	48.4	32.5	173.8	33.6	20.0
General and administrative	17.5	17.4	17.0	21.0	19.0	35.3	25.5	133.2	27.5	18.0
Advertising and promotion	4.4	4.9	5.5	5.2	5.7	11.0	4.7	24.9	5.8	3.7
Professional services	2.1	2.4	1.5	2.2	2.3	4.2	2.2	16.7	2.1	2.4

Total expenses	69.3%	66.8%	67.8%	81.3%	78.9%	140.8%	85.5%	514.5%	106.7%	73.2%

Earnings (loss) before income taxes (benefit)	30.7%	33.2%	32.2%	18.7%	21.1%	(40.8)%	14.5%	(414.5)%	(6.7)%	26.8%
Income taxes (benefit)	12.6	13.8	13.3	7.4	9.0	(16.9)	6.2	(160.6)	(2.8)	11.5

Net earnings (loss)	18.1%	19.4%	18.9%	11.3%	12.1%	(23.9)%	8.3%	(253.9)%	(3.9)%	15.3%

Liquidity and Capital Resources

    We need to borrow substantial sums of money each quarter to originate and purchase mortgage loans. We do not purchase bulk pools of loans. We need separate credit arrangements to hold these loans until we have aggregated a pool that we sell through securitization or whole loan sales.

    We use our syndicated warehouse line of credit led by U.S. Bank National Association, as well as the warehouse and aggregation facility with CDC Mortgage Capital, to finance the actual funding of our loan originations and purchases. After we fund loans on our warehouse lines and all loan documentation is complete, we generally transfer the loans to one of our aggregation facilities. We then sell through securitization or whole loan sales the loans within two or three months and pay down the aggregation facilities with the proceeds.

    In prior periods, when we securitized loans, we generally needed financing secured by the residual interests that we received in the transaction. The investment bank that underwrote the securitization typically provided this financing. During the second quarter of 2001, as a result of a NIM transaction in connection with our securitization, we realized net cash proceeds in an amount similar to whole loan sales. Subject to market conditions, we expect to continue to utilize this form of securitization in future periods.

    Our credit facilities contain customary covenants including maintaining specified levels of liquidity and net worth, restricting indebtedness and investments and requiring compliance with applicable laws. If we fail to comply with any of these covenants, the lender has the right to terminate the facility and require immediate repayment. In addition, if we default under one facility, it would generally trigger a default under our other facilities. The material terms and features of our various credit facilities are as follows:

    The U.S. Bank Warehouse Credit Agreement.  We have a $300.0 million syndicated warehouse line of credit led by U.S. Bank National Association that expires in May 2002 and bears interest at a rate equal to the one-month LIBOR plus 1.625%. At June 30, 2001, the balance outstanding under the warehouse line of credit was $275.0 million.

    Borrowings under the warehouse line are generally secured by first mortgages funded through the facility. Within seven business days of funding, we are required to deposit the mortgage note and file with U.S. Bank to be held as collateral. If the file is incomplete, U.S. Bank ceases to count the loan when it calculates our available borrowing capacity. As a consequence, we are essentially forced to use our own cash to carry the loan until the file defect can be cured and the loan can be resubmitted under the warehouse line. As of June 30, 2001, our "zero collateral" balance was not material and did not affect our liquidity.

    The warehouse line is contingent upon having a committed "take-out"—generally a committed aggregation facility or a forward sale commitment—for the financed loans. The advance rate for a loan on the warehouse line is generally calculated as the lesser of (i) 99% of the unpaid principal balance of the loan and (ii) the take-out commitment level minus 2.0%.

    CDC Warehouse and Aggregation Facility.  In July 2001, we entered into a $200 million repurchase agreement with CDC Mortgage Capital. The agreement allows for both funding of loan originations and aggregation of loans for up to six months pending their sale or securitization. The facility expires in July 2002 and bears interest at rates ranging from 0.95% to 1.25% above the one-month LIBOR. The advance rate on loans is a maximum of 100% of the outstanding principal balance. We began using this facility in tandem with the U.S. Bank warehouse line of credit in late July 2001.

    Salomon Aggregation Facility.  As of June 30, 2001, we had a $500 million aggregation facility with Salomon Smith Barney, which bears interest at a rate generally equal to the one-month LIBOR plus 1.25%. This facility expires in December 2001, but can be terminated by Salomon upon 28 days written notice. As of June 30, 2001, the outstanding balance on the facility was $177.5 million.

    Salomon Loan Agreement for Delinquent and Problem Loans.  We also have a $25.0 million Master Loan and Security Agreement with Salomon that is secured by delinquent or problem loans and by properties we obtained in foreclosures. This facility also expires in December 2001 and bears interest at a rate equal to the one-month LIBOR plus 2.00%. As of June 30, 2001, the outstanding balance on this facility was $1.7 million.

    Morgan Stanley Aggregation Facility.  We also have a $400 million aggregation facility with Morgan Stanley Dean Witter Mortgage Capital. From September 18, 2001 through October 5, 2001, the facility limit was increased to $500 million. The facility expires in November 2001 and bears interest at a rate generally equal to the one-month LIBOR plus 1.05%. As of June 30, 2001, the balance outstanding under this facility was $124.9 million.

    PaineWebber Aggregation and Residual Financing Facility.  In addition, we have a $300 million uncommitted aggregation and residual financing facility with PaineWebber Real Estate Securities. We expect to terminate this facility upon retirement of the outstanding residual financing projected to occur prior to year-end 2001. As of June 30, 2001, the balance outstanding under the residual financing portion of this facility was $2.0 million. There was no outstanding balance under the aggregation portion of this facility as of June 30, 2001.

    Residual Financing Arrangements.  As of June 30, 2001, we had residual financing arrangements with Salomon, Greenwich Capital Markets, PaineWebber, and Countrywide Warehouse Lending,

whereby each lender provides financing secured by our residual interests in securitizations as well as our residual interests from NIM transactions.

    The Salomon facility is structured as a repurchase arrangement and does not have a specified limit. All cash flows from the financed residuals are directed to pay down the facility. Based upon current projections, we expect these cash flows to be adequate to cover the minimum monthly and quarterly pay-down obligations. If there is a shortfall, we will be required to make up the difference using our general working capital. As of June 30, 2001, the outstanding balance under the Salomon facility was $111.3 million. We expect the facility to be repaid prior to its maturity in December 2002.

    The Greenwich residual financing facility had an outstanding balance of $4.6 million as of June 30, 2001 and will be repaid by October 2001. The PaineWebber facility is uncommitted, and is built into the overall $300 million limit for that facility. As of June 30, 2001, the balance outstanding under the residual financing portion of this facility was $2.0 million. There was no outstanding balance under the aggregation portion of this facility as of June 30, 2001. The Countrywide residual financing facility is structured as a rolling monthly repurchase agreement requiring a principal reduction of $133,000 per month until the expected repayment date of July 2002. The outstanding balance under this facility as of June 30, 2001 was $1.7 million. These facilities bear interest at a range of 1.75% - 5.0% above the one-month LIBOR. As of September 30, 2001, the Greenwich, PaineWebber and Countrywide facilities have been fully repaid.

Other Borrowings

    During 1999 and 2000, U.S. Bancorp provided us with a total of $40 million in subordinated debt secured by a second lien on our Warehouse Agreement collateral as well as subordinate interests in our residuals. This debt bears interest at a rate of 12% per year and expires in December 2003.

    We have a discretionary, non-revolving $5.0 million line of credit with an affiliate of U.S. Bank that is secured by our furniture and equipment. Advances under this facility are made periodically at the discretion of the lender and bear interest at a fixed-rate established at the time of each advance for a term of three years. As of June 30, 2001, the balance outstanding under this facility was $1.1 million and the weighted-average interest rate was 9.7%. In addition, as of June 30, 2001, we had various non-revolving operating lease agreements totaling $18.3 million.

Residual Cash Flows

    We expect to have repaid all residual financing by the end of 2002. The majority of the funds for the repayment come from the residual cash flows themselves. Once the residual financing is repaid, we anticipate that the residual cash flows will be a significant source of liquidity and working capital for us to support future operations.

Recent Private Placement

    In July 2001, we raised gross proceeds of approximately $15 million through a private placement of 1,442,308 shares of our common stock at $10.40 per share. Friedman, Billings, Ramsey & Co., Inc. served as placement agent for this transaction. Net proceeds to us totaled approximately $14.15 million. In connection with this transaction, we registered for resale the shares sold in the private placement, effective as of August 20, 2001, and agreed to maintain the effectiveness of the registration for up to two years, subject to customary exceptions.

Cash Flow

    For the six months ended June 30, 2001, cash flow from operations provided approximately $10.3 million in cash. Positive cash flow from operations resulted primarily from improved execution of our secondary marketing strategy. One of our objectives in our business plan for 2001 was to achieve cash flow positive operations. To that end, we have focused on a loan sale strategy that emphasizes maximization of cash flow and a cost reduction strategy to improve both cash flow and profit margins. We have made significant progress during the second quarter in achieving our goals for 2001 relative to both maximizing cash flow from loan sales and reducing operating expenses.

    Our loan origination and purchase programs still require significant cash investments, including the funding of: (i) fees paid to brokers and correspondents in connection with generating loans through wholesale lending activities; (ii) commissions paid to sales employees to originate loans; (iii) any difference between the amount funded per loan and the amount advanced under the current warehouse facility; (iv) principal and interest payments on residual financing in excess of cash flows we have received from residuals; and (v) income tax payments arising from the recognition of gain on sale of loans. We also require cash to fund ongoing operating and administrative expenses, including capital expenditures and debt service. Our sources of operating cash flow include: (i) the premium advance component of the aggregation facilities; (ii) cash premiums obtained in whole loan sales and securitizations; (iii) mortgage origination income and fees; and (iv) interest income on loans held for sale.

    During the first two quarters of 2001, we generated additional cash from investing activities as a result of two non-recurring transactions. First, we received cash in connection with the call of the 1998-NC5 securitization in January 2001. The proceeds we received as holder of residual interests in this transaction totaled $32.4 million, of which $25.9 million was used to pay down residual financing on this security, $0.7 million covered disposition expenses, and $5.8 million increased our cash and liquidity.

    In addition, in March 2001, we received approximately $36.9 million in cash from the sale of servicing rights and servicing advance receivables to Ocwen, of which $32.9 million was used to pay down short-term borrowing and $4.0 million increased our cash and liquidity.

Liquidity Strategy for 2001

    We took steps early in 2001 to improve our liquidity and cash flow. The Ocwen transaction allowed us to pay down approximately $32.9 million in debt and also receive approximately $4.0 million in cash. Moreover, as a result of the Ocwen transaction, we are no longer obligated to make servicing advances on our securitized loans. At the same time, however, our sale to Ocwen reduced servicing cash flows by approximately $3.5 million in the second quarter. Upon completion of the transfer of servicing to Ocwen, we discontinued our loan servicing operations.

    In addition, the amendment of our Salomon residual financing arrangement makes us substantially less vulnerable to margin calls on our residual financing. Likewise, the extension of the maturity of the U.S. Bank subordinated debt allows us to time repayment of that debt to coincide with the anticipated cash flows from our residual interests.

    We intend to continue to concentrate on improving cash flow in order to maintain cash-flow positive operations. Our principal strategies will be (i) continuing to reduce the loan acquisition cost for loans, with a goal of reducing it to 2.25% by the end of 2001 and to 2.0% by the end of 2003, (ii) reducing the number of loans that we must sell at a discount as a result of defects because they are rejected by loan buyers or because the borrower failed to make the first payment, (iii) reducing the size of the average loss on sale for those loans that are sold at a discount, (iv) improving the gain on sale of loans sold at a premium, and (v) increasing net interest income by holding loans for a longer period of time prior to their sale or securitization. There can be no assurance that we will be able to achieve these goals and operate on a cash flow neutral or cash flow positive basis.

    Subject to the various uncertainties described above, and assuming that we will be able to successfully execute our liquidity strategy, we anticipate that our liquidity, credit facilities and capital resources will be sufficient to fund our operations for the foreseeable future.

Quantitative and Qualitative Market Risk Disclosure

    Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument due to fluctuations in interest rates. Market risk is inherent to both derivative and non-derivative financial instruments, and accordingly, the scope of our market risk management includes all market risk sensitive financial instruments.

    We monitor the value of our residual interests using various scenarios for interest rate, prepayment and loss assumptions. Certain financial instruments perform poorly in an increasing or decreasing interest rate environment, other instruments may perform well, and others may not be impacted at all.

    We use several tools and risk management strategies to monitor and address interest rate risk. Such tools allow us to monitor and evaluate our exposure to these risks and to manage the risk profile of our residual interest portfolio in response to changes in the market risk.

    We measured the sensitivity of the current value of our residual interests to changes in interest rates. Changes in interest rates are defined as instantaneous and sustained parallel interest rate movements in 50 basis point increments in the forward LIBOR curve. We estimated the fair value of our residual interests assuming there would be no changes in interest rates from those at period end. Once we established the base case, we projected cash flows for each of the defined interest rate scenarios. These projections were then compared with the base case to determine the estimated change to the fair value of our residual interests.

    The following table summarizes the sensitivity analysis of change in the fair value of our residual interests as of December 31, 2000 and June 30, 2001:

	Change in fair value as of:
	December 31, 2000	June 30, 2001
Increase of 100 basis points	(6.4)%	(5.2)%
Increase of 50 basis points	(3.0)%	(2.7)%
Decrease of 50 basis points	5.9%	2.8%
Decrease of 100 basis points	8.3%	5.6%

Income Taxes

    We account for income taxes by using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Newly Issued Accounting Pronouncements

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Securities and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138 (collectively, "SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (i) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (ii) a hedge of the exposure to variable cash flows of a forecasted transaction, or (iii) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency-denominated forecasted transaction.

    Under SFAS No. 133, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. This statement became effective on January 1, 2001.

    On January 1, 2001, we adopted SFAS No. 133. As of December 31, 2000, we had already recognized all outstanding derivatives at fair value with the offset through earnings. Consequently, the adoption of SFAS No. 133 did not result in any adjustment to the recorded value of our derivative hedging instruments.

    In September 2000, FASB issued SFAS No. 140 to replace SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 provides the accounting and reporting guidance for transfers and servicing of financial assets and extinguishments of liabilities. Statement No. 140 is the authoritative accounting literature for: (i) securitization transactions involving financial assets; (ii) sales of financial assets; (iii) servicing assets and liabilities; (iv) securities lending transactions; (v) repurchase agreements; and (vi) extinguishment of liabilities. The accounting provisions are effective beginning after March 31, 2001. The reclassification and disclosure provisions are effective beginning after December 15, 2000. We adopted the provisions required by SFAS No. 140 and have included all appropriate and necessary disclosures required by SFAS No. 140 in our financial statements and footnotes. The adoption of this standard did not have a material impact on our consolidated balance sheet or results of operations.

    The Emerging Issues Task Force (EITF) consensus 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, provides guidance for interest income recognition and measurement of impairment for interests retained in a securitization. This consensus was required to be implemented by the Company on April 1, 2001. The consensus had no significant impact on the consolidated balance sheet or results of operations.

    In July 2001, FASB issued SFAS No. 141, "Accounting for Business Combinations," and SFAS No. 142, "Accounting for Goodwill and Intangible Assets." SFAS No. 141 eliminates the ability to utilize the pooling of interests method of accounting for business combination transactions initiated after June 30, 2001. The purchase method of accounting is now required. SFAS 142 eliminates the existing requirement to amortize goodwill through a periodic charge to earnings. For existing goodwill, the elimination of the amortization requirement is effective for the Company beginning January 1, 2002. As of that date, and at least annually thereafter, goodwill must be evaluated for impairment based on estimated fair value. As of June 30, 2001, the Company had goodwill of $3.6 million. Since the goodwill and related amortization has not been significant to the consolidated balance sheet and results of operations, the implementation of this standard is not expected to be material to the consolidated balance sheet or results of operations.

BUSINESS

General

    We are a leading nationwide specialty mortgage banking company that originates, purchases and sells residential mortgage loans secured primarily by first mortgages on single-family residences. We offer mortgage products focused on the needs of borrowers who generally do not satisfy the credit, documentation or other underwriting standards prescribed by conventional mortgage lenders and loan buyers, such as Fannie Mae or Freddie Mac. We originate and purchase loans on the basis of the borrower's ability to repay the mortgage loan, the borrower's historical pattern of debt repayment and the amount of equity in the borrower's property (as measured by the borrower's LTV). We have been originating and purchasing these types of loans since 1996 and believe we have developed a comprehensive and sophisticated process for credit evaluation and risk-based pricing that allows us to effectively manage the potentially higher risks associated with this segment of the mortgage industry.

    Our borrowers generally have considerable equity in the properties securing their loans, but have impaired or limited credit profiles or higher debt-to-income ratios than traditional mortgage lenders allow. Our borrowers also include individuals who, due to self-employment or other circumstances, have difficulty verifying their income through conventional methods, and who prefer the prompt and personalized service we provide.

    We originate and purchase approximately 75% of our loans through our wholesale network of 7,200 independent mortgage brokers, and we originate the remainder through our retail network of 65 branch offices located in 26 states and through our anyloan.com website. We are authorized to do business in all 50 states and regularly originate and purchase loans throughout the country. Wholesale originations and purchases occur through independent mortgage brokers who provide loans to the Wholesale Division of one of our subsidiaries, New Century Mortgage Corporation, as well as through its subsidiary, Worth Funding. Retail originations occur through New Century Mortgage's network of branch offices, through its Central Retail Division and from applicants directed to New Century Mortgage through another one of our subsidiaries, The Anyloan Company, including its anyloan.com website.

    Historically, our loan sales strategy focused on a balanced combination of securitizations and whole loan sales in order to achieve our goal of enhancing profits while managing cash flows. However, our previous securitizations required us to make significant investments of cash at the time of securitization, and were not expected to generate significant cash flow to us for an extended period. In fiscal 2000, we changed our loan sales strategy to selling our loans in a way so as to maximize cash revenue and improve liquidity. This strategy entailed selling loans through whole loan sale transactions and cash flow positive securitizations. Whole loan sale transactions enable us to generate current cash flow, protect against the potential volatility of the securitization market and reduce the risks inherent in retaining residual interests. Recent changes in market conditions have also allowed us to generate cash revenues from securitizations. In our most recent securitization, we employed a structure that allowed us to receive initial cash proceeds similar to those received through whole loan sales completed during this same period. We expect to continue to employ a combination of whole loan sales and cash flow positive securitizations in order to maximize our operating flexibility and to maintain multiple loan sales channels.

Industry Overview

    The residential mortgage market is the largest consumer finance market in the United States. According to Freddie Mac, lenders in the United States originated over $1.02 trillion in single-family mortgage loans in 2000, and are expected to originate approximately $1.45 trillion in 2001. Generally, the industry is segmented by the size of the mortgage loans and credit characteristics of the borrowers. Mortgage loans that conform to the government-sponsored enterprise guidelines for both size and credit characteristics are called "conforming mortgages." All other mortgage loans are considered "non-conforming loans" because of the size of the loans (referred to as "jumbo mortgages") or the credit profiles of the borrowers (generally referred to as "Alt-A" and/or "sub-prime" mortgages). According to Freddie Mac, in 2000, non-conforming mortgage loans represented approximately 27% of total U.S. single-family mortgage originations. We believe this segment of the mortgage industry can provide higher risk-adjusted returns on investment than the traditional conforming mortgage loan market, provided the lender has a comprehensive and sophisticated process for credit evaluation, risk-based pricing, and diligent servicing.

    Prior to the latter part of 1998, lenders such as us, typically referred to as "sub-prime" lenders, routinely originated and securitized a substantial amount of their mortgage loans, which allowed many of them to recognize significant accounting gain on sale that exceeded the premiums received for loans sold for cash. The securitization structures employed at that time commonly required significant allocations of capital and cash, resulted in significant delays in the receipt of cash flows from the retained residual interests and exposed lenders to earnings and book value volatility. However, most lenders were able to readily raise capital and obtain financing to support this business strategy and provide necessary cash flow. In late 1998, partly as a result of foreign economic problems and the financial crisis of the hedge fund Long Term Capital Management, our industry experienced a significant liquidity crisis resulting in substantially decreased available financing, fewer whole loan buyers who sought to securitize and, as a result, lower prices for whole loans. During these extreme market conditions, a number of lenders increased loan sales and reduced the price they were willing to accept for these loans in an effort to stay in business. Many of our competitors failed during this time period as a result of their inability to sell or securitize their loans profitably and meet the payment demands on their financing facilities.

Recent Operational Highlights

    In late 1998, the market for our loans and the availability of capital and financing to mortgage lenders in our industry declined dramatically. During late 1999 and 2000, there were also significant changes in the general level of interest rates and other economic conditions that adversely affected our business. In response to these events, we implemented several strategic initiatives that have reduced our risk profile and significantly improved our recent operating performance and financial results. These initiatives have allowed us to achieve our goal of positive cash flow from operations for the last two consecutive quarters. The key initiatives include:

  •
  Transition to Cash Flow Positive Loan Sales Strategy. As part of our strategy to improve cash flows, beginning in the first quarter of 2000, we transitioned from securitizing the majority of our loans to selling the majority of production for cash in whole loan sales and cash flow positive securitizations. To that end, during the second and third quarters of 2001, we completed securitizations of mortgage loans and issued an accompanying net interest margin security following each securitization. The net cash proceeds from the transactions resulted in cash proceeds in an amount similar to whole loan sales. This transition increased our cash revenues and reduced our need for additional capital or borrowings in order to fund operations. We plan to continue to focus our loan sales strategies in order to optimize cash revenues and liquidity.

  •
  Restructured and Reduced Debt. In March 2001, we restructured nearly all of our residual financing, which eliminated our exposure to margin calls on that debt. In addition, during 2001, we repaid $57.2 million in residual financing and extended the maturity of our subordinated debt to December 31, 2003, which allowed us to more closely match our payment obligations with the projected cash flows from our residual interests.

  •
  Reduction of Loan Acquisition Costs. We reduced our loan acquisition costs to 2.37% of loan production for the quarter ended June 30, 2001 from 2.87% for the quarter ended June 30,

    2000. Loan acquisition costs are the fees paid to wholesale brokers and correspondents, plus direct loan origination costs (including commissions and corporate overhead costs), less the sum of points and fees received from borrowers, divided by total production volume. We achieved this reduction in our loan acquisition costs through a combination of: (i) decreasing corporate overhead and commission expense; (ii) reducing marketing costs; (iii) consolidating operations; (iv) reducing premiums paid to wholesale brokers and correspondent lenders; (v) closing unprofitable branches; (vi) reducing our staff from 1,654 at June 30, 2000 to 1,405 at June 30, 2001; and (vii) increasing our loan origination volume.

  •
  Sale of Servicing Rights. In March 2001, we sold the servicing rights on $4.8 billion of our servicing portfolio to Ocwen Federal Bank FSB, one of the country's highest rated special servicers, for $19.7 million, which was comprised of 25 separate asset-backed securities. Ocwen also reimbursed us for our outstanding servicing advance receivables and assumed responsibility for all future servicing advance obligations on the purchased securities. We used the sale proceeds to: (i) repay the portion of our warehouse line of credit that was secured by servicing advances; (ii) repay the outstanding balance on our $22.5 million working capital line of credit with U.S. Bank; and (iii) increase our liquidity.

  •
  Improved Underwriting Controls. We have implemented a process designed to monitor and adjust our underwriting guidelines to originate loans that are widely accepted by loan buyers. We have also taken steps to further reduce documentation errors, better identify borrower misrepresentation and reduce early payment default with the goal of decreasing the number of loans we sell at a discount.

  •
  Management Reorganization. During the first quarter of 2001, we announced several senior management changes designed to improve accountability and increase the efficiency of our operations. Brad Morrice, our Vice Chairman and President, assumed the additional role of Chief Operating Officer and also became the sole Chairman and Chief Executive Officer of our subsidiary, New Century Mortgage. In addition, we promoted members of existing management to the newly-created positions of corporate Chief Credit Officer and Chief Administrative Officer.

Growth and Operating Strategies

    The following are our growth and operating strategies to increase earnings and improve cash flow:

  •
  Increase Loan Originations. We plan to pursue geographic expansion particularly into the Northeast and Mid-Atlantic areas of the country. Our wholesale division can expand quickly into new markets with limited investment in infrastructure. For retail expansion, we will continue our practice of reviewing demographic information about potential markets and opening branches in markets that we conclude can support a retail branch. We plan to continue to deploy new marketing and technology initiatives and expand our product line and sales personnel in an effort to increase our existing market penetration.

  •
  Develop Strategic Alliance Program. We have begun to develop a strategic alliance program to provide our products to customers of banks, thrifts and other financial institutions and mortgage companies who do not offer such products. We have recently hired a team of individuals with extensive experience developing such alliances.

  •
  Emphasize Cash Flow Positive Operations. We plan to continue to focus our secondary marketing on sales strategies that will optimize liquidity and cash flow. We also intend to sell retained servicing rights and utilize securitization structures that generate cash in excess of origination costs.

  •
  Increase Holding Period and Loan Pool Size. Increases in the amount of credit and equity capital available to us will allow us to hold more loans for a longer period of time prior to sale or securitization. We generally earn net interest income on loans held for sale as a result of the spread between the interest rate that we pay on our warehouse and aggregation lines and the interest rate we receive on our loans. As a result, if we modestly increase the number of days on average that we hold the loans prior to sale, we will realize an increase in the amount of interest income that we earn. In addition, larger pools of loans sold generally command a higher premium.

  •
  Reduce Loans Sold at a Discount. We are devoting significant efforts to reduce the losses that result from loans we sell at a discount to par value. Loans are typically sold at a discount when (i) there are technical deficiencies in the loan documentation, (ii) the loans have characteristics that are outside the guidelines of whole loan buyers, or (iii) the borrower defaults on the first payment. In order to accomplish these objectives, we have appointed a corporate level Chief Credit Officer, improved the analytics used in evaluating discount loans and eliminated products resulting in disproportionately high levels of discount loans.

  •
  Further Reduce Loan Acquisition Costs. We continue to focus our efforts on reducing our loan acquisition costs by improving efficiencies and increasing loan origination volume. In the second quarter of 2001, our loan acquisition cost was 2.37% of loan originations and our goal is to achieve a loan acquisition cost of 2.25% by the end of 2001 and 2.0% by the end of 2003.

  •
  Reduce Residual Financing. As of June 30, 2001, we owed approximately $119.6 million in residual financing primarily to Salomon Smith Barney. We expect to reduce residual financing to below $100 million by year-end 2001 and fully repay all outstanding residual financing by no later than year-end 2002. Upon the full repayment of the residual financing, we will be able to retain all of the cash flow from the residual interests. This will reduce the interest expense that we incur and, as a result, enhance our operating results.

Strengths and Competitive Advantages

    We believe that we have several strengths and competitive advantages that will allow us to compete effectively in our business, including:

  •
  Management Experience and Depth. The members of our senior management team have on average over 17 years of experience in the consumer finance sector.

  •
  High Quality Customer Service. We strive to make the origination process easy for our borrowers and brokers by providing prompt responses, consistent and clear procedures and an emphasis on ease of use.

  •
  Strong Secondary Market Relationships. We have developed relationships with a variety of large institutional loan buyers, including Salomon Smith Barney, CSFB, Morgan Stanley and Deutsche Bank, who consistently bid on and buy large loan pools from us.

  •
  Advanced Technology for Credit Evaluation. The implementation of our proprietary credit grading and pricing engines has allowed us to produce a more consistent and predictable portfolio of loans.

  •
  Award-Winning Website. Mortgage Technology Magazine awarded us its Website of the Year award in 2000 for our Wholesale Division's website. The site's features make the loan process easier for our brokers which in turn helps to solidify our relationships with them.

  •
  Significant Cash Flows from Residuals. Our residual interests provide significant cash flows that we expect will allow us to repay our long-term debt aggressively. Once the debt has been repaid,

    we expect that the continued cash flow from the residual interests will provide significant growth and operating capital in the future.

Product Types

    We offer both fixed-rate and adjustable-rate loans, or ARMs. We also offer loans with an interest rate that is initially fixed for a period of time and that subsequently converts to an adjustable-rate. Most of the ARMs that we originate are offered at a low initial interest rate, sometimes referred to as a "start rate." At each interest rate adjustment date, we adjust the rate, subject to certain limitations on the amount of any single adjustment and a cap on the aggregate of all adjustments.

    In addition, our products are available at different interest rates and with different origination and application points and fees depending on the particular borrower's risk classification (see "Business—Underwriting Standards"). Borrowers may choose to increase or decrease their interest rate through the payment of different levels of origination fees. Many of our fixed-rate borrowers, in particular, choose to "buy down" their interest rate through the payment of additional origination fees. Our maximum loan amounts are generally $500,000 with a loan-to-value ratio of up to 80%. We do, however, offer larger loans with lower loan-to-value ratios on a case-by-case basis. We also offer products that permit a loan-to-value ratio of up to 95% for selected borrowers with a risk classification of "A+" or of up to 90% for selected borrowers with a risk classification of "A-." We have also introduced our "Prime Alternative" product designed to appeal to borrowers of higher credit quality.

    Loans originated or purchased by us during the first six months of 2001 had an average loan amount of approximately $130,000 and an average loan-to-value ratio of approximately 78%. If permitted by applicable law and agreed to by the borrower, our loans may also include a prepayment charge that is triggered by the loan's full or substantial prepayment early in the loan's term. Approximately 84% of the loans we originated or purchased during the first six months of 2001 included some form of prepayment charge.

Loan Originations and Purchases

    We originate and purchase loans through New Century Mortgage's Wholesale Division, Retail Branch Division, its subsidiary, Worth Funding and through our Central Retail Division. Our divisions originate and purchase loans as follows:

  •
  The Wholesale Division originates and purchases loans through a network of independent mortgage brokers and correspondents solicited by our account executives. These account executives provide on-site customer service to the broker to facilitate the funding of the loan.

  •
  Worth Funding originates and purchases loans by soliciting and servicing brokers through its centralized telemarketing approach, which operates from one central office where all decisions can be made promptly.

  •
  The Retail Branch Operations Division originates loans directly to the consumer through our 65 retail branch offices located in 26 states.

  •
  The Central Retail Division originates, processes and underwrites home mortgage loans nationwide through one central office. Leads are generated through radio, direct mail, telemarketing and our anyloan.com website.

    Characteristics of the loans we originated and purchased during the first six months of 2001 include:

  •
  68.9% were to borrowers within our three highest credit grades even though our underwriting guidelines include six levels of credit risk classification;

  •
  92.7% were secured by the primary residences of our borrowers;

  •
  the average LTV ratio was 78.3%;

  •
  98.5% were secured by first mortgages and the remainder were secured by second mortgages; and

  •
  82.3% were refinances of existing loans, while the remaining 17.7% represented loans for a borrower's purchase of a residential property.

Wholesale and Worth Funding

    During the first six months of 2001, our wholesale originations and purchases totaled $1.9 billion, or 79.3% of our total loan production, including $151.2 million, or 6.3%, which originated through Worth Funding. As of June 30, 2001, the Wholesale Division operated through five regional operating centers located in Southern California, Northern California, Schaumburg, Illinois, Englewood, Colorado, and Tampa, Florida. The Wholesale Division also operated through 31 additional sales offices located in Alabama, California, Florida, Georgia, Idaho, Indiana, Louisiana, Massachusetts, Michigan, Minnesota, Missouri (2), Nevada, New Jersey, New Mexico, Ohio (3), Oklahoma, Oregon, Rhode Island, Tennessee, Texas (2), Utah, Virginia, Washington (2), West Virginia and Wisconsin (2). As of June 30, 2001, the Wholesale Division employed 174 account executives.

    As of June 30, 2001, approximately 7,200 mortgage brokers were approved by us to submit loans. We originated loans through approximately 3,700 brokers during the first six months of 2001. During this period, our ten largest producing brokers originated 5.2% of our loans, with the largest broker accounting for 1.1% of the total production of the Wholesale Division.

    In wholesale originations, the broker's role is to identify the applicant, assist in completing the loan application form, gather necessary information and documents and serve as our liaison with the borrower through the lending process. We review and underwrite the application submitted by the broker, approve or deny the application, set the interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions imposed by us, fund the loan. Because brokers conduct their own marketing and employ their own personnel to complete loan applications and maintain contact with borrowers, originating loans through the Wholesale Division allows us to increase our loan volume without incurring the higher marketing, labor and other overhead costs associated with increased retail originations.

    Mortgage brokers generally submit loan applications to an account executive in one of our sales offices. The sales office then forwards the application to the closest regional operating center where the loan is logged in for regulatory compliance purposes, underwritten and, in most cases, conditionally approved or denied within 24 hours of receipt. Because mortgage brokers generally submit individual loan files to several prospective lenders simultaneously, we attempt to respond to each application as quickly as possible. If approved, we issue a "conditional approval" to the broker with a list of specific conditions that have to be met (for example, credit verifications and independent third-party appraisals) and additional documents to be supplied prior to the funding of the loan. An account manager and the account executive who originated the loan work directly with the submitting mortgage broker to collect the requested information and to meet the underwriting conditions and other requirements. In most cases, we fund loans within 30 days following approval of the application.

    The Wholesale Division also purchases closed loans on an individual or "flow" basis from independent mortgage brokers and financial institutions. We review an application for approval from each lender that seeks to sell us a closed loan. We analyze the mortgage broker's underwriting guidelines and financial condition, including its licenses and financial statements. We require each mortgage broker to enter into a purchase and sale agreement with customary representations and warranties regarding the loans the mortgage broker will sell to us. These representations and warranties are comparable to those given by NC Capital to its loan purchasers.

    The following table sets forth selected information relating to loan originations through the Wholesale Division and Worth Funding during the periods shown:

	For the Three Months Ended
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001
Principal balance (in thousands)	$709,480	$793,172	$766,680	$772,429	$807,953	$1,103,236
Average principal balance per loan (in thousands)	$106	$113	$118	$133	$140	$143
Combined weighted average initial loan-to-value ratio	78.8%	79.4%	78.1%	78.9%	78.4%	78.8%
Percent of first mortgage loans	97.0	95.9	95.9	97.9	98.7	99.5
Property securing loans:
Owner occupied	93.2	93.9	95.0	93.7	91.9	91.5
Non-owner occupied	6.8	6.1	5.0	6.3	8.1	8.5
Weighted average interest rate:
Fixed-rate	10.9	11.5	11.5	11.3	10.5	9.7
ARMs	10.3	10.5	10.5	10.5	9.9	9.6
Margin—ARMs	6.1	6.1	6.1	6.3	6.5	6.6

Retail Branch Operations Division and Central Retail Division

    During the first six months of 2001, the Retail Branch Operations Division originated $385.5 million in loans, or 16.0% of our total loan production. As of June 30, 2001, the Retail Branch Operations Division employed 255 retail loan officers. These employees were located in 65 sales offices in Arizona (3), California (17), Colorado, Florida (4), Georgia, Hawaii, Illinois (2), Kentucky, Louisiana, Massachusetts, Michigan, Minnesota (2), Missouri (2), Montana, Nevada (2), New Jersey, New Mexico, Ohio (3), Oklahoma, Oregon (2), Pennsylvania (2), Tennessee, Texas (8), Utah, Virginia (2), and Washington (3).

    During the first six months of 2001, the Central Retail Division originated $113.8 million, or 4.7%, of our total loan production. As of June 30, 2001, the Central Retail Division employed 61 loan officers at its offices in Irvine, California.

    By creating a direct relationship with the borrower, retail lending provides a more sustainable loan origination franchise and greater control over the lending process. Loan origination fees contribute to profitability and cash flow and offset the higher costs of retail lending.

    The following table sets forth selected information relating to loan originations through the Retail Branch Operations Division and Central Retail Division during the periods shown:

	For the Three Months Ended
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001
Principal balance (in thousands)	$246,981	$317,204	$284,084	$262,327	$218,580	$280,684
Average principal balance per loan (in thousands)	$90	$88	$87	$96	$95	$104
Combined weighted average initial loan-to-value ratio	78.6%	78.6%	77.8%	77.1%	76.1%	78.2%
Percent of first mortgage loans	92.7	88.3	91.3	95.3	95.2	96.9
Property securing loans:
Owner occupied	94.1	94.8	96.2	96.1	96.3	96.5
Non-owner occupied	5.9	5.2	3.8	3.9	3.7	3.5
Weighted average interest rate:
Fixed-rate	10.6	10.7	11.0	10.8	10.8	10.6
ARMs	10.0	10.1	10.4	10.5	10.1	9.6
Margins—ARMs	6.1	6.2	6.2	6.4	6.4	6.5

Marketing

Wholesale Division and Worth Funding Marketing

    The marketing strategy of the Wholesale Division of New Century Mortgage and of Worth Funding focuses on the sales efforts of its account executives, and on providing prompt, consistent service to brokers and their customers. These efforts are supplemented with direct mail and fax programs to brokers, advertisements in trade publications, in-house production of collateral sales material, seminar sponsorships, tradeshow attendance, periodic sales contests and the Wholesale Division's e-commerce website.

Retail Branch Marketing

    The Retail Branch Operations Division of our subsidiary, New Century Mortgage, relies primarily on targeted direct mail and outbound telemarketing to attract borrowers. New Century Mortgage's direct mail programs are managed by a centralized staff who create a targeted mailing list for each branch market and oversee the completion of mailings by a third party mailing vendor. All calls or written inquiries from potential borrowers that result from the mailings are tracked centrally and then forwarded to each branch location and handled by branch loan officers. This division's website (www.newcenturymortgage.com) is used in the direct mail program to provide information to prospective borrowers and to allow them to complete an application online. Under the Central Telemarketing Program, the telemarketing staff solicits prospective borrowers, makes a preliminary evaluation of the applicant's credit and the value of the collateral property and refers qualified leads to loan officers in the retail branch closest to the customer.

Central Retail Marketing

    The Central Retail Division of our subsidiary, New Century Mortgage, engages in a variety of direct response advertising, such as purchased leads from aggregators, radio advertising, direct mail, search engine placement, banner ads, e-mail campaigns and links to related websites. The Central Retail Division also markets to the current customer base of New Century Mortgage through direct mail and outbound telemarketing. In addition, this division maintains a comprehensive database on all customers with whom it has had contact and markets to these potential customers in an effort to convert them to application.

Financing Loan Originations and Loans Held for Sale

    We require access to credit facilities in order to originate and purchase mortgage loans and to hold them pending their sale or securitization. In particular, we rely on a $300 million syndicated warehouse credit facility led by U.S. Bank and a $200 million warehouse and aggregation facility with CDC Mortgage Capital to fund our originations and purchases. We also rely on aggregation financing facilities totaling $900 million with Salomon Brothers Realty and Morgan Stanley Dean Witter Mortgage Capital to finance the loans pending their sale or securitization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Underwriting Standards

    We originate or purchase our mortgage loans in accordance with the underwriting guidelines described below. The loans we originate or purchase generally do not satisfy conventional underwriting standards, such as those utilized by Fannie Mae or Freddie Mac. Therefore, our loans are likely to have higher delinquency and foreclosure rates than portfolios of mortgage loans underwritten to Fannie Mae and Freddie Mac standards.

    Our underwriting guidelines take into account the applicant's credit history and capacity to repay the proposed loan as well as the secured property's value and adequacy as collateral for the loan. Each applicant completes an application that includes information on the applicant's liabilities, income, credit history, employment history and personal information. Based on review of the loan application and other data from the applicant against our underwriting guidelines, we determine the loan terms, including the interest rate and maximum loan-to-value ratio.

    During the third quarter of 2000, we implemented an automated credit grading process designed to reduce errors in evaluating credit reports and assigning the correct grade to individual loans. This process was completely integrated into our underwriting process during the fourth quarter of 2000.

Credit History

    Our underwriting guidelines require a credit report on each applicant from a credit reporting company. In evaluating an applicant's credit history, we utilize credit bureau risk scores, or a FICO score, which is a statistical ranking of likely future credit performance developed by Fair, Isaac & Company and the three national credit data repositories—Equifax, TransUnion and Experian.

Collateral Review

    All mortgaged properties are appraised by qualified independent appraisers prior to the loan's funding. The appraiser inspects and appraises the property and verifies that it is in acceptable condition. Following each appraisal, the appraiser prepares a report that includes a market value analysis based on recent sales of comparable homes in the area and, when deemed appropriate, replacement cost analysis based on the current cost of constructing a similar home. All appraisals are required to conform to the Uniform Standards of Professional Appraisal Practice adopted by the Appraisal Standards Board of the Appraisal Foundation and are generally on forms acceptable to Fannie Mae and Freddie Mac. Our underwriting guidelines require a review of the appraisal by one of our qualified employees or by a qualified review appraiser that we have retained. Our underwriting guidelines then require our underwriters to be satisfied that the value of the property being financed, as indicated by the appraisal, currently supports the outstanding loan balance.

Income Documentation

    Our underwriting guidelines include three levels of income documentation requirements, referred to as the "full documentation," "limited documentation" and "stated income documentation" programs. Under the full documentation program, applicants generally are required to submit two written forms of verification of stable income for at least twelve months. Under the limited documentation program, applicants are generally required to submit twelve consecutive monthly bank statements on their individual bank account. Under the stated income documentation program, an applicant may be qualified based upon monthly income as stated on the mortgage loan application if the applicant meets certain criteria. All of these documentation programs require that, with respect to salaried employees, the applicant's employment be verified by telephone. In the case of a purchase money loan, verification of the source of funds, if any, to be deposited by the applicant into escrow is required. Under each of these programs, we review the applicant's source of income, calculate the amount of income from sources indicated on the loan application or similar documentation, review the applicant's credit history, calculate the debt service-to-income ratio to determine the applicant's ability to repay the loan, review the type and use of the property being financed, and review the property. In determining the applicant's ability to repay the loan, our underwriters use a qualifying rate that is equal to the initial interest rate on the loan, in the case of other LIBOR-based loans.

Underwriting Requirements

    In general, the maximum loan amount for our mortgage loans is $500,000. Our underwriting guidelines permit loans on one-to-four-family residential properties to have:

  •
  a loan-to-value ratio at origination of up to 95% with respect to non-conforming first liens;

  •
  a combined loan-to-value ratio at origination of up to 100% with respect to non-conforming second liens; and

  •
  a combined loan-to-value ratio at origination of up to 100% with respect to conforming second liens.

    The applicability of the above ratios depends on, among other things, the purpose of the mortgage loan, a borrower's credit history, the borrower's repayment ability and debt service-to-income ratio, and the type and use of the property. The loan-to-value of a mortgage loan that is secured by mortgaged properties acquired by a borrower under a "lease option purchase" is determined in one of two ways. If the "lease option price" was set less than twelve months prior to origination, the loan-to-value of the related mortgage loan is based on the lower of the appraised value at the time of origination of the mortgage loan or the sale price of the related mortgaged property. If the "lease option price" was set twelve months or more prior to origination, the loan-to-value of the related mortgage is based on the appraised value at the time of origination.

    Our underwriting guidelines for first lien mortgage loans have the following categories and criteria for grading the potential likelihood that an applicant will satisfy the repayment obligations of a mortgage loan:

SUMMARY OF PRINCIPAL UNDERWRITING GUIDELINES(1)

	Prime Alternative	A+ Risk	A- Risk	B Risk	C Risk	C- Risk

Existing mortgage history	Maximum one 30-day late payment within the last 12 months.	Maximum one 30-day late payment and no 60-day late payments w/in last 12 mos.; must have an LTV of 90% or less.	Maximum three 30-day late payments and no 60-day late payments w/in last 12 mos.; must have an LTV of 90% or less.	Maximum one 60-day late payment within last 12 months; must be less than 90 days late at funding.	Maximum one 90-day late payment within last 12 months; must be less than 120 days late at funding.	Maximum of two 90-day late payments and one 120-day late payment w/in last 12 months; less than 150 days late at funding. No current Notice of Default.
Other credit	FICO score of 650 or higher.
		4 accts w/30-day late payments or FICO score of 620 or higher; no more than $500 in open collection accounts or charge-offs open after funding. Past/Present 30-day late payments and 1 acct w/60 day late payment or FICO score of 590 or higher; no more than $1,000 in open collection accounts or charge-offs open after funding.
			Past/Present 30-day late payments and 4 accts w/60-day late payments and 2 accts w/90-day late payments or FICO score of 570 or higher; some prior defaults acceptable; no more than $2,500 in open collection accounts or charge-offs open after funding.	Significant prior defaults acceptable; Generally, no more than $5,000 in open collection accounts or charge-offs open after funding; on a case by case basis.	Significant defaults acceptable; collection accounts may remain open after funding.
Bankruptcy filings	Generally, no Chapter 7 or 13 Bankruptcy discharge in last 2 years or Notice of Default in last 2 years.	Generally, no Chapter 7 or 13 Bankruptcy discharge in last 2 years or Notice of Default filings in last 3 years.	Generally, no Bankruptcy filings in last 2 years or Notice of Default filings in last 3 years.	Generally, no Bankruptcy discharge in last 18 months or Notice of Default filings in last 2 years.	Generally, no Bankruptcy filings or Notice of Default filings in last 12 months.	Generally, no Chapter 7 Bankruptcy discharge in last 12 mos. or Chapter 13 Bankruptcy filing allowed in last 12 months and no Notice of Default filings in last 12 months.
Total debt service to income ratio	up to 50%	45% to 55%	50% to 55%	55% to 59%	55% to 59%	50% to 59%
Maximum loan-to-value ratio:(2)
Owner occupied: single family	90%	95%	90%	80%	75%	70%
Owner occupied: condo/three-to-four unit	Not applicable	85%	85%	75%	70%	65%
Non-owner occupied	Not applicable	85%	80%	75%	70%	65%

(1)
The letter grades applied to each risk classification reflect our internal standards and do not necessarily correspond to the classifications used by other mortgage lenders.
(2)
The maximum LTV set forth in the table is for borrowers providing full documentation. The LTV is reduced 5% for stated income applications, if applicable. Additionally, if the borrower's FICO score meets or exceeds the risk category and debt ratio guidelines, consumer credit may be disregarded.

Prime Alternative Program

    We have introduced our "Prime Alternative Program" to attract higher quality "Alternative—A" types of borrowers. We assess the borrower's mortgage repayment history, any incidents of bankruptcy, mortgage default, or major derogatory credit, and call for a minimum FICO score of 650, which is substantially higher than our "core" product requirements. This program is restricted to owner-occupied properties; single unit, two unit, or detached PUD's, with highly conforming property characteristics. We have limitations on loan amount, loan-to-value ratio, income documentation type, and the amount of "cash out" allowed on refinances. We assign a unique 4-level grade classification based on the FICO score range for the primary borrower.

Mortgage Credit Only Program

    In addition to the six risk grade categories described above, New Century Mortgage also has a Mortgage Credit Only program. This program uses the applicant's mortgage payment history as the primary factor in qualifying the applicant's ability to repay the loan. The Mortgage Credit Only program allows no more than three 30-day late payments and no 60-day late payments within the last 12 months on an existing mortgage loan and must be current at funding. An existing mortgage loan is not required to be current at the time the application is submitted. Derogatory credit report items are allowed as to non-mortgage credit. In order to qualify for a Mortgage Credit Only loan:

  •
  The borrower is not a participant in our Stated Income Documentation program;

  •
  No bankruptcy or notice of default filings have occurred during the preceding two years, unless the borrower's bankruptcy has been discharged during the past two years and the borrower has re-established a credit history that otherwise complies with the credit parameters set forth above; and

  •
  The mortgaged property is in at least average condition. A maximum loan-to-value of 85% is permitted for a mortgage loan on a single-family owner-occupied property. A maximum loan-to-value of 80% is permitted for a mortgage loan on a non-owner occupied property, second home, owner-occupied condominium, or two- to four-family residential property. The debt service-to-income ratio is generally limited to a maximum of 55%.

Home Saver Program

    We have established a sub-category of our C- credit grade for borrowers faced with at least one of the following credit scenarios: (i) the borrower has an existing mortgage currently in foreclosure; (ii) the borrower is subject to a notice of default filing; or (iii) the borrower has had a serious mortgage delinquency for more than one 120 day period in the last 12 months or is more than 90 days late at the time of funding. This sub-category is known as our Home Saver Program. The Home Saver Program is available only to Full Documentation borrowers and permits a maximum loan-to-value of 65% and a maximum debt service-to-income ratio of 55%. The maximum loan is $300,000 and all derogatory credit report items must either be brought current or paid through the loan proceeds. A maximum of 3% of the loan proceeds may be paid to the borrower in cash. If the borrower is in an open Chapter 13 or Chapter 11 bankruptcy, the bankruptcy must be discharged through the proceeds of the loan. For the six months ended June 30, 2001, Home Saver loans accounted for 1.3% of total loan originations and purchases.

Exceptions

    The categories and criteria described in our underwriting guideline table above are guidelines only. On a case-by-case basis, we may determine that an applicant warrants a loan-to-value exception, a debt service-to-income ratio exception, or another exception. We may allow such an exception if the application reflects certain compensating factors such as low LTV, a maximum of one 30-day late payment on all mortgage loans during the last 12 months, and stable employment or ownership of current residence. We may also allow an exception if the applicant places a down payment through escrow of at least 20% of the purchase price of the mortgaged property or if the new loan reduces the applicant's monthly aggregate mortgage payment by 25% or more. Our automated credit grading system aids in identifying and managing underwriting exceptions. Certain of our loan programs and risk grade classifications limit the approval of exceptions to higher loan approval authority levels.

    We evaluate our underwriting guidelines on an ongoing basis and periodically modify them to reflect our current assessment of various underwriting issues. We also maintain separate underwriting guidelines appropriate to our non-conforming second lien mortgage loans and adopt new underwriting guidelines appropriate to new loan products we offer.

Loan Production by Borrower Risk Classification

    The following table sets forth information concerning the characteristics of our fixed-rate and adjustable-rate loan production by borrower risk classification for the periods shown:

	For the Quarters Ended
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001
Prime Alternative Risk Grade:
Percent of total purchases and originations	0.9%	6.9%	5.9%	4.5%	1.9%	3.1%
Combined weighted average initial loan-to-value ratio	86.3	84.9	83.6	85.2	80.0	79.9
Weighted average interest rate:
Fixed-rate	10.7	10.7	10.5	10.6	9.7	9.9
ARMs	9.3	9.7	9.6	9.4	8.9	8.7
Margin—ARMs	5.3	5.0	4.9	5.0	5.3	5.9
A+ Risk Grade:
Percent of total purchases and originations	31.8%	32.7%	31.5%	34.8%	39.2	44.0%
Combined weighted average initial loan-to-value ratio	82.5	82.8	81.5	82.5	81.1	81.4
Weighted average interest rate:
Fixed-rate	10.4	10.8	10.8	10.7	10.3	9.6
ARMs	9.8	10.0	10.0	10.2	9.5	9.2
Margin—ARMs	5.8	5.8	5.8	6.0	6.2	6.3
A- Risk Grade:
Percent of total purchases and originations	30.9%	27.3%	27.6%	29.0%	26.9%	22.6%
Combined weighted average initial loan-to-value ratio	80.5	80.2	79.3	78.5	78.1	78.5
Weighted average interest rate:
Fixed-rate	10.4	10.8	11.0	10.9	10.6	10.1
ARMs	10.0	10.2	10.2	10.3	9.8	9.5
Margin—ARMs	6.2	6.2	6.2	6.4	6.6	6.6
B Risk Grade:
Percent of total purchases and originations	22.5%	20.7%	21.9%	20.1%	21.9%	21.8%
Combined weighted average initial loan-to-value ratio	76.6	76.5	75.4	75.3	75.8	77.1
Weighted average interest rate:
Fixed-Rate	10.9	11.3	11.3	11.2	10.9	10.4
ARMs	10.3	10.5	10.6	10.7	10.1	9.8
Margin—ARMs	6.3	6.4	6.4	6.6	6.8	6.8

C Risk Grade:
Percent of total purchases and originations	9.4%	8.1%	7.9%	7.4%	6.5%	5.9%
Combined weighted average initial loan-to-value ratio	71.9	71.3	71.8	71.9	71.5	71.3
Weighted average interest rate:
Fixed-rate	11.8	12.8	12.5	12.3	12.3	11.5
ARMs	11.3	11.6	11.7	11.6	11.2	10.8
Margin—ARMs	6.6	6.7	6.7	6.9	7.0	7.1
C- Risk Grade:
Percent of total purchases and originations	4.5%	4.3%	5.2%	4.2%	3.6%	2.6%
Combined weighted average initial loan-to-value ratio	64.5	64.6	63.8	64.1	64.0	61.4
Weighted average interest rate:
Fixed-rate	13.0	13.4	13.4	13.1	12.8	12.8
ARMs	12.6	13.1	12.9	12.7	12.4	12.1
Margin—ARMs	6.7	6.7	6.7	6.9	7.1	7.2

Geographic Distribution

    The following table sets forth aggregate dollar amounts (in thousands) and the percentage of all loans we originated or purchased by state for the periods shown:

	For the Quarters Ended
	September 30, 2000		December 31, 2000		March 31, 2001		June 30, 2001
	$	%	$	%	$	%	$	%
California	$414,639	39.5%	$423,712	40.9%	$446,880	43.5%	$613,953	44.4%
Texas	75,219	7.2%	69,081	6.7%	57,979	5.6%	69,379	5.0
Florida	59,305	5.6%	57,895	5.6%	59,743	5.8%	73,877	5.3
Illinois	55,864	5.3%	49,271	4.8%	58,690	5.7%	71,378	5.2
Michigan	39,986	3.8%	36,624	3.5%	46,486	4.5%	67,328	4.9
Massachusetts	30,003	2.8%	44,437	4.3%	39,577	3.9%	52,055	3.8
Colorado	37,972	3.6%	41,113	4.0%	39,476	3.8%	46,560	3.4
Minnesota	31,388	3.0%	25,396	2.5%	22,414	2.2%	23,013	1.7
Washington	27,806	2.6%	22,813	2.2%	14,277	1.4%	32,355	2.3
Arizona	29,787	2.8%	24,370	2.4%	24,353	2.4%	21,607	1.6
Other	248,795	23.8%	240,044	23.1%	216,658	21.2%	312,414	22.4

Total	$1,050,764	100.0%	$1,034,756	100.0%	$1,026,533	100.0%	$1,383,919	100.0%

    Our loan production in California increased noticeably from the third quarter of 2000 to the second quarter of 2001 due primarily to the consolidation of our production units on the East Coast, the curtailment of unprofitable products in several other states and an increase in our presence on the West Coast.

Loan Sales and Securitizations

    Our subsidiary, NC Capital Corporation, performs our secondary marketing functions. First, NC Capital buys loans from New Century Mortgage within a week or two after origination, paying a price that approximates the loans' secondary market value. NC Capital then sells the loans through both securitizations and bulk whole loan sales to institutional purchasers. NC Capital is responsible for determining when and through which channel to sell the loans, and bears the risks of market fluctuations in the period between purchase and sale.

Whole Loan Sales

    During the first six months of 2001, whole loan sales accounted for $1.8 billion, or 82.9%, of our total loan sales. Of this amount, 56.5% were sold servicing-retained and 43.5% were sold servicing-released. In the servicing-retained sales, we agreed to service the loans for a fee of 0.50% per year of the outstanding principal balance of the loans. The weighted average sales price of our premium whole loan sales during the first six months of 2001 was equal to 103.92% of the original principal balance of the loans sold, including premiums paid by investors for servicing rights.

    We seek to maximize our premium on whole loan sale revenue by closely monitoring the requirements of institutional purchasers and focusing on originating or purchasing the types of loans that meet those requirements and for which institutional purchasers tend to pay higher premiums. During the six month period ended June 30, 2001, we sold $606.8 million in loans to Credit Suisse First Boston Mortgage Capital LLC and $421.9 million in loans to Morgan Stanley Dean Witter Mortgage Capital Inc., which represented 46.6% and 19.0%, respectively, of total loans sold.

    Whole loan sales are made on a non-recourse basis pursuant to a purchase agreement in which we give customary representations and warranties regarding the loan characteristics and the origination process. Therefore, we may be required to repurchase or substitute loans in the event of a breach of these representations and warranties. In addition, we generally commit to repurchase or substitute a loan if a payment default occurs within the initial months following the date the loan is funded, unless we make other arrangements with the purchaser.

Securitizations

    In a securitization, we sell a pool of loans to a trust for a cash purchase price and a certificate evidencing our residual interest ownership in the trust. The trust raises the cash portion of the purchase price by selling senior certificates representing senior interests in the loans in the trust. Following the securitization, purchasers of senior certificates receive the principal collected, including prepayments, on the loans in the trust. In addition, they receive a portion of the interest on the loans in the trust equal to the specified "investor pass-through interest rate" on the principal balance. We receive the cash flows from the residual interests, after payment of servicing fees, guarantor fees and other trust expenses, and provided the specified over-collateralization requirements are met. The use of a net interest margin security, or NIM, transaction concurrent with or shortly after a securitization allows us to receive a substantial portion of the gain in cash at the closing of the NIM transaction, rather than over the actual life of the loans.

    During the second quarter of 2001, we completed a securitization of $380 million of mortgage loans (the New Century Home Equity Loan Trust, Series 2001-NC1). Following the securitization, we issued a net interest margin security. The initial cash proceeds from the two transactions were comparable to cash proceeds we received through whole loan sales during the same time period. Credit enhancement for the securitization was provided through a fully-funded over-collateralization account of 0.75%. The securitization closed in May and the net interest margin portion closed in June. Approximately 86% of the mortgage loans in the pool were covered by a lender paid private mortgage insurance policy for the excess of the LTV over 60%.

    The following are the material assumptions used to record gain on sale for the New Century Home Equity Loan Trust, Series 2001-NC1:

	2-Year ARM	3-Year ARM	Fixed	Combined Pool
% of Pool	78.20%	6.30%	15.50%	100.00%
Weighted Average Life (in years)	2.55	2.90	3.64	2.74
Static Pool Losses	2.68%	2.26%	2.60%	2.64%
Prepayment Penalty Coverage
1 year	4.20%	4.11%	0.90%	3.69%
2 years	74.70	2.51	2.66	58.99
3 years	6.61	61.52	6.65	10.07
4 years	0.05	14.90	0.89	1.11
5 years	0.76	1.43	53.97	9.06

Total	86.32%	84.48%	65.08%	82.91%

    A summary of gain on sale and cash flow from the New Century Home Equity Loan Trust, Series 2001-NC1 is presented below:

Gain on Sale Summary
Loans (thousands)	$380,242
NIM Bonds	4.08%
Residual	0.97
Less: Transaction and Other Costs	(1.30)
Less: O/C Accounts	(0.75)

Subtotal	3.00
Interest-Only Certificate	1.43
Servicing Rights	0.48

Net Gain on Sale Recorded	4.91%

Cash Flow From:
NIM Bonds	4.08%
Interest-Only Certificate	1.43
Servicing Rights	0.48
Less: Transaction and Other Costs	(1.30)
Less: O/C Accounts	(0.75)

Net Cash Flow At Closing	3.94%

Loan Servicing and Delinquencies

Servicing

    Loan servicing includes collecting and remitting loan payments, making required advances, accounting for principal and interest, holding escrow or impound funds for payment of taxes and insurance and, if applicable, contacting delinquent borrowers and supervising foreclosures and property dispositions in the event of unremedied defaults.

    As of June 30, 2001, our servicing portfolio consisted of 9,619 loans with an aggregate principal balance of approximately $1.3 billion, of which 4,290 loans with an aggregate principal balance of $586.1 million were held for sale and serviced on an interim basis, and 5,329 loans with an aggregate principal balance of $753.2 million were serviced on behalf of the whole loan purchasers thereof.

    In March 2001, we sold the servicing rights on approximately $4.8 billion of our servicing portfolio to Ocwen Federal Bank FSB for $19.7 million. The initial transfer of $242.1 million of our servicing portfolio to Ocwen was completed in June 2001, and the balance was transferred on August 1, 2001. As part of the transaction, we also agreed to sell Ocwen servicing rights with respect to up to $3 billion in mortgage loans between March 2001 and December 31, 2002 at a price to be determined based on the characteristics of those servicing rights. Pursuant to this agreement, as of June 30, 2001, we have sold servicing rights on an aggregate of $1.2 billion of mortgage loans to Ocwen. Concurrent with the completion of the transfer of our servicing portfolio to Ocwen, we reduced our staffing by approximately 140 employees.

    In August 2001, Ocwen Federal Bank FSB began sub-servicing all of our loans held for sale. Ocwen also services, on an interim basis, some loans we have sold. According to Ocwen's Form 10-K for the year ended December 31, 2000, Ocwen's servicing portfolio at December 31, 2000 was approximately $10.8 billion in loans.

    Ocwen is one of the country's highest-rated specialty servicers and has a strong capital position. Mortgage loan servicing operations are typically highly capital intensive, and cost efficiencies are gained through economies of scale. For securitized loans, the servicer is required to advance to the trust the scheduled principal and interest payments for delinquent borrowers and are reimbursed for those advances from future collections. We have been able to eliminate this working capital requirement as a result of our transaction with Ocwen and by utilizing Ocwen as a sub-servicer for all of our servicing needs. The elimination of servicing advance obligations and the closing of our servicing operations will allow us to re-deploy the capital required to support servicing operations to support the growth of loan originations.

Delinquencies and Foreclosures

    The loans we originate or purchase are secured by mortgages, deeds of trust, security deeds or deeds to secure debt, depending upon the prevailing practice in the state in which the property securing the loan is located. Depending on local law, foreclosure is effected by judicial action or non-judicial sale, and is subject to various notice and filing requirements. In general, the borrower, or any person having a junior encumbrance on the real estate, may cure a monetary default by paying the entire amount in arrears plus other designated costs and expenses incurred in enforcing the obligation during a statutorily prescribed reinstatement period. Generally, state law controls the amount of foreclosure expenses and costs, including attorney's fees, which may be recovered by a lender. After the reinstatement period has expired without the default having been cured, the borrower or junior lien-holder no longer has the right to reinstate the loan and may be required to pay the loan in full to prevent the scheduled foreclosure sale. Where a loan has not yet been sold or securitized, we will generally allow a borrower to reinstate the loan up to the date of foreclosure sale.

    Although foreclosure sales are typically public sales, third-party purchasers rarely bid in excess of the lender's lien because of the difficulty of determining the exact status of title to the property, the possible deterioration of the property during the foreclosure proceedings and a requirement that the purchaser pay for the property in cash or by cashier's check. Thus, the foreclosing lender often purchases the property from the trustee or referee for an amount equal to the sum of the principal amount outstanding under the loan, accrued and unpaid interest and the expenses of foreclosure. Depending on market conditions, the ultimate proceeds of the sale may not equal the lender's investment in the property.

Delinquency Reporting

    In February 1996, we began receiving applications for mortgage loans under our regular lending program. During 1996, we sold all of our loans on a whole loan, servicing-released basis. We began selling loans through securitizations in 1997. In connection with these securitizations, we established reporting systems to track historical delinquency, bankruptcy, foreclosure and default experience for the loans included in our securitizations as well as our total portfolio of loans. Current delinquency and loss information is not necessarily representative of future delinquencies and losses.

    The following table provides information for the loans securitized in 1997 through 2001 that are delinquent over 60 days (dollars in thousands) expressed as a percentage of the current balance of the mortgage loans as of June 30, 2001:

				Delinquency Rate
Risk Grade	Original Balance	Current Balance	Orig. LTV	1997	1998	1999	2000	2001	Combined Pools
Prime Alternative	$12,675	$12,126	79.8%	—%	—%	—%	2.55%	—%	0.55%
A+	2,827,774	1,358,389	78.2	4.77	8.33	6.33	5.95	—	5.89
A-	2,610,214	1,251,155	77.5	10.04	10.40	8.29	8.83	—	8.31
B	1,528,468	744,985	74.5	12.53	13.24	12.78	12.54	0.53	11.28
C	897,744	385,487	70.4	21.61	21.42	17.42	19.51	1.54	18.04
C-	402,502	140,509	63.8	22.95	21.78	30.21	28.49	—	25.40

Total	$8,279,477	$3,892,651	75.8%	10.61%	11.65%	10.01%	11.37%	0.20%	9.59%

    The above table indicates that, as anticipated, we are experiencing higher rates of delinquency on lower credit grade loans. In addition, we have repurchased loans from our first three 1997 and one of our 1998 securitizations. The agreements governing the securitizations permit these repurchases, but only to the extent the loans being repurchased are more than 90 days delinquent. We elected to make these repurchases in order to avoid disruption of cash flow from the 1997-NC1, NC2 and NC3 and 1998-NC5 trusts and to provide us with maximum flexibility in resolving problem loans.

    In order to provide additional flexibility in trying to maximize recovery on our delinquent loans and loans in foreclosure, our aggregation financing arrangements with Salomon and Morgan Stanley permit financing of a limited number of delinquent loans and loans in foreclosure at a reduced financing rate based on the value of the underlying property. In addition, Salomon permits financing of real property owned by us upon foreclosure on delinquent loans. This facility provides us with additional flexibility in disposing of those properties for the highest possible price.

Insurance Agency

    During 2000, we established an affiliated insurance agency, NC Insurance Services, in order to be able to offer certain insurance products to our customers. The revenues received by NC Insurance Services during the first six months of 2001 were $907,000. The vast majority of these revenues were from commissions earned by placing hazard and flood collateral protection insurance. NC Insurance Services is also beginning to offer Accidental Death and Dismemberment coverage to our customers and is evaluating a variety of other insurance products that might be of interest to those customers.

    Since the transfer of our servicing rights to Ocwen, we no longer have the ability to offer insurance products to the mortgagors on our securitized loans. However, we plan to continue to offer insurance products from time to time to the borrowers on our loans held for sale. We may also begin offering credit insurance products to borrowers at origination, although we do not intend to offer any single premium insurance products.

Interest Rate Risk Management Strategies

    We try to mitigate interest rate risks by utilizing a variety of strategies. For instance, we do not lock the interest rate that will be charged to our borrowers until the loan is funded. This allows us to reprice our pipeline of approved loans if significant increases in interest rates occur. We may use forward committed sales with a calculated price to protect us from price changes due to interest rate increases. If we do not have a forward loan sale commitment in place, we may elect to use various instruments, including swaps, options, futures contracts and other derivative instruments to mitigate this interest rate risk. In addition, in order to help mitigate the adverse effects resulting from interest rate increases on our adjustable-rate mortgage loans, we forecast future interest rates utilizing the LIBOR forward curve in the valuation of our residual assets. We may purchase an interest rate cap contract, with a notional balance that reduces in a corresponding amount as the estimated reduction in the mortgage loans underlying the residual interests, and with monthly interest rate strike prices that change at the same rate and direction as the LIBOR forward curve. In months where the actual LIBOR rate is greater than the strike rate on the interest rate cap contract, the counterparty to the interest rate cap contract is required to pay to us the difference in interest rates multiplied by the notional balance for the contract as set forth in agreement. The cash flow received is intended to correspond to the reduction in cash flow realized by the residual interests as a result of the interest rate increase.

Competition

    We continue to face intense competition in the business of originating, purchasing and selling mortgage loans. Our competitors include other consumer finance companies, mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and insurance finance companies. Most notably, in the past two or three years, some large, diversified financial corporations have purchased several of our competitors. Other large financial institutions have gradually expanded their "non-prime" or "sub-prime" lending capabilities. Many of these companies have greater access to capital at a cost lower than our cost of capital under our warehouse, aggregation and residual financing facilities. In addition, many of these competitors have considerably greater technical and marketing resources than we have.

    At the same time, the two large government-sponsored secondary market purchasers of loans, Fannie Mae and Freddie Mac, have begun purchasing some non-prime loans. This has the potential of increasing competition as lenders without prior non-prime origination expertise begin originating non-prime loans to Fannie Mae's and Freddie Mac's guidelines using their automated tools.

    Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. Additional competition may lower the rates we can charge borrowers, thereby potentially lowering gain on future loan sales and securitizations. Our results of operations, financial condition and business prospects could be materially adversely affected to the extent any of our competitors significantly expands its activities in our markets. Fluctuations in interest rates and general economic conditions may also affect our competitive position. During periods of rising rates, competitors that have locked in low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit our customers to refinance their loans.

    We believe that one of our key competitive strengths is our employees, with their strong commitment to customer service and their team-oriented approach. In addition to the strength of our work force, we believe that our competitive strengths include:

  •
  providing a high level of service to brokers and their customers;

  •
  offering competitive loan programs for borrowers whose needs are not met by conventional mortgage lenders;

  •
  our high-volume targeted direct mail marketing program; and

  •
  our performance-based compensation structure which allows us to attract, retain and motivate qualified personnel.

Regulation

    The mortgage lending industry is a highly regulated industry. Our business is subject to extensive and complex rules and regulations of, and examinations by, various state and federal government authorities. These regulations impose obligations and restrictions on our loan origination, loan purchase and servicing activities. In addition, these regulations may limit the interest rates, finance charges and other fees that we may assess, mandate extensive disclosure to our customers, prohibit discrimination and impose multiple qualification and licensing obligations on us. Failure to comply with these requirements may result in, among other things, loss of approved licensing status, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits, administrative enforcement actions and civil and criminal liability. Our management believes that we are in compliance with these rules and regulations in all material respects.

    Our loan origination and loan purchase activities are subject to the laws and regulations in each of the states in which those activities are conducted. For example, state usury laws limit the interest rates we can charge on our loans. As of June 30, 2001, we were licensed or exempt from licensing requirements by the relevant state banking or consumer credit agencies to originate first mortgages in all 50 states and the District of Columbia and second mortgages in 48 states and the District of Columbia. Our lending activities are also subject to various federal laws, including the Truth in Lending Act, or TILA, the Homeownership and Equity Protection Act of 1994, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act, and their implementing regulations.

    We are subject to certain disclosure requirements under TILA and Regulation Z promulgated under TILA. TILA is designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loan and credit transactions. TILA gives consumers, among other things, a three-business day right to rescind certain refinance loan transactions that we originate.

    The Homeownership and Equity Protection Act of 1994, or the High Cost Mortgage Act, amends TILA. The High Cost Mortgage Act generally applies to consumer credit transactions secured by the consumer's principal residence, other than residential mortgage transactions, reverse mortgage transactions or transactions under an open end credit plan, in which the loan has either (i) total points and fees upon origination in excess of the greater of eight percent of the loan amount or $465, or (ii) an annual percentage rate of more than ten percentage points higher than United States Treasury securities of comparable maturity. These loans are known as Covered Loans. The High Cost Mortgage Act imposes additional disclosure requirements on lenders originating Covered Loans. In addition, it prohibits lenders from, among other things, originating Covered Loans that are underwritten solely on the basis of the borrower's home equity without regard to the borrower's ability to repay the loan. The High Cost Mortgage Act also prohibits prepayment fee clauses in Covered Loans to borrowers with a debt-to-income ratio in excess of 50% or Covered Loans used to refinance existing loans originated by the same lender. In addition, the High Cost Mortgage Act restricts, among other things, certain balloon payments and negative amortization features. We commenced originating and purchasing Covered Loans during 1997 and stopped originating and purchasing them in the second quarter of 2000.

    We are also required to comply with the Equal Credit Opportunity Act of 1974, as amended, and Regulation B promulgated thereunder, the Fair Credit Reporting Act, as amended, the Real Estate Settlement Procedures Act of 1974, as amended, and Regulation X promulgated thereunder, and the Home Mortgage Disclosure Act of 1975, as amended. The Equal Credit Opportunity Act prohibits creditors from discriminating against applicants on the basis of race, color, sex, age, religion, national origin or marital status if all or part of the applicant's income is derived from a publicly assisted program or if the applicant has in good faith exercised any right under the Consumer Credit Protection Act. Regulation B restricts creditors from requesting certain types of information from loan applicants. The Fair Credit Reporting Act, as amended, requires lenders, among other things, to supply an applicant with certain information if the lender denied the applicant credit. The Real Estate Settlement Procedures Act mandates certain disclosures concerning settlement fees and charges and mortgage servicing transfer practices. It also prohibits the payment or receipt of kickbacks or referral fees in connection with the performance of settlement services. In addition, we are required to file an annual report with the Department of Housing and Urban Development pursuant to the Home Mortgage Disclosure Act, which requires the collection and reporting of statistical data concerning mortgage loan transactions.

    In the course of our business, we may acquire properties securing loans that are in default. There is a risk that hazardous or toxic waste could be found on such properties. If this occurs, we could be held responsible under applicable law for the cost of cleaning up or removing the hazardous waste. This cost could exceed the value of the underlying properties.

Regulatory Developments

    During 2000 and the first half of 2001, federal and state legislative and regulatory developments regarding consumer privacy and predatory lending could have a significant impact on our future business activities. The federal Gramm-Leach-Bliley financial reform legislation imposes additional privacy obligations on us with respect to our applicants and borrowers. We adopted a new privacy policy and adopted controls and procedures in order to comply with the law when it took effect on July 1, 2001. In addition, several states are considering even more stringent privacy legislation. If passed, a variety of inconsistent state privacy legislation could substantially increase our compliance costs.

    Several federal, state and local laws and regulations have been adopted or are under consideration that are intended to eliminate so-called "predatory" lending practices. Many of these laws and regulations impose broad restrictions on certain commonly accepted lending practices, including some of our practices. There can be no assurance that these proposed laws, rules and regulations, or other similar laws, rules or regulations, will not be adopted in the future. Adoption of these laws and regulations could have a material adverse impact on our business by substantially increasing the costs of compliance with a variety of inconsistent federal, state and local rules, or by restricting our ability to charge rates and fees adequate to compensate us for the risk associated with certain loans.

    In an effort to prevent the origination of loans containing unfair terms or involving predatory practices, we have employed extensive policies and procedures, including:

  •
  not offering loans with terms providing for balloon payments, negative amortization or reverse mortgages;

  •
  only approving loan applications that evidence a borrower's ability to repay the loan;

  •
  not selling single premium insurance products with our loans;

  •
  maintaining caps on the points and fees that can be charged to borrowers;

  •
  offering loans with and without prepayment penalties;

  •
  directing marketing efforts throughout the broader geographic areas in which our branches are located;

  •
  maintaining a rigorous appraisal review process;

  •
  surveying our customers in order to confirm satisfaction;

  •
  performing regular random and targeted audits to confirm adherence to fair lending laws and principles;

  •
  monitoring the conduct of our brokers and requiring them to agree to adhere to our Broker Code of Conduct;

  •
  resolving customer complaints promptly and fairly; and

  •
  training our employees to adhere to fair lending principles.

    We plan to continue to review, revise and improve our practices in order to enhance our fair lending efforts and support the goal of eliminating predatory lending practices.

Employees

    At June 30, 2001, we employed 1,378 full-time employees and 27 part-time employees. None of our employees is subject to a collective bargaining agreement. We believe that our relations with our employees are satisfactory.

Properties

    Our executive, administrative offices and some of our lending offices are located in Irvine, California and consist of approximately 222,000 square feet. The three leases covering these executive, administrative and lending offices expire in June 2002, December 2002 and October 2005, respectively, and the combined monthly rent is $424,000. We lease space for our regional operating centers in Schaumburg, Illinois, Rancho Bernardo and San Ramon, California, Tampa, Florida and Englewood, Colorado. As of June 30, 2001, these facilities had a monthly aggregate base rental of approximately $75,200. We also lease space for our sales offices, which range in size from 140 to 2,928 square feet with lease terms typically ranging from one to five years. As of June 30, 2001, annual base rents for the sales offices ranged from approximately $5,600 to $79,500. In general, the terms of these leases vary as to duration and rent escalation provisions, expire between August 2001 and January 2005 and provide for rent escalations dependent upon either increases in the lessors' operating expenses or fluctuations in the consumer price index in the relevant geographical area.

    We seek to sublease space that we no longer use as a result of branch closings, moves or the reduction or elimination of certain operations, including the 66,000 square foot facility that housed the mortgage servicing operations. If we are successful in subleasing this space, we will save approximately $1.0 million per year in rent expense.

Legal Proceedings

    FTC Inquiry.  In August 2000, we were informed by the Federal Trade Commission that it was conducting an inquiry to determine whether we had violated the Fair Credit Reporting Act, Federal Trade Commission Act or other statutes administered by the Commission. The Commission subsequently focused its inquiry on whether the pre-approved credit solicitations our retail units generated comply with applicable law. We are cooperating with the inquiry and the Commission is reviewing data and information we have provided to it.

    Matthews, et al.  In October 2000, Hazel Jean Matthews, Ruth D. Morgan and Marie I. Summerall filed an amended class action suit against New Century Mortgage Corporation, Central Mortgage, Equibanc Mortgage Corporation, Century 21 Home Improvements, and Incredible Exteriors, on behalf of themselves and other consumers located in the State of Ohio whose credit transaction was brokered by Equibanc and Central Mortgage. We were not named in the original complaint. The suit was filed in the Ohio state court and later removed by New Century Mortgage to the U.S. District Court for the Southern District of Ohio. The complaint alleges breaches of the Federal Fair Housing Act, Equal Credit Opportunity Act, Truth in Lending Act, gender discrimination, fraud, unconscionability, civil conspiracy, RICO, as well as other claims against the other defendants. The plaintiffs are seeking injunctive relief, compensatory and punitive damages, attorneys' fees and costs. We filed a motion to dismiss this complaint in December 2000. Plaintiffs filed their Second Amended Complaint in May 2001. We filed a second motion to dismiss all claims in late August 2001. Plaintiffs filed a motion to strike the class allegations on October 2, 2001. Rulings on both motions are pending.

    Fairbanks.  In May 2001, Fairbanks Capital initiated arbitration against New Century Mortgage Corporation for breach of contract, breach of implied covenant of good faith, fraud and negligent misrepresentation stemming from our decision to sell our servicing rights to Ocwen Federal Bank FSB instead of closing a sub-servicing arrangement that we had negotiated with Fairbanks and was scheduled to close. Fairbanks is seeking damages of approximately $3.9 million. We paid Fairbanks the $750,000 break-up fee that our agreement with Fairbanks specified, and believe we owe no more. The arbitration was conducted in September, post-hearing briefs were filed and we are awaiting a ruling on the arbitration.

    Grimes.  In June 2001, we were served with a class action complaint filed by Richard L. Grimes and Rosa L. Grimes against New Century Mortgage Corporation. The action was filed in the U.S. District Court for the Northern District of California, and seeks rescission, restitution and damages on behalf of the two plaintiffs, others similarly situated and on behalf of the general public. The complaint alleges a violation of the Federal Truth in Lending Act and Business & Professions Code § 17200. Specifically, the complaint alleges that we gave the borrowers the required three-day notice of their right to rescind before the loan transaction had technically been consummated. We filed our answer in July 2001. We believe the allegations lack merit, and intend to defend ourselves vigorously.

    Perry.  In July 2001, Charles Perry Jr. filed a class action complaint against New Century Mortgage Corporation and Noreast Mortgage Company, Inc. in the U.S. District Court for the District of Massachusetts. The complaint alleges that certain payments we make to mortgage brokers, sometimes referred to as yield spread premiums, violate the federal Real Estate Settlement Procedures Act. The complaint also alleges that New Century Mortgage Corporation induced mortgage brokers to breach their fiduciary duties to borrowers. We have retained legal representation and are evaluating the complaint. We filed our answer on September 14, 2001. We believe the allegations lack merit, and intend to defend ourselves vigorously.

    Lopez.  In August 2001, Miguel and Josephina Lopez filed a class action complaint against New Century Mortgage Corporation and Robert Hardman dba Primera Mortgage in Illinois state court. The complaint alleged that certain payments we make to mortgage brokers, sometimes referred to as yield spread premiums, violate the federal Real Estate Settlement Procedures Act. The complaint also alleged that New Century Mortgage Corporation induced mortgage brokers to breach their fiduciary duties to borrowers. Plaintiff filed a motion to dismiss the class action allegations and to dismiss its case. This motion was granted in late September and the case has been dismissed.

    Smith.  In August 2001, a former employee named Dean Smith filed a class action complaint against New Century Financial Corporation and New Century Mortgage Corporation for alleged unpaid overtime, penalties and damages on behalf of himself and other loan officers. We have not yet been served with the complaint. We filed an answer on September 28, 2001 and we intend to defend the action vigorously.

    We are also a party to various legal proceedings arising out of the ordinary course of our business. Management believes that any liability with respect to these legal actions, individually or in the aggregate, will not have a material adverse effect on our business, results of operations or financial position.

MANAGEMENT

Executive Officers, Directors and Key Employees

    The following table sets forth information about our executive officers, directors and key employees:

Name	Age	Position
Executive Officers and Directors:
Robert K. Cole	54	Chairman of the Board, Chief Executive Officer and Director of the Company; Director, New Century Mortgage
Brad A. Morrice	45	Vice Chairman, President, Chief Operating Officer and Director of the Company; Chairman and Chief Executive Officer, New Century Mortgage; Chairman and Chief Executive Officer, NC Capital
Edward F. Gotschall	46	Vice Chairman, Chief Financial Officer and Director of the Company; Chief Financial Officer and Treasurer of New Century Mortgage
Frederic J. Forster	57	Director
Richard A. Zona	56	Director
Michael M. Sachs	60	Director
Terrence P. Sandvik	62	Director
Key Employees:
Patrick J. Flanagan	37	Executive Vice President of the Company; Executive Vice President, Chief Operating Officer and Director, New Century Mortgage; and President, NC Capital
Shabi S. Asghar	39	President, Wholesale Division and Director of New Century Mortgage
Patrick H. Rank	56	President, Retail Operations, Director of New Century Mortgage
George Anderson	62	President, Retail Branch Division and Director of New Century Mortgage
Kirk Redding	42	President, Central Retail Division and Director of New Century Mortgage
Larry Moretti	44	Senior Vice President and Chief Information Officer of the Company; Senior Vice President, Chief Information Officer, Chief Administrative Officer and Director of New Century Mortgage
William McKay	51	Senior Vice President and Chief Credit Officer of the Company

    Robert K. Cole, one of our co-founders, has been our Chairman of the Board and Chief Executive Officer since December 1995 and one of our directors since November 1995. Mr. Cole also serves as a director on the Board of Directors of New Century Mortgage. From February 1994 to March 1995, he was the President and Chief Operating Officer-Finance of Plaza Home Mortgage Corporation, a publicly-traded savings and loan holding company specializing in the origination and servicing of residential mortgage loans. In addition, Mr. Cole served as a director of Option One Mortgage Corporation, a subsidiary of Plaza Home Mortgage specializing in the origination, sale and servicing of non-prime mortgage loans. From June 1990 to January 1994, Mr. Cole was the President of Triple Five, an international real estate development company. Previously, Mr. Cole was the President of operating subsidiaries of NBD Bancorp and Public Storage. Mr. Cole received a Masters of Business Administration degree from Wayne State University.

    Brad A. Morrice, one of our co-founders, has been our Vice Chairman since December 1996, our President, and one of our directors since November 1995 and our Chief Operating Officer since January 2001. Mr. Morrice also served as our General Counsel from December 1995 to December 1997 and our Secretary from December 1995 to May 1999. In addition, Mr. Morrice serves as Chairman and Chief Executive Officer of New Century Mortgage and NC Capital. From February 1994 to

March 1995, he was the President and Chief Operating Officer-Administration of Plaza Home Mortgage, after serving as its Executive Vice President, Chief Administrative Officer since February 1993. In addition, Mr. Morrice served as General Counsel and a director of Option One. From August 1990 to January 1993, Mr. Morrice was a partner in the law firm of King, Purtich & Morrice, where he specialized in the legal representation of mortgage banking companies. Mr. Morrice previously practiced law at the firms of Fried, King, Holmes & August and Manatt, Phelps & Phillips. He received his law degree from the University of California, Berkeley (Boalt Hall) and a Masters of Business Administration degree from Stanford University.

    Edward F. Gotschall, one of our co-founders, has been our Vice Chairman since December 1996, our Chief Financial Officer since August 1998, our Chief Operating Officer Finance/Administration from December 1995 to August 1998 and one of our directors since November 1995. Mr. Gotschall also serves as Chief Financial Officer and a director of New Century Mortgage. From April 1994 to July 1995, he was the Executive Vice President/Chief Financial Officer of Plaza Home Mortgage and a director of Option One. In December 1992, Mr. Gotschall was one of the co-founders and principal architect of the initial business plan for Option One and served as its Executive Vice President/Chief Financial Officer until April 1994. From January 1991 to July 1992, he was the Executive Vice President and Chief Financial Officer of The Mortgage Network, a retail mortgage banking company. Mr. Gotschall received his Bachelors of Science Degree in Business Administration from Arizona State University and received his CPA designation during his employment term with Touche Ross (now Deloitte & Touche) in Phoenix, Arizona.

    Fredric J. Forster has been a director on our board of directors since 1997. From March 1999 to May 2001, Mr. Forster was a director and consultant to LoanTrader. He has been a private investor and business consultant since January 1998. From November 1996 to December 1998, Mr. Forster was a principal of Financial Institutional Partners Mortgage Company, LP. From March 1993 to April 1996, Mr. Forster was the President and Chief Operating Officer of H.F. Ahmanson and Company and its subsidiary, Home Savings of America. From 1979 to 1993, Mr. Forster was President of ITT Federal Bank, formerly Newport Balboa Savings and Loan Association.

    Richard A. Zona has been a director on our board of directors since 2000. He has been the Chairman and Chief Executive Officer of Zona Financial since 2000. From 1996 to 2000, Mr. Zona was the Vice Chairman of U.S. Bancorp. From 1989 to 1996, Mr. Zona was the Chief Financial Officer of U.S. Bancorp. He also serves on the Boards of Directors of ING Direct Bank, FSB, Polaris Industries, Inc., IPI, Inc. and Centre Pacific Partners.

    Michael M. Sachs has been a director on our board of directors since 1995. Mr. Sachs has been the Chairman of the Board and Chief Executive Officer of Westrec Financial, Inc., which operates marinas and related businesses, since 1990. Mr. Sachs has been the Chairman of the Board and Chief Executive Officer of Pinpoint Systems, Inc., which manufactures marine electronic equipment, since 1995.

    Terrence P. Sandvik has been a director on our board of directors since September 2000. He was previously a director from February 1999 to April 2000. From 1990 to 1999, Mr. Sandvik was the President of U.S. Bancorp Business Technology Center at U.S. Bancorp, Inc.

    Patrick J. Flanagan has been our Executive Vice President since August 1998. He has been President of NC Capital Corporation since December 1998 and a director of New Century Mortgage since May 1997. Since January 1997, Mr. Flanagan has been Executive Vice President and Chief Operating Officer of New Century Mortgage. Mr. Flanagan initially joined New Century Mortgage in May 1996 as Regional Vice President of Midwest Wholesale and Retail Operations. From August 1994 to April 1996, Mr. Flanagan was a Regional Manager with Long Beach Mortgage. From July 1992 to July 1994, he was an Assistant Vice President for First Chicago Bank, from February 1989 to February 1991, he was Assistant Vice President for Banc One in Chicago and from February 1991 to

July 1992, he was a Business Development Manager for Transamerica Financial Services. Mr. Flanagan received his Bachelor of Arts degree from Monmouth College.

    Shabi S. Asghar has been President-Wholesale Lending Division of New Century Mortgage since August 1998. He previously served as Senior Vice President-Wholesale Lending from January 1996 to August 1998 and has been a director of New Century Mortgage since May 1997. Mr. Asghar initially joined New Century Mortgage as Vice President, Mortgage Banking Operations and served in this position from December 1995 to January 1996. From June 1995 to November 1995, Mr. Asghar was the Southern California District Manager for Ford Consumer Finance. From September 1992 to March 1995, he was an Area Sales Manager for Long Beach Mortgage and from June 1988 to September 1992, he was a Business Development Manager for Transamerica Financial Services. Mr. Asghar received his Bachelor of Science degree from California State University at Northridge.

    Patrick H. Rank has been President-Retail Operations and director of New Century Mortgage since August 2001. From 1998 to July 2001, Mr. Rank was the Chief Executive Officer and President of H&R Block Mortgage. From 1996 to 1998, Mr. Rank served as Chief Executive Officer and President of Provenir Financial Services. Mr. Rank was the Chief Executive Officer and President of Option One Mortgage from 1992 to 1996. Mr. Rank has 35 years of production and general management experience in the consumer finance, credit union and residential banking industries.

    George Anderson has been President-Retail Branch Division of New Century Mortgage since August 1998 and a director of New Century Mortgage since November 1999. From 1994 to July 1998, Mr. Anderson was the President and CEO of Advanta Finance Corporation. From 1990 to 1994, Mr. Anderson served as Executive Vice President for Transamerica Financial Services and from 1984 to 1990, Mr. Anderson served as President and CEO of Nova Financial Services where he was responsible for the full spectrum of start-up activities associated with building a multi-state consumer finance company. In 1990, Nova was acquired by Transamerica Financial Services. From 1959 to 1984, Mr. Anderson served in various capacities for Transamerica Financial Services, most recently as Area Vice President responsible for the mid-west and east coast operations of Transamerica. Mr. Anderson has over 37 years experience in the consumer finance and mortgage business.

    Kirk Redding has been President-Central Retail Division of New Century Mortgage since December 2000 when PWF Corporation, or Primewest, merged with New Century Mortgage Corporation. Mr. Redding also became a director of New Century Mortgage in January 2001. Mr. Redding was previously the Chief Executive Officer of Primewest, a subsidiary of New Century Financial Corporation since January 1998, when it was acquired by us as its correspondent subsidiary. Mr. Redding was the owner of Primewest since its inception in 1992. Prior to creating Primewest, Mr. Redding was a Senior Loan Officer with Mission Viejo National Bank from 1989 to 1992. He received his Bachelors of Science Degree in Business/Marketing from Long Beach State University of California.

    Larry Moretti has been our Senior Vice President and Chief Information Officer and Chief Information Officer of New Century Mortgage since May 1999. Mr. Moretti became Chief Administrative Officer and a director of New Century Mortgage in January 2001. Prior to joining New Century, Mr. Moretti was Senior Information Systems Account Manager for TRW Space and Electronics Group from 1997 to May 1999. From 1994 to 1999, Mr. Moretti also had his own consulting firm, Telenet Solutions, which provided technology services to the communications industry. Mr. Moretti was previously manager of Information Technology Support Systems for Transamerica Specialty Financial from 1975 to 1994. Mr. Moretti has over 25 years experience in the communications and technology industries.

    William McKay has been our Senior Vice President and Chief Credit Officer since January 2001. Mr. McKay began his career with New Century Mortgage in 1998, serving as the Vice President and Chief Credit Officer of our Retail Division. Prior to joining New Century, Mr. McKay was a Vice

President and Region Manager with Advanta Finance Corporation from 1997 to 1998. From 1971 to 1997, Mr. McKay was employed by Transamerica Financial Services, a consumer finance and mortgage lender, where he held a wide variety of positions, including Division Vice President for Underwriting Operations. Mr. McKay has 30 years of experience in the lending industry.

Board Composition

    Our amended and restated bylaws provide that the board of directors shall initially consist of nine members and thereafter, that the number of directors be fixed or altered exclusively by an affirmative vote of two-thirds of all of the directors. Currently, our board of directors consists of seven directors.

    Our board of directors is divided into three classes: Class I, Class II and Class III. At present, three directors are Class I directors, three directors are Class II directors and one director is a Class III director. Our Class I directors are Fredric J. Forster, Edward F. Gotschall and Richard A. Zona, our Class II directors are Brad A. Morrice, Michael M. Sachs and Terrence P. Sandvik, and our Class III director is Robert K. Cole. The current terms of the Class I, Class II and Class III directors expire in 2004, 2002 and 2003, respectively. Both Mr. Sandvik and Mr. Zona were originally designated by U.S. Bancorp to serve on our Board of Directors. Under our October 1998 Preferred Stock Purchase Agreement with U.S. Bancorp, U.S. Bancorp had the right to designate nominees to our board of directors approximately in proportion to its percentage ownership of our outstanding capital stock. Mr. Zona was appointed to our board of directors in June 2000. Mr. Sandvik resigned from our board of directors in April 2000 and was reappointed in September 2000. In March 2001, U.S. Bancorp terminated its right to designate directors. Mr. Sandvik and Mr. Zona remain on our Board of Directors, but no longer serve as U.S. Bancorp designees.

PRINCIPAL AND SELLING STOCKHOLDERS

    The following table contains information about the beneficial ownership of our common stock as of August 15, 2001 and immediately after the offering for:

  •
  each person who beneficially owns more than five percent of the common stock;
  •
  each of our directors;
  •
  each executive officer; and
  •
  all directors and executive officers as a group.

    Unless otherwise indicated, the address for each person or entity named below is c/o New Century Financial Corporation, 18400 Von Karman Avenue, Suite 1000, Irvine, California 92612.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The table assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, we have agreed to sell up to an aggregate of 450,000 additional shares of common stock. The percentage of beneficial ownership before the offering is based on 16,716,764 shares of common stock outstanding as of August 15, 2001.

	Number of Shares Beneficially Owned		Percentage of Shares Outstanding(2)
Name and Address of Beneficial Owner(1)	Before Offering	After Offering	Before Offering	After Offering	Number of Shares to be Sold in Offering
Five Percent or Greater Stockholders:
Brookhaven Capital Management Co. Ltd(3) 3000 Sand Hill Road #3-105 Menlo Park, California 94025	8,077,527	8,077,527	48.3%	41.6%	—
U.S. Bancorp(4) U.S. Bank Place 601 Second Avenue South Minneapolis, Minnesota 55402	4,689,400	4,689,400	22.5%	19.9%	—
Dimensional Fund Advisors(5)	1,095,700	1,095,700	6.6%	5.6%	—
Directors and Officers:
Robert K. Cole(6)	1,397,855	1,297,855	8.3%	6.6%	100,000
Brad A. Morrice(7)	1,257,878	1,157,878	7.5%	5.9%	100,000
Edward F. Gotschall(8)	1,355,401	1,255,401	8.0%	6.4%	100,000
Frederic J. Forster(9)	25,000	25,000	*	*	—
Michael M. Sachs(10)	567,382	567,382	3.4%	2.9%	—
Terrence P. Sandvik(11)	5,000	5,000	*	*	—
Richard A. Zona(12)	5,000	5,000	*	*	—
Executive officers and directors as a group
(7 persons)(13)	4,613,516	4,313,516	26.6%	21.5%	300,000

*
Less than one percent

(1)
Each of the directors and executive officers listed can be reached through the company at 18400 Von Karman Avenue, Suite 1000, Irvine, California 92612.

(2)
If a stockholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of August 15, 2001, we treat the common stock underlying those securities as owned by that stockholder, and as outstanding shares when we calculate that stockholder's percentage ownership of our common stock. However, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other stockholder.

(3)
The share information reflected is based on the Schedule 13F filed by Brookhaven Capital Management Co. Ltd. on February 16, 2001. Brookhaven and its affiliates, Watershed Partners, Watershed (Cayman) Ltd. and Vincent Carrino, have granted the company an irrevocable proxy to vote all shares controlled by these stockholders which exceed 34.9% of the total voting shares of the company.

(4)
Includes 2,724,800 shares of our common stock issuable upon the conversion of 20,000 shares of Series 1998A convertible preferred stock and 1,399,600 shares of common stock issuable upon the conversion of 20,000 shares of Series 1999A convertible preferred stock. The share information reflected is based on the Schedule 13D Amendment filed on January 23, 2001.

(5)
The share information reflected is based on the Schedule 13G filed by Dimensional Fund Advisors on February 2, 2001. In this filing, Dimensional, a registered investment advisor, disclaims beneficial ownership of all such shares.

(6)
Includes 210,305 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2001.

(7)
Includes 21,103 shares owned by the Samantha H. Morrice Trust, the sole beneficiary of which is Mr. Morrice's daughter and 5,000 shares of which will be sold in this offering. Also includes 130,098 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2001.

(8)
Includes 250,305 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2001.

(9)
Includes 25,000 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2001.

(10)
Includes 225,232 shares of common stock owned by Westrec PS Plan, of which Mr. Sachs is the trustee and sole beneficiary, and 3,500 shares owned by Mr. Sachs' wife. Also includes 15,000 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2001.

(11)
Consists of 5,000 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2001.

(12)
Consists of 5,000 shares of common stock issuable pursuant to options exercisable within 60 days of August 15, 2001.

(13)
Includes 640,708 shares of common stock issued pursuant to options exercisable within 60 days of August 15, 2001.

DESCRIPTION OF SECURITIES

    Our authorized capital stock consists of 45,000,000 shares of common stock and 7,500,000 shares of preferred stock. Upon the closing of this offering, based on shares outstanding as of August 15, 2001, we will have 19,416,764 shares of common stock outstanding and 40,000 shares of preferred stock outstanding.

Common Stock

    Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors.

    Holders of our common stock are entitled to receive such dividends as may be declared from time to time by our board of directors out of funds legally available therefor. We do not anticipate paying any cash dividends in the foreseeable future. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and after satisfaction of the liquidation preference of any outstanding preferred stock.

    Holders of our common stock have no conversion or redemption rights and are not subject to further assessments by us. Upon consummation of this offering, all of the then outstanding shares of common stock will be validly issued, fully paid and nonassessable.

Preferred Stock

    In November 1998, we issued 20,000 shares of Series 1998-A convertible preferred stock to U.S. Bancorp for $20.0 million. The holders of Series 1998-A preferred stock are entitled to convert each share of Series 1998-A preferred stock into 136.24 shares of common stock. The Series 1998-A preferred stock earns a dividend at a rate of 7.5% per annum, payable quarterly. In July 1999, we issued 20,000 shares of Series 1999-A convertible preferred stock to U.S. Bancorp for $20.0 million. The holders of Series 1999-A preferred stock are entitled to convert each share of Series 1999-A preferred stock into 69.98 shares of common stock. The Series 1999-A preferred stock earns a dividend at a rate of 7.0% per annum, payable quarterly. The holders of the Series 1998-A and 1999-A preferred stock vote with the holders of common stock on an as-converted basis. Upon liquidation, the holders of Series 1998-A and 1999-A preferred stock are entitled to receive, in preference to any payment on common stock, an amount equal to $1,000 per share and any accumulated unpaid dividends.

    In connection with its purchase of the Series 1998-A preferred stock, we granted U.S. Bancorp a preemptive right to purchase shares of our capital stock. No other holders of our stock have preemptive rights.

    In addition, our board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of the remaining authorized but unissued shares of our preferred stock with such dividend, redemption, conversion and exchange provisions as may be provided for the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to those of the common stock. The rights of holders of common stock will be subject to and may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, our outstanding voting stock, and make removal of our present board of directors more difficult. We have no present plans to issue additional shares of preferred stock. See "Risk Factors."

Warrants

    As of June 30, 2001, we had outstanding warrants to purchase 50,000 shares of our common stock at an exercise price of $11.00 per share. The warrants are exercisable through May 30, 2002.

Registration Rights

    Pursuant to a Registration Rights Agreement between us and certain of our original stockholders and an Amended and Restated Registration Rights Agreement between us, U.S. Bank and U.S. Bancorp, if at any time after a public offering of our shares of common stock we propose to register our common stock under the Securities Act for our own account or the account of any of our stockholders or both, the stockholders party to these agreements are entitled to notice of the registration and to include registrable shares in that offering, provided that the underwriters of that offering do not limit the number of shares included in the registration. In addition, stockholders that have registration rights under the Registration Rights Agreement described above can demand registration of their shares three times, while U.S. Bancorp, under the Amended and Restated Registration Rights Agreement, can demand registration of its shares two times. These demand registration rights are subject to postponement by us under certain circumstances. The stockholders with these registration rights hold an aggregate of 5,789,124 shares. We are required to bear substantially all costs incurred in these registrations, other than underwriting discounts and commissions. The registration rights described above could result in substantial future expenses for us and adversely affect any future equity or debt offerings.

    All holders of registration rights, other than Robert Cole, Brad Morrice, and Ed Gotschall, have waived their right to register shares in connection with this offering. Messrs. Cole, Morrice and Gotschall have each elected to register 100,000 shares of common stock in this offering.

    In connection with our private placement of 1,442,308 shares of common stock in July 2001, we registered the shares for resale, effective as of August 20, 2001, and agreed to maintain the effectiveness of the registration for up to two years, subject to customary exceptions.

Certain Provisions of Delaware Law

    As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 would prevent an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with us for three years following the date the person became an interested stockholder unless (i) before the person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding voting stock at the time the transaction commenced (excluding shares owned by persons who are both officers and directors and shares held by certain employee stock ownership plans) or (iii) following the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by the affirmative vote of holders of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

Limitation of Liability and Indemnification Agreements

    Our amended and restated certificate of incorporation provides that our directors will not be liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director except to the extent provided by applicable law. Under the Delaware General Corporation Law, a director's liability may not be limited:

  •
  for any breach of the director's duty of loyalty to us or to our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
  •
  in respect of certain unlawful dividend payments or stock redemptions or repurchases; and
  •
  for any transaction from which the director derived an improper personal benefit.

    The effect of the provisions of our amended and restated certificate of incorporation is to eliminate our rights and the rights of our stockholders (through stockholders' derivative suits on behalf of us) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except as provided above. These provisions do not limit or eliminate our rights or the right of any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care.

    Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain limitations for settlements that are not approved by us, for losses covered by an insurance policy, for judgments for an accounting of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934 and similar laws, and where prohibited by applicable law.

    We have entered into agreements with each of our directors and officers pursuant to which we indemnify each of our directors or officers, to the maximum extent permitted by applicable law, from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement that are incurred by the director or officer in his capacity as a director, officer, employee and/or agent of the company or of any other corporation of which he is serving as a director or officer at our request. In addition, our directors and officers are entitled to an advancement of expenses to the maximum extent authorized or permitted by law.

Certificate of Incorporation and Bylaw Provisions

    Our amended and restated certificate of incorporation and our amended and restated bylaws include various provisions that could delay, defer or prevent a takeover attempt that may be in the best interest of our stockholders. These provisions include:

  •
  the ability of our board of directors to issue up to an additional 7,460,000 shares of our preferred stock without any further stockholder approval (after giving effect to the 40,000 shares of preferred stock outstanding as of August 15, 2001);
  •
  a classified board of directors;
  •
  a requirement that our stockholders give advance notice with respect to certain proposals they may wish to present for a stockholder vote;
  •
  a requirement that stockholders act only at annual or special meetings; and
  •
  a requirement that two-thirds of all directors approve a change in the number of directors on our board of directors.

    Issuance of our preferred stock could also discourage bids for the common stock at a premium as well as create a depressive effect on the market price of the common stock.

The Nasdaq Stock Market's National Market

    Our common stock is listed on the Nasdaq National Market under the trading symbol "NCEN".

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is U.S. Stock Transfer.

UNDERWRITING

    The underwriters named below are acting through their representatives, Friedman, Billings, Ramsey & Co., Inc. ("FBR"), Jefferies & Company, Inc. and Advest, Inc. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Underwriter	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.
Jefferies & Company, Inc.
Advest, Inc.

Total	3,000,000

    We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 450,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares covered by the option.

    The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 450,000 additional shares of our common stock to cover over-allotments.

	No Exercise	Full Exercise
Per Share	$	$

Total

    Each of our executive officers and directors has agreed with FBR, for a period of 90 days after the date of this prospectus, subject to certain exceptions, not to sell any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned by them, without the prior written consent of the representatives. However, FBR may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

    The underwriters propose to offer our common stock directly to the public at $            per share and to certain dealers at this price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $            per share to certain dealers.

    We expect to incur expenses of approximately $550,000 in connection with this offering.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

    In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. If the underwriters create a short position in our common stock in connection with this offering by selling more than 3,000,000 shares of common stock, the underwriters may reduce that short position by purchasing our common stock in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

    In July 2001, FBR served as placement agent of approximately $15 million of our common stock, and was entitled to receive a fee or discount of approximately 6% of the gross proceeds of the private placement. The representatives or their affiliates may provide us with investment banking, financial advisory or commercial banking services in the future, for which they may receive customary compensation.

    The underwriters have informed us that they do not intend to confirm sales of the common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

EXPERTS

    The consolidated financial statements of New Century Financial Corporation and its subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

    The validity of the shares of common stock offered in this prospectus will be passed upon for us by O'Melveny & Myers LLP, Newport Beach, California. Morrison & Foerster LLP, Los Angeles, California, will pass upon certain legal matters in connection with this offering for the underwriters.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the materials we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our Commission filings are also available to the public from the Commission's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. You may also read and copy this information at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    We maintain a site on the World Wide Web at www.ncen.com. The information contained in our website, in our www.anyloan.com website or in any website linked by our websites, is not a part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

    We have filed a registration statement, of which this prospectus is a part, covering the offered securities. As allowed by the Commission rules, this prospectus does not include all of the information contained in the registration statement and the included exhibits, financial statements and schedules. We refer you to the registration statement, the included exhibits, financial statements and schedules for further information. This prospectus is qualified in its entirety by such other information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission under the Securities Exchange Act of 1934 (the "Exchange Act"). The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed our annual report on Form 10-K for the year ended December 31, 2000, our quarterly reports on Form 10-Q for the three months ended March 31, 2001 and June 30, 2001 with the Commission, and an amendment on Form 10-Q/A to our quarterly report on Form 10-Q for the three months ended June 30, 2001, and those documents are incorporated herein by reference.

    Any documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document that is also incorporated by reference modifies or supersedes that statement.

    You may obtain copies of all documents that are incorporated in this prospectus by reference (other than the exhibits to those documents that are specifically incorporated by reference herein) without charge by writing or calling Mr. Stergios Theologides, at New Century Financial Corporation, 18400 Von Karman Avenue, Suite 1000, Irvine, California 92612, telephone number (949) 440-7030.

NEW CENTURY FINANCIAL CORPORATION

F–1

New Century Financial Corporation and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands, except share data)
(Unaudited)

	December 31, 2000	June 30, 2001
ASSETS:
Cash and cash equivalents	$10,283	$9,073
Loans receivable held for sale, net (notes 2 and 5)	400,089	588,305
Residual interests in securitizations (note 3)	361,646	324,551
Mortgage servicing assets (note 4)	22,945	3,622
Accrued interest receivable	1,588	3,385
Office property and equipment	3,171	3,268
Prepaid expenses and other assets	37,439	28,722

TOTAL ASSETS	$837,161	$960,926

LIABILITIES AND STOCKHOLDERS' EQUITY:
Warehouse and aggregation lines of credit (note 5)	$404,446	$579,164
Residual financing	176,806	119,641
Subordinated debt	40,000	40,000
Notes payable	24,340	1,126
Income taxes payable	7,498	10,154
Accounts payable and accrued liabilities	24,040	45,884
Deferred income taxes	7,882	7,882

Total liabilities	685,012	803,851
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value. Authorized 7,500,000 shares; 40,000 shares issued and outstanding; liquidation preference $40,000	—	—
Common stock, $.01 par value. Authorized 45,000,000 shares; issued and outstanding 14,852,931 shares at December 31, 2000 and 15,175,009 shares at June 30, 2001	149	152
Additional paid-in capital	90,579	90,222
Retained earnings, restricted	61,426	68,018

	152,154	158,392
Deferred compensation costs	(5)	(1,317)

Total stockholders' equity	152,149	157,075

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$837,161	$960,926

See accompanying notes to unaudited condensed consolidated financial statements.

F–2

New Century Financial Corporation and Subsidiaries
Condensed Consolidated Statements of Operations
(Dollars in thousands, except per share amounts)
(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2000	2001	2000	2001
REVENUES:
Gain (loss) on sale of loans	$21,205	$58,679	$(1,605)	$38,129
Interest income	36,212	22,975	17,771	13,717
Servicing income	15,555	9,504	7,746	2,998
Residual interest income	22,805	20,684	11,481	9,530
Other income	540	907	540	420

Total revenues	96,317	112,749	35,933	64,794

EXPENSES:
Personnel	28,315	37,008	15,071	18,908
Interest	35,478	29,062	17,391	12,967
General and administrative	24,160	24,800	12,672	11,635
Advertising and promotion	7,407	5,158	3,943	2,374
Professional services	2,900	2,557	1,516	1,551

Total expenses	98,260	98,585	50,593	47,435

EARNINGS (LOSS) BEFORE INCOME TAXES (BENEFIT)	(1,943)	14,164	(14,660)	17,359
INCOME TAXES (BENEFIT)	(613)	6,123	(6,057)	7,466

NET EARNINGS (LOSS)	$(1,330)	$8,041	$(8,603)	$9,893
Dividends paid on preferred stock	(1,450)	(1,450)	(725)	(725)

NET EARNINGS (LOSS) AVAILABLE TO COMMON STOCKHOLDERS	$(2,780)	$6,591	$(9,328)	$9,168

BASIC EARNINGS (LOSS) PER SHARE (note 6)	$(0.19)	$0.44	$(0.63)	$0.61

DILUTED EARNINGS (LOSS) PER SHARE (note 6)	$(0.19)	$0.41	$(0.63)	$0.51

See accompanying notes to unaudited condensed consolidated financial statements.

F–3

New Century Financial Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows
Six Months Ended June 30, 2000 and 2001
(In thousands)
(Unaudited)

	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$(1,330)	$8,041
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,849	3,326
NIR gains	(35,116)	(16,347)
Initial deposits to over-collateralization accounts	(21,944)	(2,853)
Deposits to over-collateralization accounts	(40,416)	(43,761)
Release of cash from over-collateralization accounts	31,500	33,433
Servicing gains	(3,138)	(4,938)
Amortization (accretion) of NIRs	15,562	18,522
Fair value adjustment of residual securities	21,197	—
Provision for losses	5,850	5,441
Loans originated or acquired for sale	(2,064,305)	(2,412,559)
Loan sales, net	1,964,916	2,219,658
Principal payments on loans receivable held for sale	21,694	6,642
Increase in warehouse and aggregation lines of credit	69,875	174,718
Net change in other assets and liabilities	(10,019)	20,977

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(40,825)	10,300

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of office property and equipment	(746)	(1,171)
Stock issued in connection with acquisition of Primewest	(43)	—
Proceeds from sale of residual interests in securitization	—	22,204
Proceeds from sale of mortgage servicing rights	—	22,754

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(789)	43,787
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (repayments of) residual financing	27,798	(31,268)
Proceeds from issuance of subordinated debt	15,000	—
Proceeds from (net repayments of) notes payable	(912)	(23,214)
Payment of dividends on convertible preferred stock	(1,450)	(1,450)
Net proceeds from issuance of stock/purchase of treasury stock	(222)	635

Net cash provided by (used in) financing activities	40,214	(55,297)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,400)	(1,210)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,496	10,283

CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,096	$9,073

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Interest paid	$35,570	$29,917
Income taxes paid	$4,212	$3,467
SUPPLEMENTAL NON-CASH FINANCING ACTIVITY:
Stock issued in connection with acquisition	$43	$125
Restricted stock issued	$—	$1,520
Cancellation of warrants	$—	$2,631
Net assets acquired through acquisition of subsidiary	$553	$—

See accompanying notes to unaudited condensed consolidated financial statements.

F–4

NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2000 and 2001

1. Basis of Presentation

    The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001.

    Recent accounting developments—In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Securities and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138 (collectively "SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (i) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (ii) a hedge of the exposure to variable cash flows of a forecasted transaction, or (iii) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency-denominated forecasted transaction.

    Under SFAS No. 133, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. This statement is effective for the Company on January 1, 2001.

    On January 1, 2001, the Company adopted SFAS No. 133. All outstanding derivatives at December 31, 2000 had already been recognized at fair value with the offset through earnings, consequently, the adoption of SFAS No. 133 did not result in any adjustment to the recorded value of the Company's derivative hedging instruments.

    In September 2000, FASB issued SFAS No. 140 to replace SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 provides the accounting and reporting guidance for transfers and servicing of financial assets and extinguishments of liabilities. Statement No. 140 is the authoritative accounting literature for: (i) securitization transactions involving financial assets; (ii) sales of financial assets; (iii) servicing assets and liabilities; (iv) securities lending transactions; (v) repurchase agreements; and (vi) extinguishment of liabilities. The accounting provisions are effective beginning after March 31, 2001. The reclassification and disclosure provisions are effective beginning after December 15, 2000. We adopted the provisions required by SFAS No. 140 and have included all appropriate and necessary disclosures required by SFAS No. 140 in our financial statements and footnotes. The adoption of this standard did not have a material impact on our consolidated balance sheet or results of operations.

F–5

    The Emerging Issues Task Force (EITF) consensus 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, provides guidance for interest income recognition and measurement of impairment for interests retained in a securitization. This consensus was required to be implemented by the Company on April 1, 2001. The consensus had no significant impact on the consolidated balance sheet or results of operations.

    In July, 2001, FASB issued SFAS No. 141, "Accounting for Business Combinations," SFAS No. 142, "Accounting for Goodwill and Intangible Assets." SFAS No. 141 eliminates the ability to utilize the pooling of interests method of accounting for business combination transactions initiated after June 30, 2001. The purchase method of accounting is now required. SFAS 142 eliminates the existing requirement to amortize goodwill through a periodic charge to earnings. For existing goodwill, the elimination of the amortization requirement is effective for the Company beginning January 1, 2002. As of that date, and at least annually thereafter, goodwill must be evaluated for impairment based on estimated fair value. As of June 30, 2001, the Company had goodwill of $3.6 million. Since the goodwill and related amortization has not been significant to the consolidated balance sheet and results of operations, the implementation of this standard is not expected to be material to the consolidated balance sheet or results of operations.

    Residual interests in securitizations—Residual interests in securitizations (Residuals) are recorded as a result of the sale of loans through securitizations and the sale of residual interests in securitizations through what are sometimes referred to as net interest margin securities (NIMS).

    The loan securitizations are generally structured as follows: First, the Company sells a portfolio of mortgage loans to a special purpose entity (SPE) which has been established for the limited purpose of buying and reselling mortgage loans. The SPE then transfers the same mortgage loans to a Real Estate Mortgage Investment Conduit or Owners Trust (the REMIC or Trust), and the Trust in turn issues interest-bearing asset-backed securities (the Certificates) generally in an amount equal to the aggregate principal balance of the mortgage loans. The Certificates are typically sold at face value and without recourse except that representations and warranties customary to the mortgage banking industry are provided by the Company to the Trust. One or more investors purchase these Certificates for cash. The Trust uses the cash proceeds to pay the Company the cash portion of the purchase price for the mortgage loans. The Trust also issues a certificate representing a residual interest in the payments on the securitized loans. In addition, the Company may provide a credit enhancement for the benefit of the investors in the form of additional collateral (over-collateralization account or OC Account) held by the Trust. The OC Account is required by the servicing agreement to be maintained at certain levels.

    At the closing of each securitization, the Company removes from its consolidated balance sheet the mortgage loans held for sale and adds to its consolidated balance sheet (i) the cash received, (ii) the estimated fair value of the interest in the mortgage loans retained from the securitizations (Residuals), which consist of (a) the OC Account and (b) the net interest receivable (NIR) and (iii) the estimated fair value of the servicing asset. The NIR represents the discounted estimated cash flows to be received by the Company in the future. The excess of the cash received and the assets retained by the Company over the carrying value of the loans sold, less transaction costs, equals the net gain on sale of mortgage loans recorded by the Company.

    The NIMS are generally structured as follows. First, the Company sells or contributes the Residuals to an SPE which has been established for the limited purpose of receiving and selling asset-backed residual interests in securitization certificates. Next, the SPE transfers the Residuals to an

F–6

owner trust (the Trust) and the Trust in turn issues interest-bearing asset-backed securities (the bonds and certificates). The Company sells these Residuals without recourse except that normal representations and warranties are provided by the Company to the Trust. One or more investors purchase the bonds and certificates and the proceeds from the sale of the bonds and certificates, along with a residual interest certificate that is subordinate to the bonds and certificates, represent the consideration to the Company for the sale of the Residuals.

    At the closing of each NIMS, the Company removes from its consolidated balance sheet the carrying value of the Residuals sold and adds to its consolidated balance sheet (i) the cash received, and (ii) the estimated fair value of the portion of the Residuals retained, which consists of the net interest receivable (NIR) and the OC account. The excess of the cash received and assets retained over the carrying value of the Residuals sold, less transaction costs, equals the net gain or loss on the sale of Residuals recorded by the Company.

    The Company allocates its basis in the mortgage loans and residual interests between the portion of the mortgage loans and residual interests sold through the Certificates and the portion retained (the Residuals and servicing assets) based on the relative fair values of those portions on the date of sale. The Company may recognize gains or losses attributable to the changes in the fair value of the Residuals, which are recorded at estimated fair value and accounted for as "held-for-trading" securities. The Company is not aware of an active market for the purchase or sale of Residuals and, accordingly, the Company determines the estimated fair value of the Residuals by discounting the expected cash flows released from the OC Account (the cash out method) using a discount rate commensurate with the risks involved. The Company utilizes an effective discount rate of 13% on the estimated cash flows released from the OC Account to value the Residuals through securitization and a range of 15% to 20% on the estimated cash flows released from the Trust to value Residuals through NIMS transactions.

    In securitization transactions, generally the Company has the right to collect periodic servicing fees for the servicing and collection of the mortgage loans as master servicer of the securitized loans. In addition, the Company is entitled to the cash flows from the Residuals that represent collections on the mortgage loans in excess of the amounts required to pay the Certificate principal and interest, the servicing fees and certain other fees such as trustee and custodial fees. At the end of each collection period, the aggregate cash collections from the mortgage loans are allocated first to the base servicing fees and certain other fees such as trustee and custodial fees for the period, then to the Certificateholders for interest at the pass-through rate on the Certificates plus principal as defined in the servicing agreements. If the amount of cash required for the above allocations exceeds the amount collected during the collection period, the shortfall is drawn from the OC Account. If the cash collected during the period exceeds the amount necessary for the above allocations, and there is no shortfall in the related OC Account, the excess is released to the Company. If the OC Account balance is not at the required credit enhancement level, the excess cash collected is retained in the OC Account until the specified level is achieved. The cash and collateral in the OC Account is restricted from use by the Company. Pursuant to certain servicing agreements, cash held in the OC Accounts may be used to make accelerated principal paydowns on the Certificates to create additional excess collateral in the OC Account which is held by the Trusts on behalf of the Company as the Residual holder. The specified credit enhancement levels are defined in the servicing agreements as the OC Account balance expressed generally as a percentage of the current collateral principal balance.

F–7

    For NIMS transactions, the Company will receive cash flows once the holders of the senior bonds and certificates created in the NIMS transaction are fully repaid.

    The Annual Percentage Rate (APR) on the mortgage loans is relatively high in comparison to the pass-through rate on the Certificates. Accordingly, the Residuals described above are a significant asset of the Company. In determining the value of the Residuals, the Company must estimate the future rates of prepayments, prepayment penalties to be received by the Company, delinquencies, defaults and default loss severity as they affect the amount and timing of the estimated cash flows. As of June 30, 2001, the ranges of significant assumptions used to determine the present value of estimated future cash flows from the Residuals were:

	Adjustable-Rate	Fixed-Rate
Cumulative pool losses	2.06% to 3.50%	2.75% to 4.06%
Weighted average life	2.09 to 3.43 years	4.33 to 4.41 years

    Cumulative pool losses represent the total actual plus expected losses, divided by the original pool balance. The variations between the low and the high end of the range for losses and weighted average lives are the result of different assumptions used for each security. These assumptions are affected by such factors as the age of the security, the product mix in the collateral pool, the existence of mortgage insurance coverage, prepayment penalty coverage, and various other factors. These estimates are based on historical loss data for comparable loans and the specific characteristics of the loans originated by the Company. The Company estimates prepayments by evaluating historical prepayment performance of comparable mortgage loans and the impact of trends in the industry. The Company has used a prepayment curve to estimate the prepayment characteristics of the mortgage loans. The rate of increase, duration, severity and decrease of the curve depends on the age and nature of the mortgage loans, primarily whether the mortgage loans are fixed or adjustable and the interest rate adjustment characteristics of the mortgage loans (6 month, 1 year, 2 year, 3 year or 5 year adjustment periods).

    Historically, the Company performs an evaluation of its Residuals quarterly, which takes into consideration trends in actual cash flow performance, industry and economic developments, as well as other relevant factors. Although recent experience resulted in an increase in prepayment and loss assumptions as of June 30, 2001, the current interest rate environment resulted in an increase in value such that the carrying value of the Residuals is at the fair market value at June 30, 2001. For the quarter ended June 30, 2000, the Company recorded a market value adjustment of $21.2 million to reduce the carrying value of the Residuals, and charged off the $5.0 million general valuation allowance. The combined $26.2 million reduction in the carrying value of the Residuals resulted from an increase of 1% in the discount rate used to calculate the present value of estimated future cash flows, as well as increases in the prepayment and loss assumptions.

    The Bond and Certificate holders and their securitization trusts have no recourse to the Company for failure of mortgage loan borrowers to pay when due. The Company's Residuals are subordinate to the Bonds and Certificates until the Bond and Certificate holders are fully paid.

F–8

2. Loans Receivable Held for Sale, Net

    A summary of loans receivable held for sale, at the lower of cost or market at December 31, 2000 and June 30, 2001 follows (dollars in thousands):

	December 31, 2000	June 30, 2001
Mortgage loans receivable	$401,139	$588,895
Net deferred origination fees	(1,050)	(590)

	$400,089	$588,305

3. Residual Interests in Securitizations

    Residual interests in securitizations consist of the following components at December 31, 2000 and June 30, 2001 (dollars in thousands):

	December 31, 2000	June 30, 2001
Over-collateralization account	$242,636	$204,556
Net interest receivable (NIR)	119,010	119,995

	$361,646	$324,551

    The following table summarizes activity in the NIR amounts for the six months ended June 30, 2000 and 2001 (dollars in thousands):

	2000	2001
Balance, beginning of period	$185,144	$119,010
NIR gains	35,116	16,347
Sales of NIR through NIM's/call transactions	—	3,160
Charge-offs of NIR	(5,000)	—
Fair value adjustment	(21,197)	—
NIR accretion (amortization)	(15,562)	(18,522)

Balance, end of period	$178,501	$119,995

    The call transactions represent (i) the effect of the January 2001 exercise of the call option for the Company's 1998-NC5 securitization transaction; and (ii) the effect of the June 2001 clean-up call on the Company's first three securitization transactions, NC97-1, NC97-2 and NC97-3.

F–9

    The following table summarizes activity in the OC accounts for the six months ended June 30, 2000 and 2001 (dollars in thousands):

	2000	2001
Balance, beginning of period	$184,545	$242,636
Initial deposits to OC accounts	21,944	2,853
Call transactions	—	(51,261)
Additional deposits to OC accounts	40,416	43,761
Release of cash from OC accounts	(31,500)	(33,433)

Balance, end of period	$215,405	$204,556

    The following table summarizes activity in the allowance for NIR losses for the six months ended June 30, 2000 and 2001 (dollars in thousands):

	2000	2001
Balance, beginning of period	$5,000	$—
Charge-offs of NIR	(5,000)	—

Balance, end of period	$—	$—

4. Mortgage Servicing Assets

    Mortgage servicing assets represent the carrying value of the Company's servicing portfolio. The following table summarizes activity in mortgage servicing assets for the six months ended June 30, 2000 and 2001 (dollars in thousands):

	2000	2001
Balance, beginning of period	$22,145	$22,945
Additions	3,138	4,938
Sales of servicing rights	—	(22,754)
Amortization	(2,912)	(1,507)

Balance, end of period	$22,371	$3,622

    The table below summarizes activity in the Company's mortgage loan servicing portfolio for the six months ended June 30, 2000 and 2001 (dollars in millions):

	2000	2001
Balance, beginning of period	$5,950	$6,080
Loans funded	2,066	2,410
Bulk sale of servicing rights	—	(5,969)
Payoffs/servicing-released sales	(2,044)	(1,182)

Balance, end of period	$5,972	$1,339

F–10

    During the six months ended June 30, 2001, the Company sold servicing rights in four separate transactions. The first transaction was the sale of servicing rights to $4.8 billion in loans, for which the Company will perform subservicing until third quarter of 2001. The second transaction was the sale of servicing rights to $520 million in loans, for which the servicing transferred to the purchaser prior to the end of the first quarter of 2001. The third transaction was the sale of servicing rights to $380 million in loans securitized during the second quarter, and the fourth transaction was the sale of servicing rights to $317 million in loans sold through whole loan sales early in the second quarter.

5. Warehouse and Aggregation Lines of Credit

    Warehouse and aggregation lines of credit consist of the following at December 31, 2000 and June 30, 2001 (dollars in thousands):

	December 31, 2000	June 30, 2001
A $300 million line of credit expiring in May 2002 secured by loans receivable held for sale, bearing interest based on one month LIBOR (3.86% at June 30, 2001)	$201,705	$275,045
A $500 million master repurchase agreement bearing interest based on one month LIBOR (3.86% at June 30, 2001), secured by loans receivable held for sale. The agreement may be terminated by the lender after giving 28 days written notice and expires in December 2001	167,522	177,512
A $400 million loan and security agreement bearing interest based on one-month LIBOR (3.86% at June 30, 2001), secured by loans receivable held for sale, expiring in November 2001	29,071	124,883
A $300 million loan and security agreement bearing interest based on one-month LIBOR, secured by loans receivable held for sale, cancelled in February 2001 by the Company	639	—
A $25 million master loan and security agreement bearing interest based on one month LIBOR (3.86% at June 30, 2001), secured by delinquent loans and REO properties, expiring in December 2001	3,952	1,724
A $298 million loan and security agreement bearing interest based on one month LIBOR, secured by loans receivable held for sale, renewing automatically for successive 12-month periods starting in August 2000, but is uncommitted	1,557	—

	$404,446	$579,164

    The warehouse and aggregation line of credit agreements contain certain restrictive financial and other covenants which require the Company to, among other things, restrict dividends, maintain certain net worth and liquidity levels, remain below specified debt-to-net-worth ratios and comply with regulatory and investor requirements. At June 30, 2001, the Company was in compliance with all material financial and other covenants in its warehouse and aggregation facilities.

F–11

6. Earnings per Share

    The following table illustrates the computation of basic and diluted earnings per share for the periods indicated (dollars in thousands, except per share amounts):

	Six Months Ended June 30,		Three Months Ended June 30,
	2000	2001	2000	2001
Basic:
Net earnings (loss)	$(1,330)	$8,041	$(8,603)	$9,893
Less: dividends declared on preferred stock	(1,450)	(1,450)	(725)	(725)

Earnings (loss) available to common stockholders	(2,780)	6,591	(9,328)	9,168

Weighted average common shares outstanding	14,681	14,964	14,700	15,020

Earnings (loss) per share	$(0.19)	$0.44	$(0.63)	$0.61

Diluted:
Net earnings (loss), as adjusted	$(2,780)	$8,041	$(9,328)	$9,893

Weighted average number of common and common equivalent shares outstanding	14,681	14,964	14,700	15,020
Dilutive effect of convertible preferred stock, stock options and warrants	—	4,491	—	4,469

	14,681	19,455	14,700	19,489

Earnings (loss) per share	$(0.19)	$0.41	$(0.63)	$0.51

    For the three and six months ended June 30, 2001, 1,027,000 stock options and 50,000 warrants are excluded from the calculation of diluted earnings per share because their effect is anti-dilutive. For the three and six months ended June 30, 2000, 2,373,387 stock options, 737,500 warrants and 40,000 shares of convertible preferred stock (convertible into 4,124,400 shares of common stock) are excluded from the calculation of diluted earnings per share because their effect is anti-dilutive.

F–12

Independent Auditors' Report

The Board of Directors
New Century Financial Corporation:

We have audited the accompanying consolidated balance sheets of New Century Financial Corporation and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Century Financial Corporation and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                      KPMG LLP

Orange County, California
February 1, 2001,
    except as to note 22
    to the consolidated financial statements,
    which is as of March 29, 2001.

F–13

NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	1999	2000
	(dollars in thousands, except per share amounts)
ASSETS:
Cash and cash equivalents	$4,496	$10,283
Loans receivable held for sale, net (Notes 2 and 7)	442,653	400,089
Residual interests in securitizations (Notes 3 and 7)	364,689	361,646
Mortgage servicing assets (Note 4)	22,145	22,945
Accrued interest receivable	1,538	1,588
Income taxes receivable	548	—
Office property and equipment (Notes 6 and 9)	3,780	3,171
Prepaid expenses and other assets (Notes 5 and 10)	23,860	37,439

TOTAL ASSETS	$863,709	$837,161

LIABILITIES AND STOCKHOLDERS' EQUITY:
Warehouse and aggregation lines of credit (Note 7)	$428,726	$404,446
Residual financing (Note 7)	177,493	176,806
Subordinated debt (Note 8)	20,000	40,000
Notes payable (Note 9)	3,051	24,340
Income taxes payable (Note 12)	—	7,498
Accounts payable and accrued liabilities (Notes 11 and 14)	26,484	24,040
Deferred income taxes (Note 12)	34,992	7,882

Total liabilities	690,746	685,012
COMMITMENTS AND CONTINGENCIES (Note 11)
STOCKHOLDERS' EQUITY (Notes 14 and 15):
Preferred stock, $.01 par value. Authorized 7,500,000 shares; 40,000 shares issued and outstanding; liquidation preference $40,000	—	—
Common stock, $.01 par value. Authorized 45,000,000 shares; issued and outstanding 14,694,984 shares at December 31, 1999 and 14,852,931 shares at December 31, 2000	147	149
Additional paid-in capital	85,625	90,579
Retained earnings, restricted	87,351	61,426

	173,123	152,154
Deferred compensation costs	(160)	(5)

Total stockholders' equity	172,963	152,149

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$863,709	$837,161

See accompanying notes to consolidated financial statements.

F–14

NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31

	1998	1999	2000
	(in thousands, except per share data)
REVENUES:
Gain on sale of loans (Note 2)	$105,060	$121,672	$14,952
Interest income (Note 2)	47,655	61,457	67,351
Servicing and residual income (Note 3)	23,692	50,813	79,960
Other income	—	—	1,653

Total revenues	176,407	233,942	163,916

EXPENSES:
Personnel (Notes 11 and 13)	41,345	54,634	57,418
Interest	40,328	53,193	72,126
General and administrative (Note 16)	30,994	42,732	52,601
Advertising and promotion	8,681	11,767	12,681
Professional services	2,751	4,730	5,871

Total expenses	124,099	167,056	200,697

EARNINGS (LOSS) BEFORE INCOME TAXES (BENEFIT)	52,308	66,886	(36,781)
INCOME TAXES (BENEFIT) (Note 12)	21,193	27,377	(13,756)

NET EARNINGS (LOSS)	31,115	39,509	(23,025)
Dividends paid on preferred stock	158	2,111	2,900

NET EARNINGS (LOSS) AVAILABLE TO COMMON STOCKHOLDERS	$30,957	$37,398	$(25,925)

BASIC EARNINGS (LOSS) PER SHARE (Note 19)	$2.19	$2.59	$(1.76)

DILUTED EARNINGS (LOSS) PER SHARE (Note 19)	$2.03	$2.11	$(1.76)

See accompanying notes to consolidated financial statements.

F–15

NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

	Preferred Shares Outstanding	Preferred Stock Amount	Common Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Retained Earnings, Restricted	Deferred Compensation	Total
(in thousands)
BALANCE, DECEMBER 31, 1997	—	$—	14,166	$142	$43,486	$18,996	$(1,788)	$60,836
Proceeds from issuance of common stock	—	—	317	1	830	—	—	831
Issuance of common stock for acquisition of subsidiary	—	—	19	2	1,998	—	—	2,000
Proceeds from issuance of preferred stock	20	—	—	—	20,000	—	—	20,000
Cancellation of warrants	—	—	—	—	(825)	—	—	(825)
Issuance of restricted stock	—	—	16	—	174	—	—	174
Purchase of treasury stock	—	—	(44)	—	(422)	—	—	(422)
Amortization of deferred compensation	—	—	—	—	—	—	1,062	1,062
Net earnings	—	—	—	—	—	31,115	—	31,115
Preferred stock dividends	—	—	—	—	—	(158)	—	(158)

BALANCE, DECEMBER 31, 1998	20	—	14,474	145	65,241	49,953	(726)	114,613
Proceeds from issuance of common stock	—	—	271	3	1,135	—	—	1,138
Issuance of common stock for acquisition of subsidiary	—	—	10	—	108	—	—	108
Proceeds from issuance of preferred stock	20	—	—	—	20,000	—	—	20,000
Purchase of treasury stock	—	—	(60)	(1)	(859)	—	—	(860)
Amortization of deferred compensation	—	—	—	—	—	—	566	566
Net earnings	—	—	—	—	—	39,509	—	39,509
Preferred stock dividends	—	—	—	—	—	(2,111)	—	(2,111)

BALANCE, DECEMBER 31, 1999	40	—	14,695	147	85,625	87,351	(160)	172,963
Proceeds from issuance of common stock	—	—	149	1	912	—	—	913
Issuance of common stock for acquisition of subsidiary	—	—	69	1	792	—	—	793
Purchase of treasury stock	—	—	(60)	—	(562)	—	—	(562)
Issuance of warrants	—	—	—	—	3,812	—	—	3,812
Amortization of deferred compensation	—	—	—	—	—	—	155	155
Net loss	—	—	—	—	—	(23,025)	—	(23,025)
Preferred stock dividends	—	—	—	—	—	(2,900)	—	(2,900)

BALANCE, DECEMBER 31, 2000	40	$—	14,853	$149	$90,579	$61,426	$(5)	$152,149

See accompanying notes to consolidated financial statements.

F–16

NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	1998	1999	2000
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$31,115	$39,509	$(23,025)
Adjustments to reconcile net earnings (loss) to net cash used in operating activities:
Depreciation and amortization	3,900	6,226	11,540
Deferred income taxes	12,205	14,750	(19,612)
NIR gains	(168,065)	(169,980)	(54,035)
Initial deposits to over-collateralization accounts	(64,942)	(87,940)	(23,927)
Deposits to over-collateralization accounts	(31,284)	(43,288)	(81,626)
Release of cash from over-collateralization accounts	27,658	36,475	62,941
Servicing gains	(8,791)	(16,368)	(8,009)
Amortization (accretion) of NIRs	15,935	11,282	24,005
Fair value adjustment of residual interests	13,400	23,000	67,006
Net proceeds from NIMS transaction	99,163	76,098	8,679
Provision for losses	6,400	2,549	15,451
Loans originated or acquired for sale	(3,326,027)	(4,082,145)	(4,148,208)
Loan sales, net	3,198,221	3,989,352	4,162,682
Principal payments on loans receivable held for sale	37,440	7,581	31,545
Increase (decrease) in warehouse and aggregation lines of credit	90,480	82,883	(30,083)
Net change in other assets and liabilities	(5,432)	(6,985)	(26,120)

Net cash used in operating activities	(68,624)	(117,001)	(30,796)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of office property and equipment	(1,603)	(2,131)	(1,312)
Purchase of mortgage servicing rights	—	—	(115)
Acquisition of Primewest	(1,642)	—	(43)

Net cash used in investing activities	(3,245)	(2,131)	(1,470)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (repayments of) residual financing	68,871	55,195	(687)
Proceeds from issuance of subordinated debt	—	20,000	20,000
Proceeds from (net repayments of) notes payable	763	(934)	21,289
Payment of dividends on convertible preferred stock	—	(1,786)	(2,900)
Net proceeds from issuance of stock/purchase of treasury stock	20,409	20,278	351

Net cash provided by financing activities	90,043	92,753	38,053

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,174	(26,379)	5,787
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,701	30,875	4,496

CASH AND CASH EQUIVALENTS, END OF PERIOD	$30,875	$4,496	$10,283

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Interest paid	$40,467	$52,005	$72,647
Income taxes paid	9,087	14,865	5,857
SUPPLEMENTAL NON-CASH FINANCING ACTIVITY:
Restricted stock issued to Founding Managers	174	—	—
Stock issued in connection with acquisitions	2,000	108	793
Warrants issued to US Bank	—	—	3,812
Accrued dividends on preferred stock	158	483	483
Cancellation of warrants	825	—	—
Net assets acquired through acquisition of subsidiary	—	—	553

See accompanying notes to consolidated financial statements.

F–17

NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 2000

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

    New Century Financial Corporation (the Company), a Delaware corporation, was incorporated on November 17, 1995. New Century Mortgage Corporation, a wholly owned subsidiary, commenced operations in February 1996 and is a specialty finance company engaged in the business of originating, purchasing, selling and servicing mortgage loans secured primarily by first and second mortgages on single family residences. PWF Corporation (Primewest), a retail sub-prime originator, was a wholly owned subsidiary acquired in January 1998 and merged into New Century Mortgage Corporation in December 2000. NC Capital Corporation, a wholly owned subsidiary of New Century Mortgage Corporation, was formed in December 1998 to conduct the secondary marketing activities of the Company. Anyloan Financial Corporation (formerly Anyloan Holdings, Inc.), a wholly owned subsidiary of the Company, and its subsidiaries, The Anyloan Company and NC Insurance Services, were formed in October 1999 and May 2000, respectively, to conduct the Company's web-based lending and mortgage servicing-related insurance operations. Worth Funding Inc., a wholly owned subsidiary of New Century Mortgage Corporation, was acquired in March 2000 to conduct the Company's centralized wholesale operations.

(b) Principles of Consolidation

    The accompanying consolidated financial statements include the financial statements of the Company's wholly owned subsidiaries, New Century Mortgage Corporation and Anyloan Financial Corporation. All material intercompany balances and transactions are eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles.

(c) Cash and Cash Equivalents

    For purposes of the statements of cash flows, the Company considers all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of cash on hand and due from banks.

(d) Loans Receivable Held For Sale

    Mortgage loans held for sale are stated at the lower of amortized cost or fair value as determined by outstanding commitments from investors or current investor-yield requirements calculated on an aggregate basis.

    Interest on loans receivable held for sale is credited to income as earned. Interest is accrued only if deemed collectible.

(e) Gain on Sales of Loans

    Gains or losses resulting from sales or securitizations of mortgage loans are recognized at the date of settlement and are based on the difference between the selling price for sales or securitizations and the carrying value of the related loans sold. Such gains and losses may be increased or decreased by the amount of any servicing-released premiums received. Nonrefundable fees and direct costs associated with the origination of mortgage loans are deferred and recognized when the loans are sold.

F–18

    Loan sales and securitizations are accounted for as sales when control of these loans is surrendered, to the extent that consideration other than beneficial interests in the loans transferred is received in the exchange. Liabilities and derivatives incurred or obtained by the transfer of loans are required to be measured at fair value, if practicable. Also, servicing assets and other retained interests in the loans are measured by allocating the previous carrying value between the loans sold and the interest retained, if any, based on their relative fair values at the date of transfer.

(f)  Hedging

    The Company uses various hedging strategies from time to time to provide protection against interest rate risk on its fixed-rate mortgage loans. These strategies include forward sales of mortgage loans or mortgage-backed securities, interest rate caps and floors and buying and selling of futures and options on futures. The Company recognizes the gain or loss on hedge positions in the same period as the related asset hedged is sold, which is included in gain on sale of loans. The fair value of the Company's open hedge positions was $881,000 at December 31, 2000 and is included in other assets on the consolidated balance sheet.

(g) Allowance for Losses

    The allowance for losses on loans sold relates to expenses incurred due to the potential repurchase of loans or indemnification of losses based on alleged violations of representations and warranties which are customary to the mortgage banking industry. The allowance represents the Company's estimate of the total losses expected to occur and is considered to be adequate. Provisions for losses are charged to gain on sales of loans and credited to the allowance and are determined to be adequate by management based upon the Company's evaluation of the potential exposure related to the loan sale agreements over the life of the associated loans sold.

(h) Office Property and Equipment

    Office property and equipment are stated at cost. The straight-line method of depreciation is followed for financial reporting purposes. Depreciation and amortization are provided in amounts sufficient to relate the cost of assets to operations over their estimated service lives or the lives of the respective leases, whichever is shorter. The estimated service lives for furniture and office equipment, computer hardware/software and leasehold improvements are five years, three years and five years, respectively.

(i)  Goodwill

    Goodwill recorded in connection with the January 1998 acquisition of Primewest, totaled $5.2 million and is being amortized over a seven-year period using the straight-line method. Goodwill recorded in connection with the March 2000 acquisition of Worth Funding Inc., a wholly owned subsidiary of New Century Mortgage Corporation, totaled $553,000 and is being amortized over a seven-year period using the straight-line method. Goodwill is reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset. Impairment is measured by discounting the operating income at an appropriate discount rate. Accumulated amortization was $1.7 million and $1.1 million at December 31, 2000 and 1999, respectively.

F–19

(j)  Financial Statement Presentation

    The Company prepares its financial statements using an unclassified balance sheet presentation as is customary in the mortgage banking industry. A classified balance sheet presentation would have aggregated current assets, current liabilities and net working capital as of December 31, 2000 as follows (dollars in thousands):

Current assets	$522,714
Current liabilities	636,482

Net working capital (deficit)	$(113,768)

    Current assets include the portion of the residual interests in securitizations expected to be collected within one year, while current liabilities include the entire balance of residual financing.

(k) Errors and Omissions Policy

    In connection with the Company's lending activities, the Company has Fidelity Bond and Errors and Omissions insurance coverage of $7.0 million each at December 31, 2000.

(l)  Income Taxes

    The Company files consolidated Federal and combined state tax returns. The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Residual Interests in Securitizations

    Residual interests in securitizations (Residuals) are recorded as a result of the sale of loans through securitizations and the sale of residual interests in securitizations through what are sometimes referred to as net interest margin securities (NIMS).

    The loan securitizations are generally structured as follows: First, the Company sells a portfolio of mortgage loans to a special purpose entity (SPE) which has been established for the limited purpose of buying and reselling mortgage loans. The SPE then transfers the same mortgage loans to a Real Estate Mortgage Investment Conduit or Owners Trust (the REMIC or Trust), and the Trust in turn issues interest-bearing asset-backed securities (the Certificates) generally in an amount equal to the aggregate principal balance of the mortgage loans. The Certificates are typically sold at face value and without recourse except that representations and warranties customary to the mortgage banking industry are provided by the Company to the Trust. One or more investors purchase these Certificates for cash. The Trust uses the cash proceeds to pay the Company the cash portion of the purchase price for the mortgage loans. The Trust also issues a certificate representing a residual interest in the payments on the securitized loans. In addition, the Company may provide a credit enhancement for the benefit of the investors in the form of additional collateral (over-collateralization account or OC Account) held by the Trust. The OC Account is required by the servicing agreement to be maintained at certain levels.

F–20

    At the closing of each securitization, the Company removes from its consolidated balance sheet the mortgage loans held for sale and adds to its consolidated balance sheet (i) the cash received, (ii) the estimated fair value of the interest in the mortgage loans retained from the securitizations (Residuals), which consist of (a) the OC Account and (b) the net interest receivable (NIR) and (iii) the estimated fair value of the servicing asset. The NIR represents the discounted estimated cash flows to be received by the Company in the future. The excess of the cash received and the assets retained by the Company over the carrying value of the loans sold, less transaction costs, equals the net gain on sale of mortgage loans recorded by the Company.

    The NIMS are generally structured as follows: First, the Company sells or contributes the Residuals to an SPE which has been established for the limited purpose of receiving and selling asset-backed residual interests in securitization certificates. Next, the SPE transfers the Residuals to an Owner Trust (the Trust) and the Trust in turn issues interest-bearing asset-backed securities (the bonds and certificates). The Company sells these Residuals without recourse except that normal representations and warranties are provided by the Company to the Trust. One or more investors purchase the bonds and certificates and the proceeds from the sale of the bonds and certificates, along with a residual interest certificate that is subordinate to the bonds and certificates, represent the consideration to the Company for the sale of the Residuals.

    At closing of each NIMS, the Company removes from its consolidated balance sheet the carrying value of the Residuals sold and adds to its consolidated balance sheet (i) the cash received, and (ii) the estimated fair value of the portion of the Residuals retained, which consists of a net interest receivable (NIR). The excess of the cash received and assets retained over the carrying value of the Residuals sold, less transaction costs, equals the net gain or loss on the sale of Residuals recorded by the Company.

    The Company allocates its basis in the mortgage loans and residual interests between the portion of the mortgage loans and residual interests sold through the Certificates and the portion retained (the Residuals and servicing assets) based on the relative fair values of those portions on the date of sale. The Company may recognize gains or losses attributable to the changes in the fair value of the Residuals, which are recorded at estimated fair value and accounted for as "held-for-trading" securities. The Company is not aware of an active market for the purchase or sale of Residuals and, accordingly, the Company determines the estimated fair value of the Residuals by discounting the expected cash flows released from the OC Account (the cash out method) using a discount rate commensurate with the risks involved. The Company utilizes an effective discount rate of approximately 13.0% on the estimated cash flows released from the OC Account to value the Residuals through securitization and approximately 15.0% on the estimated cash flows released from the Trust to value Residuals through NIMS.

    The Company receives periodic servicing fees for the servicing and collection of the mortgage loans as master servicer of the securitized loans. In addition, the Company is entitled to the cash flows from the Residuals that represent collections on the mortgage loans in excess of the amounts required to pay the Certificate principal and interest, the servicing fees and certain other fees such as trustee and custodial fees. At the end of each collection period, the aggregate cash collections from the mortgage loans are allocated first to the base servicing fees and certain other fees such as trustee and custodial fees for the period, then to the Certificateholders for interest at the pass-through rate on the Certificates plus principal as defined in the servicing agreements. If the amount of cash required for the above allocations exceeds the amount collected during the collection period, the shortfall is drawn from the OC Account. If the cash collected during the period exceeds the amount necessary for the

F–21

above allocation, and there is no shortfall in the related OC Account, the excess is released to the Company. If the OC Account balance is not at the required credit enhancement level, the excess cash collected is retained in the OC Account until the specified level is achieved. The cash and collateral in the OC Account is restricted from use by the Company. Pursuant to certain servicing agreements, cash held in the OC Account may be used to make accelerated principal paydowns on the Certificates to create additional excess collateral in the OC Account which is held by the Trusts on behalf of the Company as the Residual holder. The specified credit enhancement levels are defined in the servicing agreements as the OC Account balance expressed generally as a percentage of the current collateral principal balance.

    For NIMS transactions, the Company will receive cash flows once the holders of the senior bonds and certificates created in the NIMS transaction are fully repaid.

    The Annual Percentage Rate (APR) on the mortgage loans is relatively high in comparison to the pass-through rate on the Certificates. Accordingly, the Residuals described above are a significant asset of the Company. In determining the value of the Residuals, the Company must estimate the future rates of prepayments, prepayment penalties to be received by the Company, delinquencies, defaults and default loss severity as they affect the amount and timing of the estimated cash flows. The Company's uses an average annual default rate estimate of 0.60% to 2.25% for adjustable-rate first trust deeds, 0.25% to 0.75% annual default rate estimate for fixed-rate first trust deeds, and a range of 0.75% to 1.50% for second trust deeds. The Company's default rate estimates result in average cumulative loss estimates as a percentage of the original principal balance of the mortgage loans of 1.52% to 4.99% for adjustable-rate first trust deeds, 2.01% to 2.99% for fixed-rate first trust deeds, and a range of 2.41% to 3.43% for second trust deeds. These estimates are based on historical loss data for comparable loans and the specific characteristics of the loans originated by the Company. The Company estimates prepayments by evaluating historical prepayment performance of comparable mortgage loans and the impact of trends in the industry. The Company has used a prepayment curve to estimate the prepayment characteristics of the mortgage loans. The rate of increase, duration, severity and decrease of the curve depends on the age and nature of the mortgage loans, primarily whether the mortgage loans are fixed or adjustable and the interest rate adjustment characteristics of the mortgage loans (6 month, 1 year, 2 year, 3 year or 5 year adjustment periods). The Company's prepayment curve and default estimates have resulted in weighted average lives of between 1.37 to 4.49 years for its adjustable mortgage loans, 4.11 to 4.79 for its fixed-rate mortgage loans, and for its second trust deeds a range of 2.57 to 2.86.

    Historically, the Company performs an evaluation of its Residuals quarterly, which takes into consideration trends in actual cash flow performance, industry and economic developments, as well as other relevant factors. As a result of its evaluation of the Residuals during the years ended December 31, 2000, 1999 and 1998, the Company wrote down its NIR by $67.0, $28.5 million and $5.9 million, respectively, to reduce the carrying values of its residual interests in securitizations.

    The Bond and Certificate holders and their securitization trusts have no recourse to the Company for failure of mortgage loan borrowers to pay when due. The Company's Residuals are subordinate to the Bonds and Certificates until the Bond and Certificate holders are fully paid.

(n) Mortgage Servicing Asset

    As of December 31, 2000, the Company was designated as the master servicer for its securitizations and received a monthly fee based on the outstanding principal balance of the mortgage

F–22

loans. In the year ended December 31, 1998 and in earlier years, the Company contracted with a subservicer to perform the servicing and investor reporting of the mortgage loans in the Company's first five securitizations. The subservicer charged a monthly fee based on the outstanding principal balance of the mortgage loans. Commencing in July of 1998, the Company began servicing all loans originated and certain other loans on its in-house servicing platform.

    The Company recognizes a servicing asset based on the excess of the fees received for the servicing and collection of the mortgage loans as master servicer of the securitized loans over the subservicer fees and the costs incurred by the Company in performing the servicing functions. This servicing asset is amortized in proportion to, and over the period of, estimated net servicing income.

    For the purposes of measuring impairment, the Company stratifies the mortgage loans it services using the type of loan as the primary risk. Impairment is measured utilizing the current estimated fair value of the mortgage servicing asset.

(o) Stock Option Plan

    The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. However, the Company provides pro forma net earnings (loss) and pro forma net earnings (loss) per share disclosures as if the fair value of all stock options as of the grant date were recognized as expense over the vesting period.

(p) Earnings Per Share

    Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted from issuance of common stock that then shared in earnings.

(q) Use of Estimates

    Management of the Company has made certain estimates and assumptions relating to the reporting of assets, liabilities, results of operations and the disclosure of contingent assets and liabilities to prepare these financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

(r) Advertising

    The Company accounts for its advertising costs as non-direct response advertising. Accordingly, advertising costs are expensed as incurred.

(s) Reclassification

    Certain amounts for prior years' presentation have been reclassified to conform to the current year's presentation.

F–23

(t)  Segment Reporting

    The Company, through the branch network of its subsidiary, New Century Mortgage Corporation, provides a broad range of mortgage products. While the Company's management monitors the revenue streams through wholesale and retail loan originations, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's operations are considered by management to be aggregated in one reportable operating segment.

(u) Recent Accounting Developments

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Securities and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138 (collectively "SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (i) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (ii) a hedge of the exposure to variable cash flows of a forecasted transaction, or (iii) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency-denominated forecasted transaction.

    Under SFAS No. 133, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. This statement is effective for the Company on January 1, 2001.

    On January 1, 2001, the Company adopted SFAS No. 133. All outstanding derivatives at December 31, 2000 had already been recognized at fair value with the offset through earnings, consequently, the adoption of SFAS No. 133 did not result in any adjustment to the recorded value of the Company's derivative hedging instruments.

    In September 2000, FASB issued SFAS No. 140 to replace No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," (SFAS No. 140). SFAS No. 140 provides the accounting and reporting guidance for transfers and servicing of financial assets and extinguishments of liabilities. SFAS 140 will be the authoritative accounting literature for: (i) securitization transactions involving financial assets; (ii) sales of financial assets; (iii) servicing assets and liabilities; (iv) securities lending transactions; (v) repurchase agreements; and (vi) extinguishment of liabilities. The accounting provisions are effective beginning after March 31, 2001. The reclassification and disclosure provisions are effective beginning after December 15, 2000. The Company adopted the disclosure provisions required by SFAS No. 140 and has included all appropriate and necessary disclosures required by SFAS No. 140 in its financial statements and footnotes. The adoption of the accounting provisions is not expected to have a material impact on the Company's consolidated balance sheet or results of operations.

    In March 2000, the FASB issued Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation—an interpretation of APB Opinion No. 25" (FIN 44). This Interpretation clarifies the definition of an employee for purposes of applying Accounting Principles

F–24

Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. This Interpretation is effective July 1, 2000, but certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of FIN 44 did not have a material impact on the Company's consolidated financial position, results of operations or liquidity.

(2) LOANS RECEIVABLE HELD FOR SALE

    A summary of loans receivable held for sale, at the lower of cost or fair value at December 31 is as follows (dollars in thousands):

	1999	2000

Mortgage loans receivable:
First trust deeds	$404,034	376,080
Second trust deeds	37,769	25,059
Net deferred origination costs (fees)	850	(1,050)

	$442,653	400,089

    At December 31, 2000 and 1999, the Company had loans receivable held for sale of approximately $23.5 million and $26.7 million, respectively, on which the accrual of interest had been discontinued. If these loans receivable had been current throughout their terms, interest income would have increased by approximately $952,000 and $501,000 in the years ended December 31, 2000 and 1999, respectively.

(a) Interest Income

    The following table presents the components of interest income for the years ended December 31 (dollars in thousands):

	1998	1999	2000
Interest on loans receivable held for sale	$46,409	59,504	65,022
Interest on cash and cash equivalents	1,246	1,953	2,329

	$47,655	61,457	67,351

F–25

(b) Gain On Sales Of Loans

    Gain on sales of loans was comprised of the following components for the years ended December 31 (dollars in thousands):

	1998	1999	2000
Gain from whole loan sale transactions	$58,001	30,749	73,737
Non-cash gain from securitizations (NIR gains)	168,065	169,980	54,035
Non-cash gain from servicing asset	8,791	16,368	8,009
Cash gain (loss) from securitizations/NIM transactions	(4,664)	(4,670)	2,062
Securitization expenses	(13,664)	(17,161)	(4,637)
Accrued interest	(11,818)	(14,807)	(7,201)
Write down of NIR	(5,900)	(23,000)	(67,006)
General valuation allowance for NIR	(7,500)	—	—
Provision for losses	(6,400)	(2,549)	(15,451)
Nonrefundable fees	47,933	54,598	61,085
Premiums, net	(58,816)	(22,355)	(27,287)
Origination costs	(62,783)	(63,300)	(62,800)
Hedging gains (losses)	(6,185)	(2,181)	406

	$105,060	121,672	14,952

(c) Originations and Purchases

    During the year ended December 31, 2000, approximately 37.9% and 5.6% of the Company's total loan originations and purchases were in the states of California and Illinois, respectively. During the year ended December 31, 1999, approximately 31.2% and 7.2% of total loan originations and purchases were in the states of California and Illinois, respectively.

(d) Significant Customers

    During the year ended December 31, 2000, the Company sold $1.3 billion in loans to CS First Boston and $483.4 million in loans to CIT, which represented 31.9% and 11.6%, respectively, of total loans sold. For the year ended December 31, 1999, no investor accounted for more than 10% of total loans sold.

(3) RESIDUAL INTEREST IN SECURITIZATIONS

    Residual interests in securitizations consist of the following components for the years ended December 31 (dollars in thousands):

	1999	2000
Over-collateralization amount	$184,545	242,636
Net interest receivable (NIR)	185,144	119,010
General valuation allowance	(5,000)	—

	$364,689	361,646

F–26

NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 2000

    The following table for the activity in the over-collateralization account at December 31 (dollars in thousands):

	1999	2000
Balance, beginning of year	$89,792	184,545
Initial deposits to OC accounts	87,940	23,927
Reclassification of NIR to OC	—	15,479
Additional deposits to OC accounts	43,288	81,626
Release of cash from OC accounts	(36,475)	(62,941)

	$184,545	242,636

    The following table summarizes activity in NIR interests at December 31 (dollars in thousands):

	1999	2000
Balance, beginning of year	$126,103	185,144
NIR gains	169,980	54,035
Reclassification of NIR to OC	—	(15,479)
NIR amortization	(11,282)	(24,005)
Sale of NIRs through NIMs	(71,157)	(8,679)
Writedown of NIR	(28,500)	(72,006)

	$185,144	119,010

    The following table summarizes activity in the general valuation allowance for NIR at December 31 (dollars in thousands):

	1999	2000
Balance, beginning of year	$10,500	5,000
Writedown of NIR	(5,500)	(5,000)

	$5,000	—

    During the year ended December 31, 2000, the Company sold $1.0 billion in loans through securitization transactions and recognized a pre-tax gain of $44.3 million, which is included in gain on sale of loans. Pursuant to the securitization, the Company retained residual interests, and in the case of two of the securitizations, the Company also retained the servicing rights. In future periods, the Company will receive an annual servicing fee of 0.50% of the balance of the loans securitized for two of the three securitizations, and will receive NIR from all three securitizations, once over-collateralization targets are reached and maintained. Purchasers of the bonds and certificates have no recourse against the other assets of the Company, other than the assets of the trust. The value of the Company's retained interests is subject to credit, prepayment and interest rate risk on the transferred financial assets.

    The Company uses certain assumptions and estimates to determine the fair value allocated to the retained interest at the time of initial sale and each subsequent sale in accordance with SFAS No. 140. These assumptions and estimates include projections concerning the various rate indices applicable to the Company's loans and the pass-through rate paid to bondholders, credit loss experience, prepayment

F–27

rates, and the discount rates commensurate with the risks involved. These assumptions are reviewed periodically by management. If these assumptions change, the related asset and income would be affected.

    For the securitization transactions completed in 2000, the fair value assigned to the retained interests at the date of securitization was $54.0 million. Key economic assumptions used to measure the retained interest at this date were as follows: prepayment curves which resulted in a weighted average life of 2.93 years for adjustable-rate loans and 4.30 years for fixed-rate loans; a weighted average static pool loss of 2.44%; a discount rate of 12% for securitizations closed in the first quarter, 13% for residuals interests closed after the first quarter and 15% for NIM transactions, and the actual LIBOR rate at the time of the securitization.

    At December 31, 2000, key economic assumptions and the sensitivity of the current fair value of residual interests in securitization to immediate 10% and 20% adverse changes in those assumptions are illustrated in the following table (dollars in thousands).

	Collateral Type
	Fixed	Adjustable	Total
Carrying value/fair value of residual interests	165,858	195,788	361,646
Weighted average life in years	3.41	2.94

Prepayment assumptions (CPR)	Ramp from	Peak 65
	5% to 20%	Months > 50% - 12
		Months > 40% - 19
		Months > 30% - 37
Decline in fair value with 10% adverse change			21,503
Decline in fair value with 20% adverse change			39,665

Assumed annual default rates	.65% to 1.5%	.90% to 1.5%
Decline in fair value with 10% adverse change			9,583
Decline in fair value with 20% adverse change			18,095

Assumed discount rate	13% - 15%	13% - 15%
Decline in fair value with 10% adverse change			10,966
Decline in fair value with 20% adverse change			21,970

Interest rate assumptions	3-6-01 forward curve	3-6-01 forward curve
Decline in fair value with 10% adverse change			11,871
Decline in fair value with 20% adverse change			23,939

F–28

    These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% and 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption when, in reality, changes in one factor may result in changes in another (for example, increases in interest rates may result in lower prepayments and higher credit losses) which may magnify or counteract the sensitivities.

    The table below summarizes cash flows received in connection with securitizations during the year ended December 31, 2000 (dollars in thousands):

Cash proceeds from new securitizations	$2,062
Initial deposits to OC accounts	(23,927)
Servicing fees received	27,130
Cash flows received from NIRs	73,872
Purchase of delinquent or foreclosed loans	(16,400)
Net increase in servicing advances	(8,691)
Prepayment interest shortfalls	(4,788)

    The following table summarized delinquencies and credit losses as of December 31, 2000 (dollars in thousands):

	Total Principal Amount of Loans	Delinquent Principal Over 60 days	Inception To-Date Credit Losses (net of Recoveries)
Adjustable-rate loans	$3,930,951	297,173	37,383
Fixed-rate loans	2,119,447	151,092	28,107

Total managed loans	$6,050,398	448,265	65,490

Comprised of:
Loans sold through securitization	$5,342,843
Loans sold servicing retained	306,416
Loans held for sale	401,139

Total managed loans	$6,050,398

F–29

Servicing and Residual Income

    The following table presents the components of servicing and residual income for the years ended December 31 (dollars in thousands):

	1998	1999	2000
Servicing and ancillary fees collected	$8,820	26,017	37,135
Amortization of mortgage servicing asset	(126)	(2,888)	(7,324)
Residual interest income	30,555	38,668	73,872
NIR amortization	(15,935)	(11,282)	(24,005)
Prepayment penalties collected	378	298	282

	$23,692	50,813	79,960

(4) MORTGAGE SERVICING ASSET

    The following table summarizes activity in mortgage servicing asset for the years ended December 31 (dollars in thousands):

	1999	2000
Beginning balance	$8,665	22,145
Additions	16,368	8,009
Purchases of servicing	—	115
Amortization	(2,888)	(7,324)

	$22,145	22,945

(5) GOODWILL

    On January 12, 1998, the Company acquired all of the outstanding stock of Primewest. The purchase price was $1.5 million in cash, and $2.0 million in the Company's common stock. There were no assets or liabilities acquired, therefore the entire purchase price, plus transaction costs of $142,000, was recorded as goodwill. Goodwill is being amortized over seven years using the straight-line method. In the three years following the acquisition, additional purchase price payments totaling $1.6 million that were contingent on meeting performance standards were made. On March 17, 2000, New Century Mortgage Corporation, a wholly owned subsidiary of the Company, acquired all of the outstanding stock of Worth Funding Inc. The purchase price was $700,000, of which $553,000 was allocated to goodwill.

    The following table summarizes activity in goodwill, included in prepaid expenses and other assets at December 31 (dollars in thousands):

	1999	2000
Balance, beginning of year	$3,139	2,796
Additions	215	1,888
Amortization	(558)	(653)

	$2,796	4,031

F–30

(6) OFFICE PROPERTY AND EQUIPMENT

    Office property and equipment consist of the following at December 31 (dollars in thousands):

	1999	2000
Leasehold improvements	$812	1,093
Furniture and office equipment	1,623	1,773
Computer hardware and software	5,763	6,631

	8,198	9,497
Less accumulated depreciation and amortization	(4,418)	(6,326)

	$3,780	3,171

(7) SHORT-TERM FINANCING

    Warehouse and aggregation lines of credit consist of the following at December 31 (dollars in thousands):

	1999	2000
A $265 million line of credit expiring in May 2001 secured by loans receivable held for sale, bearing interest based on one month LIBOR (6.56% at December 31, 2000)	$234,778	201,705
A $500 million master repurchase agreement bearing interest based on one month LIBOR (6.56% at December 31, 2000). The agreement may be terminated by the lender after giving 28 days written notice	164,326	167,522
A $25 million master loan and security agreement bearing interest based on one month LIBOR (6.56% at December 31, 2000) secured by delinquent loans and REO properties, expiring in April 2001	—	3,952
A $300 million loan and security agreement bearing interest based on one month LIBOR (6.56% at December 31, 2000), secured by loans receivable held for sale, expiring in June 2001	17,682	639
A $296 million loan and security agreement bearing interest based on one month LIBOR (6.56% at December 31, 2000), secured by loans receivable held for sale. This facility renews automatically for successive 12-month periods starting in August 2000, but is uncommitted	11,940	1,557
A $400 million loan and security agreement bearing interest based on one month LIBOR (6.56% at December 31, 2000), secured by loans receivable held for sale, expiring in November 2001.	—	29,071

	$428,726	404,446

F–31

    Residual financing payable:

	1999	2000
$162 million in residual financing lines renewable monthly, secured by residual interests in securitizations bearing interest based on one month LIBOR (6.56% at December 31, 2000)	$159,900	161,241
$21 million in residual financing lines renewable monthly, secured by residual interests in securitizations, bearing interest based on one month LIBOR (6.56% at December 31, 2000)	11,285	9,632
$4 million in residual financing lines renewable monthly, secured by residual interests in securitizations, bearing interest based on one month LIBOR (6.56% at December 31, 2000)	6,308	3,533
$3 million in residual financing lines renewable monthly, secured by residual interests in securitizations, bearing interest based on one month LIBOR (6.56% at December 31, 2000)	—	2,400

	$177,493	176,806

    The weighted-average interest rate on the warehouse and aggregation lines of credit payable was 7.80% and 7.10% at December 31, 2000 and 1999, respectively. The weighted-average interest rate on residual financing payable was 7.77% and 7.44% at December 31, 2000 and 1999, respectively.

    The warehouse line of credit agreements contain certain restrictive financial and other covenants which require the Company to, among other requirements, restrict dividends, maintain certain levels of net worth, liquidity and available borrowing capacity of at least $10.0 million, and certain debt to net worth ratios and comply with regulatory and investor requirements. At December 31, 2000, the Company was in compliance with these financial and other covenants.

    Advances under the residual financing lines are made at the sole discretion of the lender and are based on a percentage of the amount of loans securitized. These advances are repayable on demand by the lender and are subject to renewal on a monthly basis.

(8) SUBORDINATED DEBT

    In October 1999, the Company entered into an agreement with US Bancorp to amend the warehouse line of credit agreement to include a subordinated debt component. The Company borrowed $20.0 million in subordinated debt in October 1999 and an additional $20.0 million in the year ended December 31, 2000. Such debt bears interest at a rate of 12.0% per annum and matures in June 2002.

(9) NOTES PAYABLE

    Notes payable consists of (i) a revolving, uncommitted financing line of credit of $5.0 million, collateralized by office property and equipment bearing interest at revolving, uncommitted rates varying from 7.99% to 10.59%, payable in blended monthly payments of principal and interest and mature commencing from January 2001 to November 2003; and (ii) a $22.5 million borrowing from the Company's warehouse lender which rolls weekly, secured by servicing advances and certain other assets.

F–32

    The maturities of notes payable at December 31 for the years ended are as follows (dollars in thousands):

Due in 2001	$23,692
Due in 2002	431
Due in 2003	217

$24,340

(10) LOAN SERVICING

    The Company's portfolio of mortgage loans serviced for others was comprised of approximately $5.6 billion and $5.5 billion at December 31, 2000 and 1999, respectively, the majority of which represents loans securitized by the Company. The Company commenced full servicing operations on its in-house platform in July 1998 and performs all servicing functions for its entire portfolio.

    At December 31, 2000 and 1999, 34.5% and 33.2%, respectively, of the servicing portfolio was collateralized by real estate properties located in California.

    Fiduciary bank accounts are maintained on behalf of investors and for impounded collections. These bank accounts are not assets of the Company and are not reflected in the accompanying financial statements. These amounts are as follows at December 31, 2000 (dollars in thousands):

Impounded collections, taxes and insurance	$7,433
Principal and interest collections	82,106

$89,539

    As master servicer, the Company is required to make advances for delinquent payments and other servicing-related costs. At December 31, 2000 and 1999, such advances totaled $20.9 million and $12.2 million, respectively, and are included in prepaid expenses and other assets. Such advances are recovered from borrower payments and are senior to any distribution to investors. These advances are reviewed periodically for recoverability and amounts deemed to be unrecoverable are included in general and administrative expenses.

(11) COMMITMENTS AND CONTINGENCIES

(a) Related Party

    The Company has entered into employment agreements with the four executive officers (the Founding Managers). The original term of each agreement continued in effect until December 31, 1998. In November 1998, the agreements were amended to extend until December 31, 2002. Then, in January 1999, the agreements were superseded by new employment agreements, also extending until December 31, 2002. The new agreements provide that on December 31, 2000 and on each December 31 thereafter, the term of each agreement is automatically extended for one additional year unless either party provides notice prior to such date. The Founding Managers received a salary of $281,600 for 1998, plus a $500 per month auto allowance. Effective January 1, 1999, the Board of Directors increased the Founding Managers' salary to $333,000 for 1999, plus a $500 per month auto allowance. Effective January 1, 2000, the Board of Directors increased the Founding Managers' salary to $350,000, plus a $500 per month auto allowance. On December 27, 2000, one of the four Founding

F–33

Managers resigned from the Company. Separation expenses totaling $1.2 million are included in personnel expenses for the year ended December 31, 2000. On December 31, 2000, the expiration date of the employment agreements of the remaining three Founding Managers was automatically extended to December 31, 2003.

    In December 1996, the Company adopted the Founding Managers' Incentive Compensation Plan (the FMIC Plan) and the Company has amended the terms thereof effective for 1997 and subsequent plan years. The Compensation Committee (the Committee) of the Board of Directors administered the FMIC Plan. The Committee had full discretion to construe and interpret the terms and provisions of the FMIC Plan and related agreements. In addition, the Committee had the authority to make all determinations under the FMIC Plan, and to prescribe, amend and rescind rules relating to its administration. Under the FMIC Plan, each of the Founding Managers was entitled to one quarter of amounts payable. Subject to the limitations described below, the amounts available for incentive awards (the Incentive Pool) for each fiscal year, commencing in 1997, was an amount equal to a percentage of the Company's earnings (Earnings) before income taxes and without deducting amounts payable under the FMIC Plan. The specific percentage of Earnings that was used to determine the Incentive Pool was based on the ratio (the Ratio) of Earnings to Total Stockholders' Equity. If the Ratio was at least 25% but less than 50%, the Incentive Pool was an amount equal to 5% of Earnings in excess of 25% of Total Stockholders' Equity. If the Ratio was at least 50%, the Incentive Pool was an amount equal to the sum of (i) 5% of Earnings in excess of 25% of Total Stockholders' Equity plus (ii) 2% of Earnings in excess of 50% of Total Stockholders' Equity. Total Stockholders' Equity for purposes of this calculation was equal to the amount of stockholders' equity as of January 1 of each fiscal year adjusted on a pro-rata basis for any equity offerings completed during the fiscal year. Awards under the FMIC Plan were payable in either cash or restricted stock if agreed by the Committee and respective Founding Manager. In the absence of such an agreement, incentive compensation to each Founding Manager would be paid in cash up to 200% of such base salary. If the Incentive Pool exceeded the cash portion of the incentive compensation and there is no agreement between the Committee and respective Founding Manager regarding the distribution of the excess, such excess would be paid to the respective Founding Manager in the form of restricted stock. In February 1999, the Board of Directors approved the 1999 Incentive Compensation Plan (the Incentive Compensation Plan), and simultaneously terminated the FMIC Plan. The Board designed the Incentive Compensation Plan so that the Founding Managers' bonuses would qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. The Company's stockholders approved the Incentive Compensation Plan in May 1999.

    The Founding Managers' January 1999 employment agreements provide for two awards for 1999 under the Incentive Compensation Plan: one for the Company's performance during the first six months of the year, and the second for the Company's performance for the entire year. The awards base the potential incentive compensation on the Ratio of the Company's Earnings to its Total Stockholders' Equity, using definitions virtually identical to those used in the FMIC Plan. For the January 1, 1999 to June 30, 1999 performance period, if the Ratio is at least 10% but less than 20%, each Founding Manager is entitled to 1.25% of Earnings in excess of 10% of Total Stockholders' Equity. If the Ratio is at least 20%, each Founding Manager will receive incentive payments equal to the sum of (i) 1.25% of Earnings in excess of 10% of Total Stockholders Equity, plus (ii) 0.50% of Earnings in excess of 20% of Total Stockholders' Equity. For the January 1, 1999 to December 31, 1999 performance period, if the Ratio is at least 20% but less than 40%, each Founding Manager is entitled to 1.25% of the Earnings in excess of 20% of Total Stockholders' Equity. If the Ratio is at least 40%, each Founding Manager will receive incentive payments equal to the sum of (i) 1.25% of Earnings in

F–34

excess of 20% of Total Stockholders' Equity, plus (ii) 0.50% of Earnings in excess of 40% of Total Stockholders' Equity. For 2000, the thresholds of 10%, 20% and 40% are reduced to 9%, 18% and 35%, respectively. The amount of any incentive award paid for the 12-month performance period will be reduced by any amounts paid for the six-month performance period. Award amounts up to 200% of the Founding Manager's current annual salary are paid in cash. Any amounts exceeding 200% of the base salary are paid in restricted stock, unless the Committee and the Founding Manager agree otherwise.

    Included in personnel expense for the years ended December 31, 2000, 1999 and 1998, respectively, are zero and $1.7 million, related to the Incentive Compensation Plan and $2.4 million related to the FMIC Plan.

(b) Operating Leases

    The Company and its subsidiaries lease certain facilities under non-cancelable operating leases, which expire at various dates through 2005. Total rental expenditures under these leases were approximately $8.5 million, $7.0 million and $6.1 million for the years ended December 31, 2000, 1999 and 1998, respectively. The Company and its subsidiaries lease office property and equipment from various equipment leasing companies under operating lease agreements. Total lease commitments available under these facilities are $18.3 million, all of which was utilized as of December 31, 2000. These operating leases expire from January 2001 to December 2003. Total rental expenditures under these office property and equipment leases were approximately $9.4 million, $5.9 million and $2.4 million for the years ended December 31, 2000, 1999 and 1998, respectively.

    Minimum rental commitments for these leases are as follows (dollars in thousands):

Years ending December 31:
2001	$14,629
2002	10,311
2003	3,719
2004	1,996
2005	225

$30,880

(c) Loan Commitments

    Commitments to fund loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Also, external market forces affect the probability of commitments being exercised; therefore, total commitments outstanding do not necessarily represent future cash requirements. The Company quotes interest rates to borrowers which are subject to change by the Company. Although the Company generally honors such interest rate quotes, the quotes do not constitute interest rate locks, minimizing any potential interest rate risk exposure. The Company had commitments to fund loans of approximately $487.6 million and $602.1 million at December 31, 2000 and 1999, respectively.

    The Company had commitments to sell loans of $117.6 million and $100 million at December 31, 2000 and 1999, respectively, to whole loan investors.

F–35

(d) Contingencies

    The Company has entered into loan sale agreements with investors in the normal course of business which include representations and warranties customary to the mortgage banking industry. Violations of these representations and warranties may require the Company to repurchase loans previously sold or to reimburse investors for losses incurred. In the opinion of management, the potential exposure related to the Company's loan sale agreements is adequately provided for in the repurchase liability included in accounts payable and accrued liabilities on the consolidated balance sheets.

    At December 31, 2000 and 1999, included in accounts payable and accrued liabilities are approximately $6.4 million and $3.7 million, respectively, in allowances for losses related to possible off-balance sheet recourse and repurchase agreement provisions. The activity in the allowance related to possible off-balance sheet recourse and repurchase agreement provisions for the years ended December 31 is summarized as follows (dollars in thousands):

	2000	1999	1998
Balance, beginning of year	$1,597	2,382	3,665
Provision for losses	6,400	2,549	15,451
Charge-offs, net	(5,615)	(1,266)	(12,673)

Balance, end of year	$2,382	3,665	6,443

(e) Litigation

    In August, 2000, the Company was informed by the Federal Trade Commission that it was conducting an inquiry to determine whether New Century Financial Corporation violated the Fair Credit Reporting Act, Federal Trade Commission Act or other statutes administered by the Commission. The Commission subsequently focused its inquiry on whether the pre-approved credit solicitations generated by the Company's Retail Division comply with applicable law. The Commission is reviewing data and information provided by the Company, which is cooperating with the inquiry.

    In October, 2000, Hazel Jean Matthews, Ruth D. Morgan and Marie I. Summerall filed an amended class action suit against New Century Mortgage Corporation, Central Mortgage, Inc., Equibanc Mortgage Corporation, Century 21 Home Improvements, and Incredible Exteriors, Inc., on behalf of themselves and other Ohio consumers whose credit transaction was brokered by Equibanc or Central Mortgage. New Century was not named in the original complaint. The suit was filed in the Ohio state court and later removed by New Century to the U.S. District Court for the Southern District of Ohio. The complaint alleges breaches of the Federal Fair Housing Act, Equal Credit Opportunity Act, Truth in Lending Act, gender discrimination, fraud, unconscionability, civil conspiracy, RICO, as well as other claims against the other defendants. Plaintiffs are seeking injunctive relief, compensatory and punitive damages, attorneys' fees and costs. The Company filed a motion to dismiss in December 2000. Plaintiffs obtained court authorization to amend their complaint. New Century intends to renew its motion to dismiss and continue to vigorously defend this action.

    The Company is also a party to various legal proceedings arising out of the ordinary course of its business. Management believes that any liability with respect to such legal actions, individually or in the aggregate, will not have a material adverse effect on the Company.

F–36

NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 2000

(12) INCOME TAXES

    Components of the Company's provision (benefit) for income taxes for the years ended December 31 are as follows (dollars in thousands):

	1998	1999	2000
Current:
Federal	$7,184	10,418	9,848
State	1,804	2,209	3,506

	8,988	12,627	13,354

Deferred:
Federal	9,512	12,075	(22,989)
State	2,693	2,675	(4,121)

	12,205	14,750	(27,110)

	$21,193	27,377	(13,756)

    Actual income taxes (benefit) differ from the amount determined by applying the statutory Federal rate of 35% for the years ended December 31 to earnings before income taxes as follows (dollars in thousands):

	1998	1999	2000
Computed "expected" income taxes	$18,309	23,410	(12,873)
State tax, net of Federal benefit	2,923	3,173	(400)
Other	(39)	794	(483)

	$21,193	27,377	(13,756)

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows (dollars in thousands):

	1999	2000
Deferred tax assets:
Allowance for loan losses	$824	2,665
State taxes	3,328	1,409
Office property and equipment	523	386
Net operating loss carryover	250	16,200
Deferred loan fees	—	1,456
Other	—	242

	4,925	22,358

Deferred tax liabilities:
Non-cash gain from securitization	36,968	30,218
Deferred loan fees	2,922	—
Other	27	22

	39,917	30,240

Net deferred income tax liability	$34,992	7,882

F–37

    As of December 31, 2000, the Company had Net Operating Loss (NOL) carry-forwards for federal and state purposes of $40 million and $32 million, respectively, which are available to offset future taxable income, if any, through 2020 and 2010, respectively.

    There was no valuation allowance for deferred tax assets at December 31, 2000 and 1999, respectively.

    Deferred tax assets are initially recognized for differences between the financial statement carrying amount and the tax bases of assets and liabilities which will result in future deductible amounts and operating loss and tax credit carry-forwards. A valuation allowance is then established to reduce that deferred tax asset to the level at which it is "more likely than not" that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss or tax credit carry-forwards depends on having sufficient taxable income of an appropriate character within the carry-back and carry-forward periods. Sources of taxable income of an appropriate character that may allow for the realization of tax benefits include: (1) taxable income in the current year or prior years that is available through carry-back, (2) future taxable income that will result from the reversal of existing taxable temporary differences, (3) future taxable income generated by future operations and (4) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire.

    Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize deferred tax assets existing at December 31, 2000 and 1999.

(13) EMPLOYEE BENEFIT PLANS

    On July 1, 1996, the Company established the New Century Financial Corporation 401(k) Profit Sharing Plan (the "Plan") for the benefit of eligible employees and their beneficiaries. The Plan is a defined contribution 401(k) plan which allows eligible employees to save for retirement through pretax contributions. Under the Plan, employees of the Company may contribute up to the statutory limit. The Company will match 25% of the first 6% of compensation contributed by the employee. An additional Company contribution may be made at the discretion of the Company. Contributions to the Plan by the Company for the years ended December 31, 2000, 1999 and 1998 were $802,000, $538,000 and $407,000, respectively.

    In October 1997, the Company established the New Century Financial Corporation Employee Stock Purchase Plan (the "Plan") for the benefit of eligible employees. This plan is a compensatory plan as defined in accordance with APB 25. The plan allows employees to contribute, through payroll deductions, to the Plan. Plan periods are six months, with the exception of the first plan period, which was October 13, 1997 to December 31, 1997. At the end of each plan period, the employees purchase stock at a price equal to 90% of the lesser of the market price at the beginning and end of the plan period. Since its inception, the Company has issued 125,959 shares of common stock under this plan.

    In December 1998, the Company established the New Century Financial Corporation Deferred Compensation Plan for the benefit of eligible employees. This plan allows eligible employees to defer payment of a portion of their salary to future years. The Company does not contribute to this plan.

F–38

(14) STOCKHOLDERS' EQUITY

(a) Convertible Preferred Stock

    In November 1998, the Company issued 20,000 shares of Series 1998-A Convertible Preferred stock to US Bancorp. The Company received $20.0 million from this issue. The holders of Series 1998-A preferred stock are entitled to convert each share of Series 1998-A preferred stock into 136.24 shares of common stock. The Series 1998-A preferred stock earns a dividend at a rate of 7.5% per annum, payable quarterly. In July 1999, the Company issued 20,000 shares of Series 1999-A convertible preferred stock to US Bancorp. The Company received $20.0 million from this issue. The holders of Series 1999-A preferred stock are entitled to convert each share of Series 1999-A preferred stock into 69.98 shares of common stock. The Series 1999-A preferred stock earns a dividend at a rate of 7.0% per annum, payable quarterly. At December 31, 2000 and 1999, accrued dividends of $483,000 are included in accounts payable and accrued liabilities. Upon liquidation, the holders of Series 1998-A and 1999-A preferred stock are entitled to receive, in preference to any payment on common stock, an amount equal to $1,000 per share and any accumulated unpaid dividends.

(b) Common Stock

    In May 1997, pursuant to certain Restricted Stock Award Agreements, the Company issued 92,500 shares of restricted stock to each of the four Founding Managers. The Company recorded $2.8 million in deferred compensation expense and additional paid in capital at the grant date. The deferred compensation expense is being amortized over the vesting period of the restricted stock, which is in equal installments in May 1998, 1999 and 2000. Included in personnel expenses for the years ended December 31, 2000, 1999 and 1998 is $155,000, $566,000 and $1,286,000, respectively, related to the amortization of deferred compensation.

    In January 1998, the Company issued 188,150 shares of common stock in connection with the acquisition of Primewest.

    In April 1998, the Company issued 16,204 shares of restricted stock to two of its Founding Managers in partial payment of its 1997 bonus obligation under the Founding Managers' Incentive Compensation Plan.

    In May 1998, the Company received 43,676 shares of common stock from its Founding Managers as payment of the Company's withholding obligations upon vesting of the first installment of the May 1997 Founding Managers' Restricted Stock Awards. The fair value of the stock at the time it was paid to the Company was $422,000. These shares were held as Treasury stock as of December 31, 1998 and the Treasury shares were cancelled in August 1999.

    In March 1999, the Company issued 9,872 shares of common stock in connection with its obligations under the Primewest acquisition agreement.

    In May 1999, the Company received 59,756 shares of common stock from its Founding Managers as payment of the Company's withholding obligations upon vesting of the second installment of the May 1997 Founding Managers' Restricted Stock Awards and the first installment of the April 1998 Restricted Stock Award. The fair value of the stock at the time it was paid to the Company was $860,000. These shares were cancelled in August 1999.

    In August 1999, the Company issued 42,377 shares of common stock upon the exercise of 100,000 warrants held by Comerica.

F–39

    In March 2000, the Company issued 2,732 shares of common stock in connection with its obligations under the Primewest Acquisition Agreement.

    In April 2000, the Company issued 13,577 shares in connection with the acquisition of Worth Funding, a wholly owned subsidiary of New Century Mortgage Corporation.

    In May 2000, the Company received 59,734 shares of common stock from its Founding Managers as payment of the Company's withholding obligations upon vesting of the third installment of the May 1997 Founding Managers' Restricted Stock Awards and the second installment of the April 1998 Restricted Stock Award. The fair value of the stock at the time it was paid to the Company was $562,000. These shares were cancelled in September 2000.

    In December 2000, the Company issued 55,090 shares of common stock in connection with its obligations under the Primewest acquisition agreement.

(c) Warrants

    In May 1997, the Company issued to Comerica warrants to purchase 100,000 shares of common stock at $11.00 per share and in September 1997, the Company issued an additional 50,000 warrants at $11.00 per share pursuant to the completion of certain services by Comerica with respect to servicing the Company's loans. During 1998, Comerica forfeited the right to receive an additional 183,333 warrants due to non-completion of certain services. The warrants granted are exercisable over five years, and were fully vested at December 31, 2000. The Company believes that the warrant prices approximated fair value of the Company's stock at the date of grant. In accordance with FASB No. 123, $675,000 has been determined to be the value of the stock warrants issued on the measurement date. As of December 31, 1999, the value of the warrants had been amortized as general and administrative expenses. As of December 31, 2000, 50,000 warrants remain outstanding.

    In April 2000, the Company issued warrants to US Bank in connection with the extension of the maturity of the subordinated debt. The Company issued a total of 725,000 warrants which were deemed to have a value of $3.8 million. Included in general and administrative expenses for the year ended December 31, 2000 is $1.2 million in amortization related to these warrants. These warrants were forfeited on January 12, 2001.

(15) STOCK OPTIONS

    In 1995, the Company adopted and received stockholders' approval of the qualified 1995 Stock Option Plan (the Plan) pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 3.0 million shares of authorized but unissued common stock. Stock options granted under the Plan have terms of ten years and vest over a range from December 1996 to September 2005. The Company has also issued the following grants of nonqualified stock options outside the Plan: (i) 120,000 granted to certain executive officers of the Company in December 1996, vesting over a three-year period and expiring ten years from the grant date, (ii) 7,500 granted to a former director of the Company in May 1997, vesting over five years and expiring ten years from the grant date, (iii) 10,000 granted to a nonemployee director of the Company in September 1998, vesting over five years and expiring ten years from the grant date, and (iv) 30,000 granted to two non-employee directors of the Company in May 1999, vesting over five years and expiring ten years from the grant date. All stock options are granted with an exercise price not less than the stock's fair market value at the date of grant.

F–40

    At December 31, 2000, there were 494,477 shares available for grant under the Plan. Of the options outstanding at December 31, 2000 and 1999, 1,414,936 and 1,166,500, respectively, were exercisable with weighted-average exercise prices of $8.86 and $8.23, respectively. The per share weighted-average fair value of stock options granted during the year ended December 31 was $4.00 and $7.68, respectively, at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	1999	2000
Expected life (years)	4.5	4.5
Risk-free interest rate	7.0%	6.5%
Volatility	55.0%	55.0%
Expected dividend yield	—	—

    The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings would have been reduced to the pro forma amounts indicated below (dollars in thousands, except per share amounts):

	1998	1999	2000
Net earnings (loss):
As reported	$31,115	39,509	(23,025)
Pro forma	30,018	38,135	(24,855)

Basic earnings (loss) per share:
As reported	$2.19	2.59	(1.76)
Pro forma	2.11	2.50	(1.88)

Diluted earnings (loss) per share:
As reported	$2.03	2.11	(1.76)
Pro forma	1.96	2.04	(1.88)

F–41

    Stock options activity during the years ended December 31 is as follows:

	Number of Shares	Weighted-average Exercise Price
Balance at December 31, 1997	1,938,070	7.25
Granted	510,900	9.88
Exercised	(108,150)	1.18
Canceled	(273,700)	7.49

Balance at December 31, 1998	2,067,120	8.19
Granted	448,000	14.54
Exercised	(179,165)	4.63
Canceled	(62,575)	11.92

Balance at December 31, 1999	2,273,380	9.62
Granted	333,500	7.66
Exercised	(108,847)	4.32
Canceled	(299,772)	11.77

Balance at December 31, 2000	2,198,261	$9.26

    At December 31, 2000, the range of exercise prices, the number outstanding, weighted-average remaining term in years and weighted-average exercise price of options outstanding and the number exercisable and weighted-average price of options currently exercisable are as follows:

Range of Exercise Prices	Number Outstanding	Weighted-average Remaining Term	Weighted-average Exercise Price	Number Exercisable	Weighted-average Exercise Price
$0.50-0.50	20,000	5.23	$0.50	11,600	$0.50
1.75-1.75	24,879	5.67	1.75	9,029	1.75
3.50-3.50	126,650	5.92	3.50	121,650	3.50
7.00-7.00	267,500	9.17	7.00	—	—
7.50-7.50	624,832	6.33	7.50	604,507	7.50
8.38-8.38	74,200	7.67	8.38	32,950	8.38
9.00-9.00	18,800	9.16	9.00	3,800	9.00
9.50-9.53	76,800	7.41	9.53	51,800	9.53
10.00-10.75	145,146	7.35	10.19	71,771	10.18
11.00-11.75	472,254	6.81	11.06	380,154	11.03
12.00-12.75	198,800	8.09	12.47	73,900	12.51
15.00-15.00	10,000	7.58	15.00	10,000	15.00
17.00-17.00	20,400	6.67	17.00	14,275	17.00
18.25-18.25	118,000	8.58	18.25	29,500	18.25

F–42

(16) GENERAL AND ADMINISTRATIVE EXPENSES

    A summary of general and administrative expenses for the year ended December 31 is as follows (dollars in thousands):

	1998	1999	2000
Other administrative expenses	$3,469	6,346	7,999
Occupancy	7,596	8,488	10,807
Depreciation and amortization	2,550	2,778	4,166
Telephone	3,467	4,575	4,849
Postage and courier	2,892	3,633	4,143
Travel, entertainment and conferences	3,246	3,454	2,610
Servicing	1,840	2,896	2,697
Equipment rental	4,207	7,074	9,842
Data processing	54	1,477	3,339
Office supplies	1,673	2,011	2,149

	$30,994	42,732	52,601

(17) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company estimates the fair value of financial instruments using available market information and appropriate valuation methods. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methods may have a material impact on the estimated fair value amounts.

    The estimated fair values of the Company's financial instruments as of December 31 are as follows (dollars in thousands):

	2000
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$10,283	10,283
Loans receivable held for sale, net	400,089	406,420
Residual interests in securitizations	361,646	361,646
Interest rate cap	881	881
Financial liabilities:
Warehouse and aggregation lines of credit	404,446	404,446
Residual financing payable	176,806	176,806
Subordinated debt	40,000	40,000
Notes payable	24,340	24,340

F–43

	1999
	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$4,496	4,496
Loans receivable held for sale, net	442,653	444,599
Residual interests in securitizations	364,689	364,689
Financial liabilities:
Warehouse and aggregation lines of credit	428,726	428,726
Residual financing payable	177,493	177,493
Subordinated debt	20,000	20,000
Notes payable	3,051	3,051

    The following methods and assumptions were used in estimating the Company's fair value disclosures for financial instruments.

    Cash and cash equivalents: The fair value of cash and cash equivalents approximates the carrying value reported in the balance sheet.

    Loans receivable held for sale: The fair value of loans receivable held for sale is determined in the aggregate based on outstanding whole loan commitments from investors or current investor yield requirements.

    Residual interests in securitizations: The fair value of residual interests in securitizations is determined by calculating the net present value of estimated future cash flows using a discount rate commensurate with the risks involved.

    Interest rate cap: The fair value of the interest rate cap is determined based on a market quote.

    Warehouse lines of credit and residual financing payable: The carrying value reported in the balance sheet approximates fair value as the warehouse lines of credit and residual financing payable are due upon demand and bear interest at a rate that approximates current market interest rates for similar type lines of credit.

    Subordinated debt: The fair value of subordinated debt is estimated to approximate carrying value as the subordinated debt bears interest at a rate that approximates current market rate for similar borrowings.

    Notes payable: The fair value of notes payable is determined by discounting expected cash payments at the current market interest rate over the term of the notes payable.

F–44

(18) CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

    The following is condensed information as to the financial condition, results of operations and cash flows of New Century Financial Corporation:

Condensed Balance Sheets
(Dollars in thousands)

	December 31
ASSETS	1999	2000
Cash and cash equivalents	$1,328	768
Investment in and receivable from subsidiaries	172,196	151,721
Other assets	411	2,631

	$173,935	155,120

LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities	$972	2,971
STOCKHOLDERS' EQUITY	172,963	152,149

	$173,935	155,120

Condensed Statements of Operations
(Dollars in thousands)

	1998	1999	2000
Interest income	$44	3,187	3,926
Equity in undistributed earnings (loss) of subsidiaries	32,940	39,206	(21,509)

	32,984	42,393	(17,583)

Personnel	1,979	1,602	2,215
General and administrative	236	571	3,163
Professional services	289	479	994

	2,504	2,652	6,372

Earnings (loss) before income taxes (benefit)	30,480	39,741	(23,955)
Income taxes (benefit)	(635)	232	(930)

Net earnings (loss)	$31,115	39,509	(23,025)

F–45

NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 2000 --(Continued)

Condensed Statements of Cash Flows
(Dollars in thousands)

	1998	1999	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$31,115	$39,509	$(23,025)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,035	668	1,336
Decrease (increase) in other assets	(1,027)	1,624	411
Increase in other liabilities	186	244	1,999
Equity in undistributed earnings of subsidiaries	(32,940)	(39,206)	21,509

Net cash provided by (used in) operating activities	(1,631)	2,839	2,230

CASH FLOWS FROM INVESTING ACTIVITY—DECREASE (INCREASE) IN INVESTMENT IN AND RECEIVABLES FROM SUBSIDIARY	(18,211)	(20,570)	(241)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of stock	20,409	20,278	351
Dividends paid on preferred stock	—	(1,786)	(2,900)

Net cash provided by financing activities	20,409	18,492	(2,549)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	567	761	(560)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	567	1,328

CASH AND CASH EQUIVALENTS, END OF PERIOD	$567	$1,328	$768

F–46

(19) EARNINGS PER SHARE

    The following table illustrates the computation of basic and diluted earnings per share (dollars in thousands, except per share amounts):

	1998	1999	2000
Numerator:
Net earnings (loss)	$31,115	$39,509	$(23,025)
Less preferred stock dividends	158	2,111	2,900

Earnings (loss) available to common stockholders	$30,957	$37,398	$(25,925)

Denominator:
Denominator for basic earnings per share—weighted-average common shares outstanding	14,165,307	14,414,565	14,727,582
Effect of dilutive securities:
Convertible preferred stock	283,678	3,132,490	—
Restricted stock award	258,397	180,954	—
Warrants	22,879	29,569	—
Stock options	591,332	941,326	—

Denominator for diluted earnings per share	15,321,593	18,698,904	14,727,582

Basic earnings (loss) per share	$2.19	$2.59	$(1.76)

Diluted earnings (loss) per share	$2.03	$2.11	$(1.76)

    For 2000, 1,243,661 stock options, 40,000 shares of convertible preferred stock and 725,000 warrants are excluded from the calculation of diluted earnings per share because their effect is anti-dilutive in periods where losses are reported. In addition, for 2000, 1999, and 1998, 947,100, 224,300 and 798,850 stock options, respectively and 50,000 warrants for 2000 and for 1998, whose exercise price exceeded the average market price of the common shares are excluded from calculation of the dilutive number of shares.

F–47

(20) SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

    Selected quarterly financial data are presented below by quarter for the years ended December 31 (dollars in thousands, except per share amounts):

	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
Gain (loss) on sale of loans	$22,810	$(1,605)	$20,265	$(26,518)
Interest income	18,441	17,771	15,338	15,801
Other income	— —	540	564	549
Servicing income	19,133	19,227	21,023	20,577

Total revenues	60,384	35,933	57,190	10,409
Operating expenses	47,667	50,593	48,884	53,553

Earnings (loss) before income taxes	12,717	(14,660)	8,306	(43,144)
Income taxes (benefit)	5,444	(6,057)	3,569	(16,712)

Net earnings (loss)	7,273	(8,603)	4,737	$(26,432)

Basic earnings (loss) per share	$0.45	$(0.63)	$0.27	$(1.84)

Diluted earnings (loss) per share	$0.38	$(0.63)	$0.24	$(1.84)

	March 31, 1999	June 30, 1999	September 30, 1999	December 31, 1999
Gain on sale of loans	$29,428	$30,187	$35,275	$26,782
Interest income	15,318	13,656	16,014	16,469
Servicing income	9,465	12,115	11,747	17,486

Total revenues	54,211	55,958	63,036	60,737
Operating expenses	37,586	37,357	42,748	49,365

Earnings before income taxes	16,625	18,601	20,288	11,372
Income taxes	6,813	7,722	8,360	4,482

Net earnings	9,812	10,879	11,928	$6,890

Basic earnings per share	$0.66	$0.73	$0.78	$0.42

Diluted earnings per share	$0.55	$0.60	$0.62	$0.36

(21) LIQUIDITY

    The Company's business requires substantial cash to support its operating activities and growth plans. As a result, the Company is dependent on its warehouse and aggregation lines of credit, its residual financing facility and subordinated debt in order to finance its continued operations. If the Company's principal lenders decided to terminate or not to renew any of these credit facilities with the Company, the loss of borrowing capacity would have a material adverse impact on the Company's results of operations unless the Company found a suitable alternative source. The Company's strategies for mitigating the effects of a loss of financing would most likely include (i) reducing production levels; (ii) continuing to rely on whole loan sales rather than securitizations in its secondary marketing

F–48

strategy; (iii) accelerating the disposal of its loan inventory; and (iv) attempting to find interim financing from alternative sources.

(22) SUBSEQUENT EVENTS

    In March 2001, Ocwen Federal Bank FSB (Ocwen) purchased the mortgage loan servicing rights on approximately $4.8 billion in loans. Ocwen also purchased all advances related to those servicing rights. There was no significant gain or loss recorded. The Company also committed to sell $3.0 billion in mortgage loan servicing rights over the next 20 months at a price to be determined based on the characteristics of the particular loans.

    Concurrent with the closing of the Ocwen transaction, the Company and Salomon agreed to amend the residual financing facility to provide for pre-determined monthly and quarterly payment obligations and the elimination of the margin call feature. Scheduled payments provide for full repayment of the debt by December 31, 2002.

    In addition, the Company and US Bank agreed to extend the maturity of the $40.0 million in subordinated debt to December 31, 2003.

F–49

3,000,000 Shares

New Century Financial Corporation

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY
JEFFERIES & COMPANY, INC.
ADVEST, INC.

            2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    The following table sets forth all expenses payable by New Century Financial Corporation (the "Company") in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the SEC registration fee and the NASD filing fee.

Amount to Be Paid
Registration fee	$9,789
NASD filing fee	4,371
Blue sky qualification fees and expenses	2,500
Printing and engraving expenses	125,000
Legal fees and expenses	225,000
Accounting fees and expenses	125,000
Transfer agent and registrar fees	5,000
Miscellaneous	53,340

Total	$550,000

Item 15. Indemnification Of Officers And Directors

    Under Section 145 of the Delaware General Corporation Law, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

    The Company's Amended and Restated Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent provided by applicable law for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, pursuant to Section 174 of the Delaware General Corporation Law (the "DGCL") or for any transaction from which such director derived an improper personal benefit. Under the DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Amended and Restated Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except as provided in the Company's Amended and Restated Certificate of Incorporation and in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

    The Amended and Restated Bylaws of the Company provide that the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain limitations for settlements not approved by the Company, for losses covered by an insurance policy, for judgments for an accounting of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934 and similar laws and where prohibited by applicable law.

II–1

    The Company has entered into agreements with each of the directors and officers of the Company pursuant to which the Company has agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the Company or any other corporation of which such person is a director or officer at the request of the Company to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

    The Form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its directors and officers for certain liabilities arising under the Securities Act or otherwise.

    At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Item 16. Exhibits And Financial Statement Schedule

(a)
Exhibits

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement†
4.1	Specimen Stock Certificate(1)
4.2	Specimen Series 1998A Convertible Preferred Stock Certificate(2)
4.3	Specimen Series 1999A Convertible Preferred Stock Certificate(5)
5.1	Opinion of O'Melveny & Myers LLP†
10.1	Form of Indemnity Agreement between the Company and each of its executive officers and directors(1)*
10.2	1995 Stock Option Plan, as amended (incorporated by reference from the Company's Form S-8 Registration Statement (No. 333-56514) as filed with the Securities and Exchange Commission on March 2, 2001*
10.3	Founding Managers' Incentive Compensation Plan(1)*
10.4	Office Building Lease by and between Koll Center Irvine Number Two and New Century Financial Corporation dated April 11, 1997(1)
10.5	Registration Rights Agreement, dated May 30, 1997, by and between the Company and certain stockholders of the Company(1)
10.6	Form of Equalization Option granted to two executive officers of the Company(1)*
10.7	New Century Financial Corporation Comerica Warrant to Purchase Common Stock issued to Comerica on May 30, 1997(1)
10.8	Office Building Lease by and between AGBRI Cowan and New Century Financial Corporation dated November 6, 1997(6)
10.9	Employee Stock Purchase Plan, as amended(7)*
10.10	Merger Agreement, dated as of December 17, 1997, by and among New Century, NC Acquisition Corp., PWF, Kirk Redding and Paul Akers(8)
10.11	First Amendment to Merger Agreement, dated January 12, 1998, by and among New Century, NC Acquisition Corp., PWF, Kirk Redding and Paul Akers(8)

II–2

10.12	Master Lease Agreement by and between New Century Mortgage Corporation and General Electric Capital Corporation, dated as of October 24, 1997(6)
10.13	First Amendment to Founding Managers' Incentive Compensation Plan(9)*
10.14	Third Amended and Restated Credit Agreement between the Company and U.S. Bank National Association dated May 29, 1998(10)
10.15	First Amendment to Third Amended and Restated Credit Agreement between the Company and U.S. Bank National Association dated July 27, 1998(11)
10.16	Second Amendment to Third Amended and Restated Credit Agreement between the Company and U.S. Bank National Association dated June 30, 1998(11)
10.17	Third Amendment to Third Amended and Restated Credit Agreement between the Company and U.S. Bank National Association dated November 23, 1998(4)
10.18	Fourth Amendment to Third Amended and Restated Credit Agreement between the Company and U.S. Bank National Association dated December 11, 1998(4)
10.19	Deferred Compensation Plan (incorporated by reference from the Company's Form S-8 Registration Statement(No. 333-68467) as filed with the Securities and Exchange Commission on December 7, 1998*
10.20	Preferred Stock Purchase Agreement, dated as of October 18, 1998, between the Company and U.S. Bancorp(2)
10.21	Registration Rights Agreement, dated as of November 24, 1998, between the Company and U.S. Bancorp(2)
10.22	Flow Purchase Agreement, dated as of November 24, 1998, between New Century Mortgage Corporation and U.S. Bank National Association, ND(2)
10.23	Service Provider Agreement, dated as of November 24, 1998, between New Century Mortgage Corporation and U.S. Bank National Association, ND(2)
10.24	Form of Founding Managers' Shareholder Agreement, dated November 24, 1998(4)
10.25	Form of Founding Managers' Employment Agreement, dated January 1, 1999(4)*
10.26	Letter Agreement by and between NC Capital Corporation, New Century Mortgage Corporation and Salomon Brothers Realty Corp., dated December 11, 1998(4)
10.27	Fourth Amended and Restated Credit Agreement between the Company and U.S. Bank National Association dated May 26, 1999(5)
10.28	Master Loan and Security Agreement by and between NC Capital Corporation and Greenwich Capital Financial Products, Inc., dated June 23, 1999(5)
10.29	Residual Financial Facility Agreement by and between NC Capital Corporation and Greenwich Capital Financial Products, Inc., dated June 23, 1999(5)
10.30	Master Loan and Security Agreement by and among New Century Mortgage Corporation, NC Capital Corporation and Paine Webber Real Estate Securities, Inc., dated as of July 20, 1999(5)
10.31	Preferred Stock Purchase Agreement, dated as of July 26, 1999, between the Company and U.S. Bancorp(5)
10.32	Amended and Restated Registration Rights Agreement, dated as of July 26, 1999, between the Company and U.S. Bancorp(5)

II–3

10.33	First Amendment to Fourth Amended and Restated Credit Agreement between the Company and U.S. Bank National Association, dated August 31, 1999(12)
10.34	Letter Agreement by and between NC Capital Corporation, New Century Mortgage Corporation and Salomon Brothers Realty Corp., dated September 1, 1999(12)
10.35	Amendment to Master Loan and Security Agreement dated as of July 20, 1999 by and among New Century Mortgage Corporation, NC Capital Corporation and Paine Webber Real Estate Securities, Inc., dated as of September 30, 1999(12)
10.36	Industrial Lease, dated October 11, 1999, between the Company and the Irvine Company(12)
10.37	Second Amendment to Fourth Amended and Restated Credit Agreement between the Company and U.S. Bank National Association, dated October 15, 1999(12)
10.38	Amendment Number One to Master Loan and Security Agreement dated as of June 23, 1999 by and between NC Capital Corporation and Greenwich Capital Financial Products, Inc., dated as of October 23, 1999(12)
10.39	Third Amendment to Pledge and Security Agreement dated February 17, 2000 between New Century Mortgage Corporation and U.S. Bank National Association(7)
10.40	Amendment to Letter Agreement dated as of September 1, 1999 by and between NC Capital Corporation, New Century Mortgage Corporation and Salomon Brothers Realty Corp., dated March 7, 2000(7)
10.41	Subordinated Loan Agreement by and among New Century Mortgage Corporation and U.S. Bank National Association, dated April 28, 2000(3)
10.42	Warrant Issuance Agreement by and among New Century Financial Corporation, U.S. Bancorp and U.S. Bank National Association, dated April 28, 2000(3)
10.43	Promissory Note by New Century Mortgage Corporation, dated April 28, 2000(3)
10.44	Amended and Restated Registration Rights Agreement by and among New Century Financial Corporation, U.S. Bancorp and U.S. Bank National Association, dated April 28, 2000(3)
10.45	Amended and Restated Pledge and Security Agreement by and among New Century Mortgage Corporation and U.S. Bank National Association, dated April 30, 2000(3)
10.46	Amended and Restated Security Agreement by and among NC Capital Corporation, NC Residual II Corporation and U.S. Bank National Association, dated April 30, 2000(3)
10.47	Amended and Restated Servicing Security Agreement by and among New Century Mortgage Corporation and U.S. Bank National Association, dated April 30, 2000(3)
10.48	Intercreditor Agreement by and among U.S. Bank National Association, NC Capital Corporation, NC Residual II Corporation and Salomon Smith Barney, Inc. dated April 26, 2000(3)
10.49	Master Loan & Security Agreement, by and among New Century Mortgage Corporation, NC Capital Corporation and Salomon Brothers Realty Corp., dated April 1, 2000(3)
10.50	Letter Agreement, by and among Salomon Brothers Realty Corp., NC Capital Corporation and New Century Mortgage Corporation, dated April 1, 2000(3)
10.51	Third Amendment to Fourth Amended and Restated Credit Agreement dated May 24, 2000 by and among New Century Mortgage Corporation and U.S. Bank National Association(13)

II–4

10.52	Fourth Amendment to Fourth Amended and Restated Credit Agreement, dated June 29, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(13)
10.53	Amendment Number Two to the Master Loan and Security Agreement, dated June 23, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(13)
10.54	Amendment Number One to the Residual Financing Facility Agreement, dated June 23, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(13)
10.55	Intercreditor Letter Agreement, dated June 30, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(13)
10.56	Purchase Agreement dated July 20, 2000 by and among New Century Mortgage Corporation and U.S. Bank National Association(13)
10.57	Restated Purchase Agreement dated July 31, 2000 by and among New Century Mortgage Corporation and U.S. Bank National Association(13)
10.58	Global Master Repurchase Agreement dated as of December 11, 1998 between Salomon Smith Barney, Inc. as Agent for Salomon Brothers International Limited and NC Capital Corporation(14)
10.59	Global Master Repurchase Agreement dated as of December 11, 1998 between Salomon Smith Barney, Inc. as Agent for Salomon Brothers International Limited and NC Residual II Corporation(14)
10.60	Warrant, dated April 28, 2000, issued to U.S. Bank National Association (650,000 shares)(14)
10.61	Warrant, dated April 28, 2000, issued to U.S. Bank National Association (37,500 shares)(14)
10.62	Warrant, dated July 18, 2000, issued to U.S. Bank National Association(14)
10.63	Warrant, dated October 30, 2000, issued to U.S. Bank National Association(14)
10.64	Amendment Number Two to Residual Financing Facility Agreement, dated September 28, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(14)
10.65	Amendment Number Three to Residual Financing Facility Agreement, dated October 31, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(14)
10.66	Amendment to Letter Agreement by and between Salomon Brothers Realty Corp., NC Capital Corporation and New Century Mortgage Corporation, dated April 1, 2000(14)
10.67	Irrevocable Proxy, dated November 11, 2000, executed by Brookhaven Capital Management, LLC, Watershed Partners, L. P. and Vincent A. Carrino(14)
10.68	First Amendment to Subordinated Loan Agreement by and between New Century Mortgage Corporation and U.S. Bank National Association dated July 20, 2000(15)
10.69	Letter Agreement by and among New Century Mortgage Corporation, NC Capital Corporation and Salomon Brothers Realty Corporation, dated November 30, 2000(15)
10.70	Letter Agreement by and among New Century Mortgage Corporation, NC Capital Corporation and Salomon Brothers Realty Corporation, dated December 27, 2000(15)

II–5

10.71	Amendment Number Four to Residual Financing Facility Agreement, dated November 21, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(15)
10.72	Termination of the Master Loan and Security Agreement by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc. dated February 13, 2001(15)
10.73	Termination Agreement by and among New Century Financial Corporation, PWF Corporation, Paul B. Akers and Kirk Redding, dated December 13, 2000(15)
10.74	Master Loan and Security Agreement by and between NC Capital Corporation and Morgan Stanley Dean Witter Mortgage Capital Inc., dated December 1, 2001(15)
10.75	Separation Agreement and General Release by and between New Century Financial Corporation and Steve Holder, dated as of December 27, 2000(15)
10.76	Consulting Agreement between New Century Financial Corporation and Steve Holder, dated as of December 27, 2000(15)
10.77	Termination Letter regarding U.S. Bank National Association's Warrants, dated January 12, 2001(15)
10.78	Termination Letter regarding U.S. Bank National Association's Shareholder Agreements with Robert Cole, Brad Morrice, Ed Gotschall and Steve Holder dated January 12, 2001(15)
10.79	Servicing Rights Purchase Agreement by and among Ocwen Federal Bank FSB and New Century Mortgage Corporation, dated February 28, 2001(15)
10.80	Receivables Financing Facility Agreement by and among Ocwen Federal Bank FSB and New Century Mortgage Corporation, dated February 28, 2001(15)
10.81	Residential Flow Interim Servicing and Servicing Rights Purchase Agreement by and between New Century Mortgage Corporation and Ocwen Federal Bank FSB, dated as of March 1, 2001(15)
10.82	First Amendment to Restated Purchase Agreement by and between New Century Mortgage Corporation and U.S. Bank National Association, dated February 28, 2001(15)
10.83	Second Amendment to Subordinated Loan Agreement by and between New Century Mortgage Corporation and U.S. Bank National Association dated as of March 29, 2001(15)
10.84	Third Amended and Restated Subordinated Promissory Note executed by New Century Mortgage Corporation in favor of U.S. Bank National Association, dated as of March 29, 2001(15)
10.85	TBMA/ISMA Global Master Repurchase Agreement by and between Salomon Smith Barney Inc. as Agent for Salomon Brothers International Limited and NC Capital Corporation and Annex I thereto, dated as of March 29, 2001(15)
10.86	TBMA/ISMA Global Master Repurchase Agreement by and between Salomon Smith Barney Inc. as Agent for Salomon Brothers International Limited and NC Residual II Corporation and Annex I thereto, dated as of March 29, 2001(15)
10.87	Letter Agreement dated March 29, 2001 by and among U.S. Bank National Association, NC Capital Corporation, NC Residual II Corporation and Salomon Smith Barney as Agent for Salomon Brothers International Ltd.(15)
10.88	Letter dated March 29, 2001 from U.S. Bancorp to the Corporation regarding termination of certain board rights(15)

II–6

10.89	Amended and Restated Annex I dated April 30, 2001 to the Global Master Repurchase Agreement, dated as of March 29, 2001, by and among Salomon Smith Barney, Inc., as agent for Salomon Brothers International Limited, NC Residual II Corporation and New Century Mortgage Corporation(16)
10.90	Amended and Restated Annex I dated April 30, 2001 to the Global Master Repurchase Agreement, dated as of March 29, 2001, by and among Salomon Smith Barney, Inc., as agent for Salomon Brothers International Limited, NC Capital Corporation and New Century Mortgage Corporation(16)
10.91	Amendment No. 1 to the Master Loan and Security Agreement dated April 2, 2001 by and among NC Capital Corporation and Morgan Stanley Dean Witter Mortgage Capital Inc. dated December 1, 2000(16)
10.92	Amendment No. 1 to the Custodial Agreement dated April 2, 2001 by and among NC Capital corporation, U.S. Bank Trust National Association and Morgan Stanley Dean Witter Mortgage Capital Inc. dated December 1, 2000(16)
10.93	Amendment No. 1 to the Master Loan & Security Agreement dated April 1, 2000, by and among New Century Mortgage Corporation, NC Capital Corporation and Salomon Brothers Realty Corp., dated March 30, 2001(16)
10.94	Amendment No. 2 to the Master Loan & Security Agreement dated April 1, 2000, by and among New Century Mortgage Corporation, NC Capital Corporation and Salomon Brothers Realty Corp, dated May 1, 2001(16)
10.95	Fifth Amended and Restated Credit Agreement, between the Company and U.S. Bank National Association dated May 23, 2001(17)
10.96	Agreement to Increase Commitment Amount by and among New Century Mortgage Corporation, NC Capital Corporation, U.S. Bank National Association and CDC Mortgage Capital Inc., dated as of June 25, 2001(17)
10.97	Letter Agreement by and between NC Capital Corporation, New Century Mortgage Corporation and Salomon Brothers Realty Corp., dated June 1, 2001(17)
10.98	Amendment No. 1 to the Letter Agreement dated July 2, 2001 by and between NC Capital Corporation, New Century Mortgage Corporation and Salomon Brothers Realty Corp., dated June 1, 2001(17)
10.99	Amendment No. 3 to the Master Loan & Security Agreement dated June 12, 2001, by and among NC Capital Corporation and Morgan Stanley Dean Witter Mortgage Capital Inc. dated December 1, 2000(17)
10.100	Purchase Agreement by and among New Century Financial Corporation and Friedman, Billings, Ramsey & Co., Inc., dated July 19, 2001(17)
10.101	Placement Agency Agreement, by and among New Century Financial Corporation and Friedman, Billings, Ramsey & Co., Inc., dated July 19, 2001(17)
10.102	Master Repurchase Agreement by and among CDC Mortgage Capital Inc., New Century Mortgage Corporation and NC Capital Corporation, dated July 19, 2001(17)
10.103	Amendment No. 1 to Master Repurchase Agreement, dated August 31, 2001, by and among CDC Mortgage Capital Inc., New Century Mortgage Corporation and NC Capital Corporation

II–7

10.104	Amendment No. 5 to Master Loan and Security Agreement, dated September 18, 2001, by and between NC Capital Corporation and Morgan Stanley Dean Witter Mortgage Capital Inc.
23.1	Consent of KPMG LLP
23.2	Consent of O'Melveny & Myers LLP. Reference is made to Exhibit 5.1†
24.1	Power of Attorney. Reference is made to page II-10†

*
Management contract or compensatory plan or arrangement.

†
Previously filed.

(1)
Incorporated by reference from the Company's Form S-1 Registration Statement (No. 333-25483) as filed with the Securities and Exchange Commission on June 23, 1997.

(2)
Incorporated by reference from the Company's Form 8-K as filed with the Securities and Exchange Commission on December 8, 1998.

(3)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 15, 2000.

(4)
Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 on file with the Securities and Exchange Commission.

(5)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 16, 1999.

(6)
Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 on file with the Securities and Exchange Commission.

(7)
Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 on file with the Securities and Exchange Commission.

(8)
Incorporated by reference from the Company's Form 8-K as filed with the Securities and Exchange Commission on January 26, 1998.

(9)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 15, 1998.

(10)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 14, 1998.

(11)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 1998.

(12)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 15, 1999.

(13)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 14, 2000.

(14)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2000.

(15)
Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission.

(16)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 15, 2001.

(17)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on July 27, 2001.

II–8

(b)
Financial Statement Schedules

    All schedules are omitted because they are not required, are not applicable, or the information is included in the Consolidated Financial Statements or notes thereto.

Item 17. Undertakings

    The Company hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Exchange Act of 1934, as amended (the "Exchange Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Exchange Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issue.

    The undersigned Company hereby undertakes that:

    (1) For purposes of determining any liability under the Exchange Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Exchange Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II–9

SIGNATURES AND POWER OF ATTORNEY

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Amendment No. 2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, County of Orange, State of California, on October 4, 2001.

NEW CENTURY FINANCIAL CORPORATION
By:	/s/ BRAD A. MORRICE Brad A. Morrice Vice Chairman, President and Chief Operating Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Robert K. Cole	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	October 4, 2001
/s/ BRAD A. MORRICE Brad A. Morrice	Vice Chairman, President, Chief Operating Officer and Director	October 4, 2001
* Edward F. Gotschall	Vice Chairman, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	October 4, 2001
* Fredric J. Forster	Director	October 4, 2001
* Michael M. Sachs	Director	October 4, 2001
* Terrence P. Sandvik	Director	October 4, 2001

II–10

* Richard A. Zona	Director	October 4, 2001
*By:	/s/ BRAD A. MORRICE Brad A. Morrice Attorney-in-fact

II–11

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement†
4.1	Specimen Stock Certificate(1)
4.2	Specimen Series 1998A Convertible Preferred Stock Certificate(2)
4.3	Specimen Series 1999A Convertible Preferred Stock Certificate(5)
5.1	Opinion of O'Melveny & Myers LLP†
10.1	Form of Indemnity Agreement between the Company and each of its executive officers and directors(1)*
10.2	1995 Stock Option Plan, as amended (incorporated by reference from the Company's Form S-8 Registration Statement (No. 333-56514) as filed with the Securities and Exchange Commission on March 2, 2001*
10.3	Founding Managers' Incentive Compensation Plan(1)*
10.4	Office Building Lease by and between Koll Center Irvine Number Two and New Century Financial Corporation dated April 11, 1997(1)
10.5	Registration Rights Agreement, dated May 30, 1997, by and between the Company and certain stockholders of the Company(1)
10.6	Form of Equalization Option granted to two executive officers of the Company(1)*
10.7	New Century Financial Corporation Comerica Warrant to Purchase Common Stock issued to Comerica on May 30, 1997(1)
10.8	Office Building Lease by and between AGBRI Cowan and New Century Financial Corporation dated November 6, 1997(6)
10.9	Employee Stock Purchase Plan, as amended(7)*
10.10	Merger Agreement, dated as of December 17, 1997, by and among New Century, NC Acquisition Corp., PWF, Kirk Redding and Paul Akers(8)
10.11	First Amendment to Merger Agreement, dated January 12, 1998, by and among New Century, NC Acquisition Corp., PWF, Kirk Redding and Paul Akers(8)
10.12	Master Lease Agreement by and between New Century Mortgage Corporation and General Electric Capital Corporation, dated as of October 24, 1997(6)
10.13	First Amendment to Founding Managers' Incentive Compensation Plan(9)*
10.14	Third Amended and Restated Credit Agreement between the Company and U.S. Bank National Association dated May 29, 1998(10)
10.15	First Amendment to Third Amended and Restated Credit Agreement between the Company and U.S. Bank National Association dated July 27, 1998(11)
10.16	Second Amendment to Third Amended and Restated Credit Agreement between the Company and U.S. Bank National Association dated June 30, 1998(11)
10.17	Third Amendment to Third Amended and Restated Credit Agreement between the Company and U.S. Bank National Association dated November 23, 1998(4)
10.18	Fourth Amendment to Third Amended and Restated Credit Agreement between the Company and U.S. Bank National Association dated December 11, 1998(4)
10.19	Deferred Compensation Plan (incorporated by reference from the Company's Form S-8 Registration Statement(No. 333-68467) as filed with the Securities and Exchange Commission on December 7, 1998*

10.20	Preferred Stock Purchase Agreement, dated as of October 18, 1998, between the Company and U.S. Bancorp(2)
10.21	Registration Rights Agreement, dated as of November 24, 1998, between the Company and U.S. Bancorp(2)
10.22	Flow Purchase Agreement, dated as of November 24, 1998, between New Century Mortgage Corporation and U.S. Bank National Association, ND(2)
10.23	Service Provider Agreement, dated as of November 24, 1998, between New Century Mortgage Corporation and U.S. Bank National Association, ND(2)
10.24	Form of Founding Managers' Shareholder Agreement, dated November 24, 1998(4)
10.25	Form of Founding Managers' Employment Agreement, dated January 1, 1999(4)*
10.26	Letter Agreement by and between NC Capital Corporation, New Century Mortgage Corporation and Salomon Brothers Realty Corp., dated December 11, 1998(4)
10.27	Fourth Amended and Restated Credit Agreement between the Company and U.S. Bank National Association dated May 26, 1999(5)
10.28	Master Loan and Security Agreement by and between NC Capital Corporation and Greenwich Capital Financial Products, Inc., dated June 23, 1999(5)
10.29	Residual Financial Facility Agreement by and between NC Capital Corporation and Greenwich Capital Financial Products, Inc., dated June 23, 1999(5)
10.30	Master Loan and Security Agreement by and among New Century Mortgage Corporation, NC Capital Corporation and Paine Webber Real Estate Securities, Inc., dated as of July 20, 1999(5)
10.31	Preferred Stock Purchase Agreement, dated as of July 26, 1999, between the Company and U.S. Bancorp(5)
10.32	Amended and Restated Registration Rights Agreement, dated as of July 26, 1999, between the Company and U.S. Bancorp(5)
10.33	First Amendment to Fourth Amended and Restated Credit Agreement between the Company and U.S. Bank National Association, dated August 31, 1999(12)
10.34	Letter Agreement by and between NC Capital Corporation, New Century Mortgage Corporation and Salomon Brothers Realty Corp., dated September 1, 1999(12)
10.35	Amendment to Master Loan and Security Agreement dated as of July 20, 1999 by and among New Century Mortgage Corporation, NC Capital Corporation and Paine Webber Real Estate Securities, Inc., dated as of September 30, 1999(12)
10.36	Industrial Lease, dated October 11, 1999, between the Company and the Irvine Company(12)
10.37	Second Amendment to Fourth Amended and Restated Credit Agreement between the Company and U.S. Bank National Association, dated October 15, 1999(12)
10.38	Amendment Number One to Master Loan and Security Agreement dated as of June 23, 1999 by and between NC Capital Corporation and Greenwich Capital Financial Products, Inc., dated as of October 23, 1999(12)
10.39	Third Amendment to Pledge and Security Agreement dated February 17, 2000 between New Century Mortgage Corporation and U.S. Bank National Association(7)
10.40	Amendment to Letter Agreement dated as of September 1, 1999 by and between NC Capital Corporation, New Century Mortgage Corporation and Salomon Brothers Realty Corp., dated March 7, 2000(7)

10.41	Subordinated Loan Agreement by and among New Century Mortgage Corporation and U.S. Bank National Association, dated April 28, 2000(3)
10.42	Warrant Issuance Agreement by and among New Century Financial Corporation, U.S. Bancorp and U.S. Bank National Association, dated April 28, 2000(3)
10.43	Promissory Note by New Century Mortgage Corporation, dated April 28, 2000(3)
10.44	Amended and Restated Registration Rights Agreement by and among New Century Financial Corporation, U.S. Bancorp and U.S. Bank National Association, dated April 28, 2000(3)
10.45	Amended and Restated Pledge and Security Agreement by and among New Century Mortgage Corporation and U.S. Bank National Association, dated April 30, 2000(3)
10.46	Amended and Restated Security Agreement by and among NC Capital Corporation, NC Residual II Corporation and U.S. Bank National Association, dated April 30, 2000(3)
10.47	Amended and Restated Servicing Security Agreement by and among New Century Mortgage Corporation and U.S. Bank National Association, dated April 30, 2000(3)
10.48	Intercreditor Agreement by and among U.S. Bank National Association, NC Capital Corporation, NC Residual II Corporation and Salomon Smith Barney, Inc. dated April 26, 2000(3)
10.49	Master Loan & Security Agreement, by and among New Century Mortgage Corporation, NC Capital Corporation and Salomon Brothers Realty Corp., dated April 1, 2000(3)
10.50	Letter Agreement, by and among Salomon Brothers Realty Corp., NC Capital Corporation and New Century Mortgage Corporation, dated April 1, 2000(3)
10.51	Third Amendment to Fourth Amended and Restated Credit Agreement dated May 24, 2000 by and among New Century Mortgage Corporation and U.S. Bank National Association(13)
10.52	Fourth Amendment to Fourth Amended and Restated Credit Agreement, dated June 29, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(13)
10.53	Amendment Number Two to the Master Loan and Security Agreement, dated June 23, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(13)
10.54	Amendment Number One to the Residual Financing Facility Agreement, dated June 23, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(13)
10.55	Intercreditor Letter Agreement, dated June 30, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(13)
10.56	Purchase Agreement dated July 20, 2000 by and among New Century Mortgage Corporation and U.S. Bank National Association(13)
10.57	Restated Purchase Agreement dated July 31, 2000 by and among New Century Mortgage Corporation and U.S. Bank National Association(13)
10.58	Global Master Repurchase Agreement dated as of December 11, 1998 between Salomon Smith Barney, Inc. as Agent for Salomon Brothers International Limited and NC Capital Corporation(14)
10.59	Global Master Repurchase Agreement dated as of December 11, 1998 between Salomon Smith Barney, Inc. as Agent for Salomon Brothers International Limited and NC Residual II Corporation(14)

10.60	Warrant, dated April 28, 2000, issued to U.S. Bank National Association (650,000 shares)(14)
10.61	Warrant, dated April 28, 2000, issued to U.S. Bank National Association (37,500 shares)(14)
10.62	Warrant, dated July 18, 2000, issued to U.S. Bank National Association(14)
10.63	Warrant, dated October 30, 2000, issued to U.S. Bank National Association(14)
10.64	Amendment Number Two to Residual Financing Facility Agreement, dated September 28, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(14)
10.65	Amendment Number Three to Residual Financing Facility Agreement, dated October 31, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(14)
10.66	Amendment to Letter Agreement by and between Salomon Brothers Realty Corp., NC Capital Corporation and New Century Mortgage Corporation, dated April 1, 2000(14)
10.67	Irrevocable Proxy, dated November 11, 2000, executed by Brookhaven Capital Management, LLC, Watershed Partners, L. P. and Vincent A. Carrino(14)
10.68	First Amendment to Subordinated Loan Agreement by and between New Century Mortgage Corporation and U.S. Bank National Association dated July 20, 2000(15)
10.69	Letter Agreement by and among New Century Mortgage Corporation, NC Capital Corporation and Salomon Brothers Realty Corporation, dated November 30, 2000(15)
10.70	Letter Agreement by and among New Century Mortgage Corporation, NC Capital Corporation and Salomon Brothers Realty Corporation, dated December 27, 2000(15)
10.71	Amendment Number Four to Residual Financing Facility Agreement, dated November 21, 2000 by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc.(15)
10.72	Termination of the Master Loan and Security Agreement by and among NC Capital Corporation and Greenwich Capital Financial Products, Inc. dated February 13, 2001(15)
10.73	Termination Agreement by and among New Century Financial Corporation, PWF Corporation, Paul B. Akers and Kirk Redding, dated December 13, 2000(15)
10.74	Master Loan and Security Agreement by and between NC Capital Corporation and Morgan Stanley Dean Witter Mortgage Capital Inc., dated December 1, 2001(15)
10.75	Separation Agreement and General Release by and between New Century Financial Corporation and Steve Holder, dated as of December 27, 2000(15)
10.76	Consulting Agreement between New Century Financial Corporation and Steve Holder, dated as of December 27, 2000(15)
10.77	Termination Letter regarding U.S. Bank National Association's Warrants, dated January 12, 2001(15)
10.78	Termination Letter regarding U.S. Bank National Association's Shareholder Agreements with Robert Cole, Brad Morrice, Ed Gotschall and Steve Holder dated January 12, 2001(15)
10.79	Servicing Rights Purchase Agreement by and among Ocwen Federal Bank FSB and New Century Mortgage Corporation, dated February 28, 2001(15)
10.80	Receivables Financing Facility Agreement by and among Ocwen Federal Bank FSB and New Century Mortgage Corporation, dated February 28, 2001(15)

10.81	Residential Flow Interim Servicing and Servicing Rights Purchase Agreement by and between New Century Mortgage Corporation and Ocwen Federal Bank FSB, dated as of March 1, 2001(15)
10.82	First Amendment to Restated Purchase Agreement by and between New Century Mortgage Corporation and U.S. Bank National Association, dated February 28, 2001(15)
10.83	Second Amendment to Subordinated Loan Agreement by and between New Century Mortgage Corporation and U.S. Bank National Association dated as of March 29, 2001(15)
10.84	Third Amended and Restated Subordinated Promissory Note executed by New Century Mortgage Corporation in favor of U.S. Bank National Association, dated as of March 29, 2001(15)
10.85	TBMA/ISMA Global Master Repurchase Agreement by and between Salomon Smith Barney Inc. as Agent for Salomon Brothers International Limited and NC Capital Corporation and Annex I thereto, dated as of March 29, 2001(15)
10.86	TBMA/ISMA Global Master Repurchase Agreement by and between Salomon Smith Barney Inc. as Agent for Salomon Brothers International Limited and NC Residual II Corporation and Annex I thereto, dated as of March 29, 2001(15)
10.87	Letter Agreement dated March 29, 2001 by and among U.S. Bank National Association, NC Capital Corporation, NC Residual II Corporation and Salomon Smith Barney as Agent for Salomon Brothers International Ltd.(15)
10.88	Letter dated March 29, 2001 from U.S. Bancorp to the Corporation regarding termination of certain board rights(15)
10.89	Amended and Restated Annex I dated April 30, 2001 to the Global Master Repurchase Agreement, dated as of March 29, 2001, by and among Salomon Smith Barney, Inc., as agent for Salomon Brothers International Limited, NC Residual II Corporation and New Century Mortgage Corporation(16)
10.90	Amended and Restated Annex I dated April 30, 2001 to the Global Master Repurchase Agreement, dated as of March 29, 2001, by and among Salomon Smith Barney, Inc., as agent for Salomon Brothers International Limited, NC Capital Corporation and New Century Mortgage Corporation(16)
10.91	Amendment No. 1 to the Master Loan and Security Agreement dated April 2, 2001 by and among NC Capital Corporation and Morgan Stanley Dean Witter Mortgage Capital Inc. dated December 1, 2000(16)
10.92	Amendment No. 1 to the Custodial Agreement dated April 2, 2001 by and among NC Capital corporation, U.S. Bank Trust National Association and Morgan Stanley Dean Witter Mortgage Capital Inc. dated December 1, 2000(16)
10.93	Amendment No. 1 to the Master Loan & Security Agreement dated April 1, 2000, by and among New Century Mortgage Corporation, NC Capital Corporation and Salomon Brothers Realty Corp., dated March 30, 2001(16)
10.94	Amendment No. 2 to the Master Loan & Security Agreement dated April 1, 2000, by and among New Century Mortgage Corporation, NC Capital Corporation and Salomon Brothers Realty Corp, dated May 1, 2001(16)
10.95	Fifth Amended and Restated Credit Agreement, between the Company and U.S. Bank National Association dated May 23, 2001(17)
10.96	Agreement to Increase Commitment Amount by and among New Century Mortgage Corporation, NC Capitacl Corporation, U.S. Bank National Association and CDC Mortgage Capital Inc., dated as of June 25, 2001[17]

10.97	Letter Agreement by and between NC Capital Corporation, New Century Mortgage Corporation and Salomon Brothers Realty Corp., dated June 1, 2001(17)
10.98	Amendment No. 1 to the Letter Agreement dated July 2, 2001 by and between NC Capital Corporation, New Century Mortgage Corporation and Salomon Brothers Realty Corp., dated June 1, 2001(17)
10.99	Amendment No. 3 to the Master Loan & Security Agreement dated June 12, 2001, by and among NC Capital Corporation and Morgan Stanley Dean Witter Mortgage Capital Inc. dated December 1, 2000(17)
10.100	Purchase Agreement by and among New Century Financial Corporation and Friedman, Billings, Ramsey & Co., Inc., dated July 19, 2001(17)
10.101	Placement Agency Agreement, by and among New Century Financial Corporation and Friedman, Billings, Ramsey & Co., Inc., dated July 19, 2001(17)
10.102	Master Repurchase Agreement by and among CDC Mortgage Capital Inc., New Century Mortgage Corporation and NC Capital Corporation, dated July 19, 2001(17)
10.103	Amendment No. 1 to Master Repurchase Agreement, dated August 31, 2001, by and among CDC Mortgage Capital, Inc., New Century Mortgage Corporation and NC Capital Corporation
10.104	Amendment No. 5 to Master Loan and Security Agreement, dated September 18, 2001, by and between NC Capital Corporation and Morgan Stanley Dean Witter Mortgage Capital Inc.
23.1	Consent of KPMG LLP
23.2	Consent of O'Melveny & Myers LLP. Reference is made to Exhibit 5.1†
24.1	Power of Attorney. Reference is made to page II-10†

*
Management contract or compensatory plan or arrangement.

†
Previously filed.

(1)
Incorporated by reference from the Company's Form S-1 Registration Statement (No. 333-25483) as filed with the Securities and Exchange Commission on June 23, 1997.

(2)
Incorporated by reference from the Company's Form 8-K as filed with the Securities and Exchange Commission on December 8, 1998.

(3)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 15, 2000.

(4)
Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 on file with the Securities and Exchange Commission.

(5)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 16, 1999.

(6)
Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 on file with the Securities and Exchange Commission.

(7)
Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 on file with the Securities and Exchange Commission.

(8)
Incorporated by reference from the Company's Form 8-K as filed with the Securities and Exchange Commission on January 26, 1998.

(9)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 15, 1998.

(10)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 14, 1998.

(11)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 13, 1998.

(12)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 15, 1999.

(13)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 14, 2000.

(14)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 14, 2000.

(15)
Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission.

(16)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 15, 2001.

(17)
Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on July 27, 2001.

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
Our Company
Recent Operational Highlights
Growth and Operating Strategies
General Information
Recent Developments
The Offering
Summary Consolidated Financial Data
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
PRICE OF OUR COMMON STOCK AND DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF SECURITIES
UNDERWRITING
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
NEW CENTURY FINANCIAL CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
New Century Financial Corporation and Subsidiaries Condensed Consolidated Balance Sheets (Dollars in thousands, except share data) (Unaudited)
New Century Financial Corporation and Subsidiaries Condensed Consolidated Statements of Operations (Dollars in thousands, except per share amounts) (Unaudited)
New Century Financial Corporation and Subsidiaries Condensed Consolidated Statements of Cash Flows Six Months Ended June 30, 2000 and 2001 (In thousands) (Unaudited)
NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report
NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31
NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31
NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999 AND 2000
NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999 AND 2000
NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 1999 AND 2000
Condensed Balance Sheets (Dollars in thousands)
Condensed Statements of Operations (Dollars in thousands)
Condensed Statements of Cash Flows (Dollars in thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES AND POWER OF ATTORNEY
EXHIBIT INDEX